4/14


05007205

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OTT Exploration Production Public Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03827 FISCAL YEAR 4-14-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/15/05


PTTEP

ANNUAL REPORT 2004



Contents

Highly Skilled and Professional People

Best Practice

Learning Organization and Knowledge Management

Good Corporate Governance

With the belief that a sturdy foundation and a solid structure make a solid organization.
PTTEP has endeavored to explore, develop and produce petroleum for two decades, contributing to the solidity of the energy sector which in turn, is an important support to the Thai economy.
Concerted dedication of the employees from the smallest section to the highest level management is the beacon that sheds light to the rise of a world class establishment where PTTEP is heading to with pride.

Continual Business Expansion on the world stage

Aware of our Responsibilities to Society and Environment

The Leading Exploration and Production Company with Operational Excellence



Vision

The Leading Petroleum Exploration and Production Company with Operational Excellence, International Best Practices, and World-Class Competitive Strengths

Mission

To conduct our core business by operating and investing in petroleum exploration, development, production, and strategic related business in Thailand and overseas



Corporate Values

Skilled people with high character willing to learn and dedicated to achieving excellence



POLICY

ON SAFETY, SECURITY, HEALTH AND ENVIRONMENT (SSHE)

PTTEP, in conducting exploration and production of petroleum and other activities in accordance with its mission, strives at all times to achieve a manner of conduct which ensures that incidents affecting the health and safety of its employees, contractors and members of the public, the ecological environment, company's assets and reputation shall not occur. Therefore, in keeping with the company's mission, PTTEP shall

- Ensure that corporate management attaches the highest priority to maintaining sound SSHE practices
- Ensure that SSHE standards meet and, where possible, exceed all regulatory requirements
- Ensure that all hazards are identified and the necessary controls are implemented through the SSHE management system
- Ensure that an effective response system is established and implemented to mitigate adverse effects from any crises and emergencies
- Ensure that each employee and contractor has adequate SSHE awareness and training
- Ensure that an effective security system is established and implemented
- Provide safe working conditions and encourage safe working practices and participation of all employees in the prevention of accidents, incidents, unsafe acts and/or conditions and, particularly, in the reporting of the same
- Prevent all occupational diseases and promote the health of all concerned
- Continuously improve SSHE performance by pro-actively looking for areas of weakness, investigating accidents and incidents, identifying the root causes, and implementing solutions
- Ensure that PTTEP activities by minimizing wastes and resource usage are ecologically sustainable
- Include Safety, Security, Health and Environment performance in all PTTEP personnel appraisals to promote SSHE awareness and participation throughout the company
- Select its industrial and commercial partners on the basis of their adoption of compatible rules for the protection of safety, security, health and environment
- Publicly report information about SSHE goals and SSHE performance

Maroot Mrigadat
President
27 February 2004

2004
HIGHLIGHTS

Financial Highlights

Financial Highlights	2002	2003	2004
Total Assets (MM Baht)	84,393	92,576	111,945
Total Liabilities (MM Baht)	45,937	46,902	54,846
Total Shareholders' Equity (MM Baht)	38,456	45,674	57,099
Total Revenues (MM Baht)	31,774	37,014	48,417
Net Income (MM Baht)	12,054	12,028	15,866
Basic Earnings per Share (Baht)	18.49	18.44	24.31
Dividend per Share (Baht)	6.75	6.75	9.00

Financial Ratios

Financial Highlights	2002	2003	2004
Net Profit Margin (%)	37.94	32.50	32.77
Return on Shareholders' Equity (%)	34.65	28.59	30.88
Return on Total Assets (%)	14.87	13.59	13.52
Book value per share (Baht)	58.98	70.01	87.40
Share issued and fully paid-up (MM shares)	652.00	652.40	653.33

Shareholders Highlights

Date of 2004 General Shareholders Meeting :

April 5, 2005 at 15.30 hrs. at PTT Auditorium, 2nd Floor
PTT Head Office Building, 555 Vibhavadi Rangsit Road,
Chatuchak, Bangkok 10900, Thailand

Proposed dividend per share : Baht 9

Date of dividend payment : April 19, 2005


826
937
963
2002
2003
2004

Petroleum Proved Reserves
MMBOE


~110,000
~120,000
~154,000
2002
2003
2004

Petroleum Production Volumes
BOED


101,736
107,299
134,070
2002
2003
2004

Petroleum Sales Volumes
BOED


84,393
92,576
111,945
2002
2003
2004

Total Assets
Million Baht


31,774
37,014
48,417
2002
2003
2004

Total Revenues
Million Baht


12,054
12,028
15,866
2002
2003
2004

Net Income
Million Baht

REVENUES

Structure of PTTEP and Its Subsidiaries

Product	Operated by	% of PTTEP Shares		2002		2003		2004	
		2002	2003	Revenue (million baht)	%	Revenue (million baht)	%	Revenue (million baht)	%
Petroleum Exploration and Production Segment									
Crude oil	PTTEP	-	-	1,957.1	6.2	2,169.3	5.9	2,590.3	5.4
	PTTEPI	99.99	99.99	192.3	0.6	251.0	0.7	238.3	0.5
	PTTEPS	-	49.00	-	-	-	-	6,372.8	13.2
Natural gas	PTTEP	-	-	16,556.4	52.1	18,910.0	51.1	20,363.1	42.1
	PTTEPI	99.99	99.99	5,893.5	18.5	6,394.0	17.3	6,203.9	12.8
	PTTEPS	-	49.00	-	-	-	-	695.2	1.4
LPG	PTTEP	-	-	246.4	0.8	260.0	0.7	280.8	0.6
	PTTEPS	-	49.00	-	-	-	-	842.4	1.7
Condensate	PTTEP	-	-	4,514.3	14.2	5,603.0	15.1	7,915.7	16.3
	PTTEPI	99.99	99.99	227.0	0.7	450.2	1.2	696.1	1.4
Share of profit from investments under equity method	PTTEPO	75.00	75.00	529.9	1.7	480.4	1.3	153.5	0.3
Total				**30,116.9**	**94.8**	**34,517.9**	**93.3**	**46,352.1**	**95.7**
Overseas Pipeline Segment									
Gas Pipeline transportation	MGTC[1]	25.50	25.50	506.0	1.6	857.2	2.3	1,302.0	2.7
	TPC[1]	19.3178	19.3178	139.4	0.4	232.0	0.6	294.1	0.6
Total				**645.4**	**2.0**	**1,089.2**	**2.9**	**1,596.1**	**3.3**
Other Segment									
Share of profit from investments under equity method	PTTEP	99.99	99.99	126.3	0.4	269.7	0.7	55.6	0.1
Total				**126.3**	**0.4**	**269.7**	**0.7**	**55.6**	**0.1**
Other revenues	PTTEP	-	-	349.9	1.1	1,157.8	3.1	309.3	0.6
	PTTEPI	99.99	99.99	124.5	0.4	(512.1)	(1.4)	(73.1)	(0.1)
	PTTEPO	75.00	75.00	410.3	1.3	306.3	0.8	28.3	0.1
	PTTEP KV[1]	100.00	100.00	(9.6)	(0.0)	30.3	0.1	5.9	0.0
	PTTEP SV[1]	100.00	100.00	0.6	0.0	18.9	0.1	4.3	0.0
	PTTEP HV[1]	100.00	100.00	(0.1)	(0.0)	77.8	0.2	34.1	0.1
	PTTEP HL[1]	100.00	100.00	(1.9)	(0.0)	41.5	0.1	15.9	0.1
	PTTEP ME[1]	100.00	100.00	-	-	12.9	0.0	13.2	0.0
	PTTEP AG[1]	100.00	100.00	-	-	(0.1)	(0.0)	10.1	0.0
	MGTC[1]	25.50	25.50	7.2	0.0	3.6	0.0	3.6	0.0
	TPC[1]	19.3178	19.3178	4.1	0.0	-	-	-	-
	PTTEP Services[2]	-	25.00	-	-	-	-	9.7	0.0
	PTTEPT[3]	-	-	-	-	-	-	-	-
	PTTEPS[4]	-	49.00	-	-	-	-	51.5	0.1
Total				**885.0**	**2.8**	**1,136.9**	**3.1**	**412.8**	**0.9**
Total				**31,773.6**	**100.0**	**37,013.7**	**100.0**	**48,416.6**	**100.0**

[1] Held by PTTEPO
[2] Held by PTTEPT 75%
[3] Held by PTTEPI 51% และ PTTEP ME 49%
[4] Held by PTTEPO 51%

Conclusion

For this year, the total revenues of PTTEP and subsidiaries amounted to Baht 48,417 million, an increase of Baht 11,403 million or 31% when compared with Baht 37,014 million last year. This increase was mainly due to an increase in sales of Baht 12,161 million or 36%, resulting from the higher sales volume at 134,070 BOED this year, compared with 107,299 BOED last year. In addition, the average petroleum price increased to USD 23.38 per BOE when compared with USD 20.62 per BOE for last year. The increased sales volume derived mainly from (1) the sales volume of crude oil from the S1 project as a result of the additional stakes from the acquisition, (2) an increase sales volume of natural gas and condensate from the Bongkot project, and (3) an increase sales volume of natural gas from the Yetagun and the Pailin project. However, the sales of the Yadana project decreased due to the decline in the benefits of cost recovery for the production sharing since the third quarter of 2003.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased due to the higher gas transport volume of MOGE.

PTTEP and subsidiaries realized their share of net income from associated companies for this year by Baht 209 million, consisting of the net income from Medco Energi through New Links of Baht 154 million, and the net income from Thai Oil Power Co., Ltd., of Baht 55 million.

MESSAGE
FROM THE CHAIRMAN

"We are a highly-competent E&P Operator well positioned to compete in the international arena. We have a strong balance sheet. a portfolio of excellent assets. leading-edge technology and talented and committed people. As we look ahead. we see many bright opportunities to create higher value for our shareholders"



(Manu Leopairote)
Chairman

Last year, I wrote of the challenge PTTEP faced in enhancing the value of our existing assets and how we had to seek more overseas opportunities for long-term business growth.

Today, I am pleased to report that we have met with striking success. The advances we attained in the year 2004 marked yet another major PTTEP milestone. At PTTEP we ensure that improvement of our organization capability is continuously given a high priority so as to actively support our business growth in the future.

In 2004, PTTEP delivered a much stronger financial performance, derived mainly from sales volumes that markedly exceeded expectations. We achieved an amazing production rate of 134,070 BOEPD or up 25% from 2003 – – thanks to higher petroleum sales from our Bongkot, Yetagun and Pailin Projects. Another contributing factor was the higher product price, which rose 13 % from the previous year to US$ 23.38 per barrel. These gains were reflected in an increase in our sales revenue of Baht 12,161 Million or up 36% from 2003. PTTEP net income was Baht 15,866 Million or an increase of 32% from the previous year. With our balance sheet sporting such good results, the Board of Directors proposed a dividend payment of Baht 9 at the 2005 Annual General Shareholder's Meeting in return to our supporting shareholders.

2004-Delivering Top Performance

PTTEP upholds its steady commitment to Thailand to serve the ever-growing national energy demand and thus to secure long-term petroleum reserves. The Company therefore introduced the three following key strategic directions and rigorously pursued their implementation in 2004, and beyond:

- **Creating maximum value of our producing assets** – we continued maximizing the value our key producing projects, such as Bongkot, S1 and Nang Nuan Projects, in order to benefit from the upward trend of oil prices as well as to meet the needs of a constant petroleum demand driven by the country's economic growth.

- **Developing our soon-to-be producing assets** – in 2004, as operator of the Arthit Project, PTTEP and its joint venture partners signed a Gas Sales Agreement (GSA) with the Buyer, PTT Public Company Limited or PTT. This exhibits another major success in expanding PTTEP's production base, which better enables Thailand to reduce petroleum imports and to secure a long-term gas supply for the nation. The Company also successfully concluded the preliminary GSA of Block B-17 in the MTJDA Project, with PTT to start up production in 2008. At the same time, PTTEP drilled the first exploration well in the Shams Gas Field in the Oman 44 Project, the first overseas project in which PTTEP has served as the operator. Newly-acquired assets, such as the Myanmar M7& M9 Project were also explored in order to fulfill future petroleum demand and to retain our goal in being No. 1 among reserves-rich E&P Companies in Thailand.

□ **Expanding investments in other regions** – The Company are eager to seek more overseas opportunities in other regions, apart from near our neighboring countries, such as the Middle East and North Africa. In 2004, five new concessions in three countries were acquired, namely Algeria 433a & 416b, Myanmar M7 & M9 and B-17-01 in the Malaysia-Thailand Joint Development Area.

Awards of Pride

□ **Best Performance Award** given to the listed company demonstrating strong financial indicators and outstanding business performance in 2003. PTTEP also received an award in the resources sector.

□ **Best Corporate Governance Report Award** given to the top 10 listed companies in the outstanding corporate governance report in accordance with SET regulations.

□ **"Very Good" Corporate Governance Rating** by Thai Rating and Information Services Co., Ltd., (TRIS) for its success in continuously endeavoring to achieve good corporate governance.

20 Years of Dedication-now rooted and flourishing

As we look ahead, we see many bright opportunities to create increased short and long term value of our organization and thus maximize the benefit to be passed on to our shareholders. In 2005, we continue to pursue our three key strategic directions as high-lighted above, together with an unwavering commitment to operational excellence and a keen awareness of Safety Security Health and Environment (SSHE) issues. Organization and human resources development will increasingly become our focus area in the next decade. PTTEP will carry on adopting international best practices and world-class competitive initiatives in order to support its future growth. In support of these efforts, we will refine the development of our internal control system, together with proactive risk management campaigns, to ensure implementation of our plans. In another vein, the company has also incorporated cutting-edge organizational management approaches, such as Learning Organization, Knowledge Management, Efficiency-Based Organization, and Organization Capabilities and will ensure their principles are fully implemented to enhance the efficiency of our organization.

The Board of Directors is committed to creating higher value for our shareholders. Throughout 2004, the Board of Directors completed their duties in governing the Company skillfully with great care and concern for the highest benefit to the Company. Assessment of the Board's performance this year proved to be very proficient as well. Effectively realizing not only the importance of the structure of the board itself, the Board also efficiently carried out its roles in accountability, strategic planning and follow-up, monitoring and supervising the management, policy set-up, meeting, team work and the training and development of its own directors.

In 2005, we mark our 20th Anniversary, which has led us to reflect upon our past accomplishments and successes, but this notable event has also reminded us of our responsibility as a Thai Petroleum producer and developer, and how critical it is that we maintain a safety and environmentally-friendly consciousness. We have come a long way, but it is also up to us to keep the Nation's well-being in our hearts and minds as we move on in the years to come.

The Board of Directors wishes to thank the shareholders, our joint-venture partners, customers, financial institutions and our talented men and women for all of their strong support and confidence. We pledge to meet all challenges and deliver results with unswerving integrity and the highest ethical standards.

AUDIT
COMMITTEE REPORT 2004

The Board of Directors of PTT Exploration and Production Public Company Limited (PTTEP) on June 29, 2004 appointed new Audit Committee members in replacement of recently retired audit Committee members. The new Audit Committee is composed of 3 Independent Directors with knowledge, expertise and experience in finance and accounting, law, as well as related technical practices, and is chaired by Mr. Nopadon Mantajit, with Mr. Prasit Kovilaikool and Mr. Charnchai Musignisakorn as members. No one on the Audit Committee is an executive, staff member or advisor in PTTEP. The Audit Committee's scope of work, duties and responsibilities are in accordance with the Audit Committee Charter B.E. 2542

In 2004, all Audit Committee members performed their duties and responsibilities of Corporate Governance in accordance with PTTEP's Audit Committee Charter by attending 5 Audit Committee meetings. There were a total of 37 agenda items which can be summarized as follows:

1) Reviewed the PTTEP 2004 financial report for accuracy and adequacy, in which the External Auditor (The Office of the Auditor General or OAG) attended every quarter or 4 times. It was found that the company's financial reports were accurate, reliable and thorough, in that they provided adequate disclosure of essential information.
2) Reviewed PTTEP performance to ensure the Company's compliance with the securities and stock exchange laws, the Stock Exchange of Thailand's rules and regulations and other laws related to PTTEP's business.
3) Considered and/or supported the disclosure of any connected transactions to ensure accuracy and completeness together with the opinion that they were executed in the normal way of doing business. PTTEP also issued a quarterly Management Discussion and Analysis Report (MD&A), which is useful for all investors.
4) Considered and approved the annual internal audit plan, reviewed the internal audit report and evaluated the internal control system with the conclusion that the company maintained an adequate internal controls system and improved control measurements related to all business environments.
5) Considered, selected and proposed the Office of the Auditor General or OAG as PTTEP's external auditor and also considered the relevant audit fees.

6) Considered high risks facing PTTEP and proposed solutions to minimize those risks.
7) Assessed the 2004 performance of the Manager, Internal Audit Department.
8) Considered and screened the budget and the 2005 manpower for the Internal Audit Department.
9) Confirmed that all Audit Committee members participated in and reported on the Audit Committee's activities in 2003 during the Annual General Shareholders Meeting in April 2004.
10) Reviewed and proposed that the Board of Directors revise the Audit Committee Charter B.E. 2542
11) Supported Good Corporate Governance implementation by participating in Corporate Governance Rating as conducted by Tris Rating Co., Ltd.
12) Assessed the Audit Committee's performance by completing a self-assessment and then solicited feedback from related parties to improve overall committee effectiveness. The Board of Directors have already acknowledged these assessment results.

The Audit Committee regularly submitted all Minutes of the meetings to the Board of Directors.

In conclusion, the Audit committee performed its assigned duties and responsibilities related to Corporate Governance in 2004 with care, knowldge and independence at its fullest ability, as well as providing forthright opinions to all parties for the benefit of PTTEP, shareholders and stakeholders in an appropriate manner

N Mantajit

(Mr. Nopadon Mantajit)
Chairman of the Audit Committee
February 15, 2005

CORPORATE
GOVERNANCE REPORT

1. Corporate Governance Policy/ Business Ethics/Leadership and Vision

The Board of Director of PTTEP issued a written principle of the Corporate Governance of PTTEP in 2001 and reviews it regularly. The principle is disclosed on the PTTEP website under the topic of Corporate Governance. Business Ethics at PTTEP are based on the six main principles of PTTEP's Corporate Governance: Accountability, Responsibility, Fairness and Integrity, Transparency, Creation of long-term Value for all stakeholders and Promotion of Best Practices. The philosophy of working at PTTEP is that we commit to work as professionals under good internal controls and a transparent system and treat stakeholders fairly and equitably.

After commencing in 2003, PTTEP continued to promote the practice and understanding of Corporate Governance to PTTEP staff in 2004. The Corporate Governance Culture Promotion Team (CGCP Team) created various activities such as making video program to create understanding of CG with staff participation. The video was displayed on many occasions such as during orientations, in-house training courses and at the General Shareholders Meeting in April 2004. Knowledge and information about Corporate Governance had been communicated through the electronic system and disclosed on a CG Webpage. Continuous activities from 2003 were still ongoing such as soft-talk with divisional employees being led by their supervisors as CG Leaders, opinions or ideas exchange on the CG Web-Board. In 2004, PTTEP applied for CG Rating with Thai Rating Information Services Company Limited (TRIS) and was rated at the score of 8.14 or "Very Good' with the following component scores: right of shareholders (20%) at 8.44 scores; Board and Management roles and structures (40%) at 7.68 scores; Disclosures (25%) at 8.53 scores and Corporate Governance Culture (15%) at 8.36 scores. The TRIS Corporate Governance Report of PTTEP can be assessed through PTTEP or TRIS website.

The Board of Directors and Management still played an important role as the leaders in Corporate Governance with accountability to all stakeholders, especially to shareholders at the annual general shareholders meeting.

In 2004 the directors took IOD Directorship Programs. 9 directors out of 15 have now taken this course. 4 directors of subsidiaries which have PTTEP management also have taken this Program. During the year, the directors also entered other courses and seminars to add value to their role as directors.

The Directors of the Board and Sub-Committees monitored their role in governing and supervising the management throughout the year and has stated their performance in the 2004 Chairman's Message and the Audit Committee Report.

2. Controlling System and Internal Audit

PTTEP employs an efficient internal control policy that aligns with acceptable company risks and the diverse activities of individual departments. The Internal Audit Department oversees constant internal controls to ensure improved control measurements related to all possible changes in environments and risk.

PTTEP personnel at all levels, including Directors, management and staff employees, have collectively revised work procedures intended to achieve the following:

1. Efficient and effective operations, including prudent use of resources
2. Accurate, reliable and prompt financial reporting
3. Full compliance with the Company's policies, laws and regulations

PTTEP has implemented its internal control system in accordance with the regulations of The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and that of the Committee of the Auditor General of Thailand. The PTTEP internal control system comprises the five following components:

1. Control Environment: PTTEP has strategically planned its operations and projects, organization and human resources management as well as its business and financial management. The Company is determined to uphold the principles of Good Corporate Governance and has set up this policy in its statement: Corporate Governance of PTTEP.

2. Risk Assessment: PTTEP has assessed prominent risks at two levels: 1) Corporate Level: to be managed by top executives and 2) Operational Level: to be managed either by management or the activity/work process owner.

3. Control Activities: PTTEP has organized its business to function systematically, efficiently and competitively within the industry as well as with our partners. Also, to prevent and minimize operational risks, the Company operates under four essential Company Regulations: Human Resources Management Regulations, Finance and Accounting Regulations, Budgeting Regulations and the Procurement Regulations.

PTTEP has formed an Authority Table, known as the PTTEP Delegation of Authority and Signatures (DAS), which the President can use to clearly delegate authority to the Company's functional management, resulting in practical and easily-tracked courses of action.

4. Information and Communication: PTTEP realizes the importance of Information Technology and Communication and thus has provided an effective system, including internal and external channels as detailed below:

- Internal/External Communication: The Company has forged ahead with efficient information system for both internal and external communications, so that management and staff can readily achieve work objectives via the utilization of the intranet. Moreover, for more elaborate external communication, these systems guarantee that adequate information and required reports are available for all institutions as required by law. Also, it is a PTTEP policy to always promote efficiency and promptness as goals that will result in better understanding and improved networking for the business.

- Secure Data Transmission: With a dependable information control system moderating the sending and receiving of data, PTTEP has attained clear distinction of authority and easily-understood responsibilities for all its staff and functional units. Furthermore, PTTEP has laid out levels for access to confidential information and applications in all its divisions which allow access to authorized personnel only.

5. Monitoring and Evaluation: PTTEP features control systems, performance monitoring and evaluation systems in which employees at the operational level are evaluated on their performance once a year. A Risk assessment program has been monitoring and regularly reporting to the Risk Management Committee Management. Furthermore, PTTEP's Internal Audit Department, which reports directly to the Audit Committee, monitors and evaluates the efficiency and effectiveness of all PTTEP operations.

3. Risk Management

Risk Management involves understanding the causes of business changes which may affect the Company's objectives, and setting up standard practices required to manage these changes adequately and appropriately.

PTTEP's Risk Management policy has been set up for the proper and efficient identifying, mitigating and monitoring of risks. For any risk that confronts Company business, PTTEP has prepared standard practices to respond in an appropriate, systematic and efficient manner. It should also be noted that the Company remains committed to enhancing a risk awareness culture, improving work procedures and resource utilization to proactively manage the risks. PTTEP will not only be able to reduce possible loss, but also gain value-adding new business opportunities for the Company.



PTTEP has developed its risk management system in 5 steps: setting objectives; identification; assessment; mitigation and monitoring, so as to be able to cope with 2 levels of risks: at the corporate level, taken care of by management, and at the operational level, taken care of by individual departments. In 2004, PTTEP presented a corporate risk profile and mitigation plan to the Board of Directors in the meeting to approve PTTEP's Strategic Plan.

In practice, PTTEP held 2 Risk Management Committee Meetings in 2004 to set up a policy and risk management framework; and also to follow up on detailed assignments. This was to assure that the system functioned efficiently and reported accurately to Board of Directors. Significant projects approved by the Risk Management Committee were as follows:

□ prepared Corporate Risk Profile

□ followed up on corporate risk management by setting up task force working incorporative with the Risk Management Manager and functional departments with major corporate risk concerned

□ prepared action plan for risk management

4. Balance of Power, Aggregation or Segregation of Positions

The composition of the PTTEP Board of Directors can be specified as four groups, namely, independent directors, connected directors, private-sector directors, and the Director General of Department of Mineral Fuels, Ministry of Energy. The present Board of 15 directors consist of 7 independent directors with 3 from the private-sector and 4 from the government sector including the Director General of Mineral Fuels. The other 7 directors are connected directors, i.e. are they directors and management of the major shareholders, PTT; and one executive director who is the President of PTTEP. The directors have various knowledge and capabilities in the petroleum business, law, finance and techniques which are very useful to the business. In all Board meetings, Directors remain free of undue free influence and are unlimited in any role they may wish to assume. It can be categorically stated that in 2004 the PTTEP Board of Directors efficiently oversaw the effectiveness of the Company and protected the assets of all PTTEP stakeholders.

For a clearer picture of the Board structure, the Company set a clear definition of the Independent Directors, which mean directors with following qualification: A person who;

(1) Holds shares of not more than 1 percent of paid-up capital of PTTEP and its affiliated companies, associated companies of related companies, which shall be inclusive of the shares held by related persons spouse, children under legal age or nominee.

(2) Is a director or manage of PTT Public Company Limited (PTT) or a manage of PTTEP, its affiliated companies, associated companies or related companies, and is not an employee, staff member or advisor who receives a regular salary; lawyers or auditors who receives fees from PTTEP, its affiliated companies, associated companies, related companies of PTT.

(3) Has resigned from such position in item (2) for more than 2 years

(4) Is a director who has no direct or indirect benefit or interest in finance and management of PTTEP, affiliated companies, associated companies, related companies or PTT, including the benefit or interest of the said nature during the period of 2 years before his appointment as a member of the audit committee except where the board of directors has carefully considered that such previous benefit or interest does not affect the performance of duties and the giving of independent opinions.

(5) Is a director who is not related person or close relative of any management member of PTTEP or PTT.

(6) Discloses all concerned relationships which may cause lack of independence with compliance to the Policy on Conflict of Interest of the Corporate Governance of PTTEP.

PTTEP's Chairman of the Board and the President are not the same person. The Chairman takes the role as the leader to determine Company policy in accordance with the strategy which has been jointly considered and set up by the Board of Directors and the Management. The Chairman assures that Board of Directors' Meetings are conducted successfully. During the meeting, all Directors are urged to participate as well as raise any searching questions they may have; and meet occasionally to give advice and support to management through the President. At the same time, the Board will not intervene regarding any routine tasks or business activities under the responsibility of their respective team(s). Only the President or the Acting President is authorized to make such an endorsement and assume such responsibility over Company matters. Presidential authority and power are thus correctly and efficiently channelled through Management. As a result of all of the above, the authority of the Chairman and the Management are clearly defined and separated.

5. Subcommittees

On June 29, 2004 the Board of Directors appointed new members of the Audit Committee to substitute those who were due to resign owing to completion of their terms. The new Audit Committee members are Mr. Nopadon Mantajit, Mr. Prasit Kovilaikool and Mr. Charnchai Musiknisakorn with Mr. Nopadon Mantajit as the Chairman. The Company has assigned Mr. Veerasak Manchuwong, the senior manager of the Internal Control Department as the secretary to the Audit Committee to substitute the company secretary. In 2004, PTTEP held five Audit Committee Meetings. Agendas were sent to the Committee members to study at least 7 days in advance and all members of the Committee attended the meetings, all of which required two hours or more. The Audit Committee considered a total of 22 issues. The Audit Committee placed high importance on risk management issues and requested management report to the Committee.

PTTEP held 4 Remuneration Committee Meetings considering important issues regarding

1. Directors' remuneration for year 2004
2. Evaluation and remuneration of the President for year 2005
3. Revision of the Remuneration Committee
4. Executives' salary structure for year 2005 and issuance of protective regulations for directors & employees on duty.

The Nominating Committee held one meeting in 2004 which all members attended. The meeting considered issues regarding the selection of candidates to be elected as new directors for the 2004 General Shareholders Meeting and board structure.

6. Shareholders' and Stakeholders' Rights and Investor Relations

PTTEP is required to set up an annual general shareholders meeting within 4 months after the closing of the fiscal accounting year. The meeting must facilitate the equitable right of all shareholders by declaring clear voting procedures to all shareholders present. These voting procedures are also stipulated in the Articles of Association as can be accessed through the PTTEP website. Shareholders can also grant their proxy to independent directors.

PTTEP promotes full participation by all shareholders at this meeting by sending sufficient information to enable shareholders' informed to vote on each agenda item and also to provide convenience for all shareholders to be able to use their full rights.

The Company realizes the importance of all stakeholders both internally and externally shareholders, customers, employees, government, partner, society and the environment, suppliers and creditors as stated in its policy on equivalent treatment toward stakeholders in its statement Corporate Governance of PTTEP. The Company's regulations also deal with stakeholders' rights in its Regulations of Human Resources Management, which provides for a Welfare Committee to look after employees' benefits. Moreover, to provides further fairness between the Company and its suppliers by way of a transparent procurement system, Technical Sub-committees and Commercial Sub-committee were set up as checks and balances prior to the process of the Procurement Committee taking care of high value biddings of important projects. Other assigned departments, such as the Health, Safety and Environment Department, and the External Relations Department assume responsibility for social and environmental activities.



The Investor Relations Section of the Financial Department and the Office of the Corporate Secretary both also serve to answer inquiries from shareholders and investors. PTTEP is highly concerned about timely and accurate information disclosed to the Stock Exchange of Thailand (SET) and shareholders. The Company has set up a transparent disclosure procedure with regard to both the types of information and time appropriateness for these reports in normal or urgent cases. To assure the correctness and sufficiency of information, the quarterly Company's financial reports of year 2004 have been reviewed by the Office of the Auditor General, the Company's appointed auditor and also approved by the Audit Committee before release to the public. Moreover, for investors and shareholder to get prompt information, the Board of Directors at the Board Meeting No.13/2004/230 on December 28, 2004, passed a resolution for PTTEP to be able to submit the unaudited financial report to the SET by starting from the unaudited financial report of year 2004 ending December 31, 2004 onwards. Additionally, a report covering the Board of Directors' responsibilities regarding Company Financial Statements is included in the Annual Report. Disclosure of non-financial information, especially connected transactions, MD&A, risk factors are also revealed in the Annual Information Disclosure Report (Form 56-1) and the Annual Report. Information and document from Roadshow, news releases, Health, Safety and Environment Annual Report etc. can be accessed through the Company website. The PTTEP website has been developed to serve as an easily-accessible resource for shareholders. Since the beginning of 2004, information has been provided in both Thai and English. PTTEP disclosed 43 pieces of company information through the Elcid System to the SET during 2004.

7. Shareholders' Meetings and Board of Directors' Meetings

The 2004 General Shareholders Meeting was held on April 28, 2004. The invitation letter together with the agenda items and details were sent to shareholders 14 days prior to the meeting. To provide convenience for shareholders attending the meeting, a bar code system was used during the registration process. The shareholders attending the meeting could see on screen the number of shareholders and persons present at the meeting and also the result of the voting of each agenda item on Real Time Basic in the meeting room. Before starting the meeting, the Chairman introduced all directors, management and auditors presented at the meeting, and clearly stated its method for the counting of shareholder votes and on every occasion prior to a meeting, such method has been announced.

At the 2004 General Shareholders Meeting, there were 9 agenda items as well as regular agenda items such as the verifying of the former minutes, the consideration of the Company's annual operating results and dividend payment, the appointment of the auditor and consideration of the auditing fee, the appointment of the new directors replacing those who resigned because of their term completion. Also considered were the remuneration of the Board of Directors, and the issuance and offering of warrants for the Company's management and employees as well as allocation of the shares exercised. All proposed agenda items were approved by the shareholders and complied with the laws. 14 directors from the total of 15 directors, which included the chairman of the board, the chairmen of the sub-committees, top management and auditors attended the meeting to answer the shareholders' inquiries. Sufficient time was provided for shareholders to ask questions and for directors and management to clarify. For each agenda item, it was allowed for shareholders who voted against to submit their voting tickets for counting and the result of the voting would then be announced. The 2004 General Shareholders Meeting took about 1 hour. The minutes of the Shareholders' Meeting were properly recorded with vote counting, questions, and comments from shareholders within 14 days after the meeting and were distributed to all shareholders within 20 days after the meeting. This occurred without shareholders having to wait for minutes distribution which usually comes with the invitation letter of the following years General Shareholders Meeting.

At the Board of Directors' Meeting, the Board agreed on future meeting dates throughout the year. Additionally, the monthly meeting agenda items are now quite standard and include a monthly report on operating results. During 2004, the monthly meetings were held on the last Tuesday of each month, resulting in a total of 13 meetings, including one-day outside meeting to discuss strategic planning and one special meeting to discuss the topic of human resources. PTTEP's Directors received invitation letters, drafts of the meeting reports, and information regarding the meeting agenda items on each occasion at least 7 days prior to the meeting date. There were altogether 71 agenda items for consideration which mostly were concerned with strategic planning and annual budgeting, financial statements, petroleum sales agreements, petroleum sales negotiation, international exploration and production bidding, joint investment, acquisition and disposition of assets, high value procurement for important projects, and the amendment of Company regulations or policy etc. There were also 113 agenda items for acknowledgement which mostly were concerned with progress project reports, appointment and position changes of management and reports of sub-committees etc. Each meeting normally required about two hours. The Company Secretary attended all the meetings, recorded the minutes and managed all documents as well as giving advice to the Board of Directors and executives regarding compliance issues.

The PTTEP Board of Directors' Meeting Minutes covered all important issues, including all comments made by the Directors. Ultimately, all the minutes were unanimously approved and were systematically filed. In most cases, all PTTEP's Directors attended meetings regularly unless there was a legitimate and necessary reason to be absent. If having known in advance, the Chairman of the Board was always informed prior to the relevant meeting.

8. Directors and Executive Remuneration

At the 2004 General Shareholders Meeting, the shareholders approved the new remuneration of the directors as proposed by the Remuneration Committee. The new remuneration has been compared with the industry and related to work load increases of the board as per the Company's growth. From 2004 onwards, directors will receive Baht 25,000 Baht/person/month, as compared to 2003 of 20,000

Baht/person/month for the meeting fee; 25,000 Baht/person/month as compared to 2003 of 20,000 Baht for the retainer fee and a bonus for all directors within the performance year at an amount limited to 17 million Baht/year as compared to 2003 11.5 million Baht/year. The Board of Directors considered the distribution of the allotment and the amount was to be adjusted according to the directors' attendance at the meetings. Details of the remuneration policy are displayed on Page 84

Within the Board of Directors' approval of the salary structure, the Remuneration Committee approved a 19.8% increase in the executives' salary structure of January 1, 2004 to December 31, 2004 from the structure of 2003. The new salary structure would be more competitive compared with the exploration and production business, and support the Company's strategic plan for competing in the international market.

9. Conflict of Interest

PTTEP has established rules and regulations to manage any conflict of interest which might occur as stated in the Corporate Governance of PTTEP, and there are systematic procedures to treat any conflict of interest that involves any PTTEP personnel, from the Director to the employee level. At the end of the year, the directors and employees have to conduct self assessment and disclose any situation of conflict of interest encountered during the year and their action taken. If there is any conflict of interest at PTTEP, the Company must follow the practice of the SET regulation which is also clearly stated in the Company's Articles of Association. Therefore, for any connected transactions, approval must be granted by the Board of Directors if required, and the Audit Committee will ensure the disclosure of the transaction in the Annual Report and Form 56-1.

When involved with connected transaction during 2004, PTTEP has complied with SET rules and regulations regarding Connected Transactions year 2003 and 2004 (Amendment No.2) and PTTEP Articles of Association. The resolution of the meeting would use only the votes of the independent directors to determine the final decision. Please refer to PTTEP connected transaction of 2004 on page 47

10. Personnel

1. As of December 31, 2004, PTTEP had 767 employees.

2. PTTEP had no significant change in number of employees and had no Labor Disputes in the past three years.

3. Total remuneration (include of salary bonus and provident fund) of all employees as of December 31, 2004 is Baht 881, 210,177.70.

4. Number of employees by divisions:

(1) Lines under the President	54	employees
(2) Strategy & Capability Development Division	29	employees
(3) Thai Offshore Assets	209	employees
(4) Regional Assets	40	employees

(5) Business Development Division	51	employees
(6) Geoscience Division	58	employees
(7) Business Services Division	158	employees
(8) Finance & Accounting Division	56	employees
(9) Human Resources Division	45	employees
(10) Production Development Division	67	employees

5. Human Resources Development Policy

The Company realizes that human resources are the most important factors in creating competitiveness and becoming an international organization. In line with the vision and mission, the Company accelerated the development and management of the human resources department, and has set up employee development plans at all levels which are summarized below:

1) Created a human resource development policy in accordance with the Company's vision, mission and corporate values to meet its business growth. The main focus is on the development of technical and other professional competencies. Other areas focus included safety and environment, information technology, English language and managerial skills. Along this line, the Company is establishing a Corporate Culture and creating an environment that supports the development of ethical employees who are willing to learn and develop themselves, thereby enhancing the strength of the company's learning organization and supporting those employees who are devoted to work to achieve excellence.

2) Conducted Performance Development Appraisal and Competencies Development Assessment and used the results as a basis for analyzing employees' development needs.

3) Developed career development plans that meet the human resource development policy and needs, and used the plans as guidelines for the development of management's and employees' skills knowledge and capability needed for performing their current jobs, thereby helping to further future growth ; as well as for enhancing teamwork, decision making and solving problems skills required for various situations. The career development plans are established together with employees, line managers and all others concerned both for specific groups of employees and for each individual through the use of a systematic and continuous approach.

4) Provided training in accordance with the established plan through internal/external courses, on the job training, international assignments, secondment programs, study visits, job rotations, project assignments and coaching (which has been intended to provide developmental advice), seminars, knowledge sharing forums and self-development through the use of information technology and library resources.

5) Established a mechanism for efficient employee development by involving line managers, Job Family Master, the Human Resources Department; and all concerned in the preparation of manpower plans, individual development plans, follow-up and assessment of employee development projects to ensure target achievements.

PETROLEUM

OVERVIEW & THAILAND'S EXPLORATION AND PRODUCTION


BONGKOT

2004 World Oil Market Overview

2004 was a favorable year for oil producers. For the majority of the year, prices soared and recorded an all-time high. The average OPEC basket price jumped by 7.95 USD/BBL, or 28.3%, from that of the previous year to 36.05 USD/ BBL - - significantly higher than OPEC's targeted price range of 22-28 USD/BBL.

The key driving factors for surging oil prices were the strong global demand for oil due to economic growth, especially in major oil-consuming nations such as the US and China; low global oil reserves, particularly in the US; and incidents that impacted world oil supply, e.g., continual terrorist threats in the Middle East, strikes in Nigeria and Norway, and Hurricane Ivan in the US. Furthermore, concerns over potential disruptions of oil supply from the Russian oil giant Yukos due to the financial and tax troubles contributed to the phenomenon.

According to the International Energy Agency, the world oil demand in 2004 was 82.4 MMBPD, a jump of 2.7 MMBPD or 3.4% from 2003, whereas supply registered 83.0 MMBPD, up by 3.4 MMBPD or 4.3%.

2005 World Oil Market Outlook

Analysts expect the world oil demand to continue in 2005 to benefit from the favorable economic outlook, as it did in 2004, where strong economic growth boosted oil demand around the world. Despite forecasts that the world economy will expand at a slightly lower rate than 2004, global consumption is anticipated to reach 84.1 MMBPD, a rise of 1.7 MMBPD or 2.1% from 2004. Economic growth in the US and Asia, particularly China, is expected to play key roles here.

The global oil supply in 2005 is expected to grow in line with the rising global demand to 84.3 MMBPD, which is 1.3 MMBPD or 1.6% over 2004. This supply rise will predominantly come from non-OPEC sources. Analysts also believe that OPEC, the world's major oil suppliers, will continue to maintain elevated prices and may even raise its price target from 22-28 USD/BBL to over 30 USD/BBL. As a result, prices are expected to remain high and volatile throughout 2005, with that of North Sea Brent crude soaring to 38-43 USD/BBL.

Risk factors that may lead to higher oil prices in 2005 include a robust demand due to cold weather in Europe and North America in the first quarter, and potential unrests that will affect the world oil supply, particularly in Iraq and the Middle East. Conversely, actual world oil demand could be lower than anticipated if economic growth in the US and China experiences a downturn.



2004 OPEC Basket Price



OPEC-Basket (source: OPEC)
50
45
40
35
30
25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Juy
Aug
Sep
Oct
Nov
Dec

2004 Thailand Petroleum Overview

Excluding consumption by the petrochemical sector, petroleum consumption in Thailand in 2004 averaged 1,132,700 barrels of oil equivalent per day (BOED), an expansion of 7.7% from 2003. Oil consumption averaged 716,100 barrels per day (BPD), 9.5% higher than 2003. Although domestic oil prices increased along with higher prices in the world market, domestic consumption continued to rise, in particular the consumption of fuel oil in the power generation and diesel oil in the transportation sectors. Natural gas consumption registered 416,600 BOED, an increase of 4.8% from 2003, which was consistent with movements in the power generation sector, the major consumer of natural gas.

Regarding oil supplies in 2004, Thailand procured 1,406,700 BOED, up 8.8% from 2003. Of this amount, 933,600 BOED was imported, up 12.6%. Crude oil imports accounted most for the rise, at 788,500 BPD, up 12.1%. Gas imported from Myanmar amounted to 114,300 BOED, up 3.3%, while 30,800 BPD of oil products - - particularly fuel and diesel oils - - were imported, up 96.3%. Indigenous production accounted for 473,100 BOED, up 2.2%, consisting of 330,200 BOED of natural gas, up 4.1%; 77,700 BPD of crude oil, down 12.4%; and 65,200 BPD of condensate, up 13.8%.

Petroleum consumption in 2005 is projected to continue rising steadily keeping pace with the country's economic expansion. Oil consumption is expected to expand by 10% and natural gas consumption, 5-7%. The planned completion of PTT's third natural gas pipeline in the Gulf in 2006 will provide additional natural gas to meet domestic demand, and gas consumption is expected to have risen by 8-9% by completion.

Thailand's Exploration and Production Overview

Because of the higher global demand for oil imports, world oil prices continued their steady rise throughout 2004. This rise lowered expected economic expansion, both in Thailand and worldwide. Thai businesses and industries were affected. In anticipation of the economic impact, the government implemented policies and strategies to lessen dependence on energy imports. One such strategy directly supports the exploration and production of petroleum in Thailand and overlapping areas to increase national petroleum reserves and strengthen national energy security. In 2004, the Department of Mineral Fuels (DMF) of the Ministry of Energy granted four additional concessions as a result of the 18th round of bidding, announced in 2000, consisting of four onshore blocks: L10/43, L11/43, L53/43, and L54/43.

During the past year, oil companies actively engaged in onshore and offshore exploration and production of petroleum. Three-dimensional surveys were made of an area which covered 1,167 sq. km. while 21 exploration and delineation wells and 269 development and production wells were drilled. Most of these activities were carried out to develop projects and raise production to meet the continued rise in energy consumption. Additional work in domestic petroleum exploration and production is projected for the foreseeable future.



MARKETING AND COMPETITION

Petroleum Exploration & Production and Natural Gas Transmission Business



Marketing

PTTEP and its subsidiaries derived their total revenue from selling crude oil, natural gas, LPG, and condensate of 46,199 Million Baht with the following summaries on sales and revenue.

Unit : Million Baht

Product	Volume 2004	Value 2004
Crude Oil (MMBOE)	6.85	9,201
Natural Gas (MMSCF)	255,478	27,262
LPG (Metric Tons)	100,038	1,123
Condensate (MMBBL)	5.80	8,612

Petroleum production in Thailand is conducted under the petroleum concession system with the State. PTTEP sells its products to PTT Plc., which in turn sells them to power generators, petrochemical operators, industries, and households (in the form of cooking gas).

Natural Gas

Gas sales agreements generally consist of long term contracts, with its contract periods normally taken for at least 20-30 years from the signing date, with minimum annual contractual purchase volumes commitments. Producers have to produce and deliver Natural Gas at least up to the annual contractual committed volumes to ensure the buyer that Natural Gas will be available throughout the contract period, and also to guarantee seller revenue, the buyer must take on the annual contractual volumes of Natural Gas. Regarding the gas pricing, the contract price will be agreed and defined in the formula terms which contains indices of reference fuel oil, economics index and foreign exchange for periodical adjustment according to the contract. The pricing structure enables Natural Gas to compete with other alternative fuels.

In 2004, the Thai gas market expanded along with the recovering of the domestic economy. The following are the major marketing movements.

Bongkot project which is the largest gas field operated by PTTEP, produced and sold Natural Gas with an average up to 573 MMSCFD in 2004, which was higher than the minimum annual committed quantity of 550 MMSCFD. In addition, the Natural Gas produced from Yadana and Yetagun, gas fields in Myanmar produced and sold at the average rate of 893 MMSCFD in 2004 which increased from the average gas sold of 880 MMSCFD in 2003.

As for the new Arthit Project in the Gulf of Thailand, in which PTTEP is the major shareholder (80%) and the operator, the Gas Sales Agreement was signed with PTT on January 23, 2004. It is scheduled to produce its First Gas for delivery during 2006 to the beginning of 2007 at a rate of 330 MMSCFD. Since the end of 2003, PTTEP has been negotiating with buyers to sell Natural Gas from fields B-17 & C-19 and B-17-01 in the Joint Development Area (JDA) and expects to conclude the Gas Sales Agreement by the first quarter of 2005. The engagement of this gas contract has undoubtedly further enhanced the long-term security of energy supply for Thailand. The Natural Gas from the JDA gas field has been targeted to supply gas to the Kingdom of Thailand during the second half of 2008 at a rate of 270 MMSCFD. Natural gas from these two fields, Arthit and JDA, will be delivered to PTT through the new third trunk line in the Gulf of Thailand, which is under construction and is expected to be completed by the year end of 2006 or the beginning of 2007.



Crude Oil and Condensate

All oil and condensate products from PTTEP are under long-term sales agreements with PTT. Both crude oil and condensate sales price referred with the prices of world crude oil of comparable quality, so as to reflect the market values of the products. Due to the global economic growth in the 2004, especially in China and India, energy demand in these countries increased dramatically, inducing the oil products price to remain in higher ranges than ever before. In addition, oil price speculation and terrorist attack anxiety in some countries were other psychological factors resulting in world oil prices to become abnormally high, which contributed to and increased the company's product prices and revenues.

On January 1, 2004, PTTEP purchased 100% of Thai Shell Exploration and Production Co. Ltd., which included 100% ownership of the S1 concession, also known as the Sirikit Oil Field. In consequence, the PTTEP group is now the sole shareholder and operator of Thailand's largest onshore oil field. The acquisition of Thai Shell and its oil production assets has generated immediate increased income for PTTEP. The increase in PTTEP's crude and condensate revenue stemmed mainly from two factors, the world oil price and the increase in sales volume.

As for the crude oil entitlement from the Rimau production-sharing contract (PSC) in Indonesia, arising from PTTEP's shares in Medco Energi, PTTEP requested that PTT serve as its marketing agent. During the past year, PTT has signed a one-year term contract with its customer, as a means to guarantee a flow of positive revenue and a secured market. It is PTTEP's policy to collaborate with PTT in using crude oil derived from its overseas investments to enhance Thailand's security of energy supply.

Competition Environment

□ Exploration and Production Business

While it is a fact that there are several petroleum producers in Thailand, such as PTTEP, Unocal, Chevron, Exxonmobil, Total E&P, all concessionaires had joint-venture partners in the different concessions as cross-shareholding partners. One can say that the petroleum exploration and production business has several investors, but only moderate competition among all producers, since the domestic gas demand always exceeds supply from all producer capacities.

Nevertheless, during 2004 and 2005 issues regarding PTT's limitations on gas offtake arose, as both gas trunk lines in the Gulf of Thailand had reached their maximum capacities. In the meantime, a third gas pipeline is under construction and is due to be commissioned by the end of 2006, or the first quarter of 2007. Clearly, with the current situation in the gas market demanding expansion and the existence of spare capacities at producing facilities from all gas producers because of pipeline limitation constraints, competition among producers in order to take whatever the remaining market share before the third gas pipeline comes into operation.

□ Power Business

In accordance with the government's policy in restructuring the Electricity Supply Industry (ESI) and privatizing state enterprises in the power sector to improve efficiency, increase competition, and promote private investment, the Cabinet on December 9, 2003 approved the new ESI structure named Enhanced Single Buyer (ESB) Model as proposed by the Ministry of Energy. The ESB Model still maintains the Electricity Generating Authority of Thailand (EGAT) as the single power buyer, selling power to the Metropolitan Electricity Authority (MEA) and the Provincial Electricity Authority (PEA). Some regulatory work of EGAT will be transferred to a newly established Regulatory Body to oversee the power industry. It will determine, for example, power tariffs, bidding on new power plants, fuel types, and locations of the power plants. In the future, EGAT will be just another power producer who can participate in the bidding of new power plants to sell power into the grid, just the same as other private power producers. The Regulatory Body's Board of Commission will be under the supervision of the Ministry of Energy consisting of 7 members from both public and private sectors who have expertise in energy, economics, finance, and legal fields.

Regarding the privatization of the state enterprises in the power sector, namely, EGAT, MEA, and PEA, it is still being studied whether they will be transformed into limited liability companies and listed on the Stock Exchange of Thailand (SET).

In 2005, the government will announce a new round of IPP bidding to select IPP projects which will sell power to EGAT in order to meet Thailand's power demand in 2011. The bidding details are being studied in terms of the bidding power capacity and the ratio of renewable energy and they are expected to be considered by the National Energy Policy Committee (NEPC) soon.

Such policies would create more competition in the power market. However, the existing SPP and IPP projects including Thaioil Power Co., Ltd. and Independent Power (Thailand) Co., Ltd. which are owned by PTTEPI will be protected by the long-term Power Purchase Agreements (PPAs), along with EGAT and other industrial customers. Therefore, the revenues of these power companies will not be impacted throughout the project lives.

On the other hand, such policies will also open up opportunities for Independent Power (Thailand) Co., Ltd. to be able to expand investment by participating in the IPP bid to sell another 1,400 MW to EGAT.



PTTEP EXISTING PROJECTS


Algeria 433a & 416b
Algeria
Africa


Oman 44
Oman
Middle East


Africa


Middle East


Southeast Asia


Myanmar
Laos
L22/43
Phu Horm
S1
Myanmar M3 & M4
E5
Yadana
L53/43 & L54/43
Thailand
PTTEP1
Thaioil Power Investment
Myanmar M7 & M9
Gulf of Thailand
Yetagun
G4/43
Unocal III
Nang Nuan
CTJDA
Vietnam B & 48/95
Andaman Sea
Pailin
Vietnam 52/97
Vietnam 9-2
Arthit
Vietnam 16-1
Bongkot
MTJDA
Indonesia
Oil Field
Gas Field
Existing Pipeline
Future Pipeline
MEDCO ENERGI

For Illustration Only
PTTEP Projects as of 10 November 2004

OPERATIONS
REPORT



Exploration and Production Projects

Projects with PTTEP as Operator

Bongkot Project

□ Maintained field gas production potential as per the gas sales obligation with PTT Plc.

□ Average production rates for natural gas and liquid hydrocarbons (oil and condensate) were 573 MMSCFD and 18,000 BPD respectively.

□ Maintained re-injection of produced water at over 99%.

□ Drilled 2 appraisal wells and successfully proved up an additional 50 BSCF of gas reserves.

□ Completed the Basic Engineering for 3 new wellhead platforms for Phase 3E. Project phase will start in 2Q 2005 and be ready for production in 4Q 2006.

□ Continued the construction phase of the new Sour Processing Platform (SPP). Gas production is planned for July 2005.

Arthit Project

□ On January 23, 2004, PTT and Arthit co-venture partners signed a Gas SALES Agreement (GSA) with a daily contract quantity (DCQ) at 330 MMCFD. The 1st Gas Delivery shall commence within 45 months (deadline is October 2007).

□ On September 23, 2004, PTT and Arthit co-venture partners agreed the 180-day Date of Commencement of Delivery (DCD) window for the first production start-up will be during December 1, 2006 to May 2007.

□ Overall 1st phase development has progressed well in line with the said DCD window, so the 1st production will commence as planned during December 2006 to May 2007.

□ The result of the 3rd exploration and appraisal drilling campaign in the first half of the year 2004 resulted in the 1st phase development start up of 6 wellhead platforms and 80 development wells to ensure the GSA commitment. The Smedvig Rig T-3 development drilling will start in Q4 2005 and will complete 80 wells in Q4 2006.

□ Detailed engineering designs of central processing facilities are on-going and will be completed in Q1 2005. The fabrication will commence in Q2 2005 as well and the installation will be completed in Q4 2006.

□ Detailed engineering designs of 6 wellhead platforms was completed. The fabrication of the first 3 wellhead platforms, AWP1, AWP2 and AWP3 started in December 2004. AWP1 and AWP3 are expected to be installed in August and September 2005 to accommodate the start of the development drilling. AWP2 will be installed in Q1 2006. For another 3 wellhead platforms, the fabrication will start in Q2 2005 and the installation will be completed in Q1 2006.

□ The offshore personnel development plan is based on a "Multi Skilled Workforce Model", which targets operation of offshore production with the least staff while maximizing productivity. The training will commence in Q4 2005 at the PTTEP Corporate Training Center in Hat-Yai, Songkhla province.

S1 Project

□ At the end of 2003, PTTEP acquired all shares of Thai Shell E&P Co., Ltd., and became the operator of the S1 project. Thai Shell E&P was renamed PTTEP Siam Limited and all existing personnel were transferred to PTTEP.

□ The ultimate objective was to implement a single work system across all projects in PTTEP by January 1, 2005, while maintaining best practices from the old management structure. The first half of 2004 therefore focused on the integration of the two organizations, while the second half of 2004 saw the integration of systems, processes, and procedures. On July 1, 2004, the project management structure was changed into an asset-corporate structure similar to other major assets in PTTEP.

□ Throughout 2004, to transfer and exchange skills and experience, S1 personnel were successfully seconded to corporate functions and other projects. Equipment, expertise, and personnel from the S1 project supported production optimization of PTTEP1 project.

□ The project achieved an excellent safety performance in 2004 with no lost-time injury. Although a few operational incidents resulted in spills of oil or other process fluids, the spills were properly cleaned up with no contamination to the environment. In addition, the LPG plant was re-certified for ISO 9001 manufacturing quality. Discussed with a few external parties, the use of continuously flared gas at a remote production site will translate into a workable project during 2005.

□ Because of a significant delay in the startup of the drilling campaign and the longer-than-planned drilling time per well, the project failed to meet its 2004 production and sales targets. S1 oil sales in 2004 averaged 17,384 BPD, or about 1.2% lower than the original target. Gas sales averaged 39 MMSCFD, 7% lower than planned, as there was insufficient new gas to compensate for the depletion of existing reserves. LPG production averaged 273 TPD, 7.8% lower than planned, as the gas composition than was leaner than expected.

□ A number of critical gas compressor malfunctions occurred in 2004, which contributed to the year's production shortage. These malfunctions indicated the need to significantly enhance the maintenance program for critical equipment in the future. Meanwhile, engineering construction and modification projects were completed as planned, most of which were aimed at supporting the overall production optimization effort of the S1 project.

□ Incorporating lessons learned from the year's shortcomings, the work program for 2005 plans to sustain an average oil production rate of 20,000 BPD for the year with a total of 30 new wells to be drilled.

Oman 44 project

□ Completed 3D seismic processing and reprocessing.

□ Prepared the first exploration drilling campaign and possible appraisal and development wells for Shams gas project.

□ Drilled the first exploration well (Shams-3) in December 2004.

□ Received approval from the Ministry of Oil and Gas on the provisional Shams Conceptual Development Plan.

□ Prepared project cost estimation for further Gas Sales Agreement negotiation.

PTTEP1 Project

□ The PTTEP1 project has been combined under the same management as the S1 project since the middle of 2004 in order to benefit from the synergy of resources that will be provided by the larger and more experienced S1 project team.

□ Activities in 2004 were aimed at enhancing the production capability of existing oil wells.

□ Averaged oil production from PTTEP1 project was 540 BPD lower than planned due mainly to the loss of production from one major well in Sangkajai field early in the year.

□ This loss was partially compensated for by the production system optimization activities implemented as a result of the collaboration between the S1 and PTTEP1 production teams.

□ Well performance measurements, carried out using measuring equipment supplied from the S1 project, were used effectively for designing these optimization activities.

□ Further optimization activities have been identified and scheduled into the 2005 work plan for PTTEP1.

□ The subsurface study work for the oilfields in the PTTEP1 project has also been transferred to the S1 subsurface team in order to provide a better focus on development planning for the project.

□ This has made possible the 5-year planning horizon for PTTEP1 that includes up to 5 new development wells to be drilled in Sangkajai and U-thong oilfields during the next two years.

□ The integration with the S1 project team has also resulted in a significant saving in operating costs for the PTTEP1 project.

Nang Nuan Project

□ Selected the most justifiable production model.

□ Conducted timely community visits to build sound relationships, e.g. Chumporn Governor, Head of District etc.

□ Provided relevant support for smooth production operations e.g. Safety, Logistics etc.

□ Developed "Oil Spill Response Plan" with consultant from EARL

□ Ensured readiness of production wells by performing Well Data Acquisition and Well Plugging safely.

CTJDA Project

□ Awaiting further developments on discussions clarifying Territorial Border Claims between countries

Myanmar M3 & M4 Project

□ Signed two Production Sharing Contracts with Myanmar Oil and Gas Enterprise on August 7, 2004 to become the operator of the two blocks with 100% participation interest.

□ To study and assess the petroleum potential under the PSC obligations during a one-year study period (November 2004 - November 2005).

Myanmar M7 & M9 Project

□ Completed 3D seismic interpretation and mapping for two exploration well locations.

Projects with Joints Operations

MTJDA Project

□ Submitted JDA B-17 Integrated Field Development Plan. Contracting Strategy and Basic Engineering Design bidding process/criteria which were approved by the Malaysia-Thailand Joint Authority

□ Prepared for the Basic Engineering Design

□ Acquired JDA B-17-01 and subsequently the Production Sharing Contract was awarded and signed on September 30, 2004

Vietnam 16-1 Project

□ Acquired 462 sq.km. of 3D seismic data covering the eastern part of the Block in the 2nd quarter of 2004.

□ Prepared and procured long-lead items such as casing, wellheads, rigs, etc to be ready for the

2005 drilling campaign.

□ Interpreted 3D seismic data to locate TGT-1X well location that is expected to be drilled in the 2nd quarter of 2005.

Vietnam 9-2 Project

□ Acquired 186 sq.km. of 3D seismic data covering the south eastern part of the Block that combined this program with Block 16-1 in the 2nd quarter of 2004.

□ Prepared and procured long-lead items such as casing, wellheads, rigs, etc to be ready for the 2005 drilling campaign.

□ Interpreted 3D seismic data to locate the CNV-3X well location that is expected to be drilled in the 1st quarter of 2005.

Projects with PTTEP as Non-Operator

Pailin Project

□ Average gas and condensate sales are 353 MMSCFD and 13,711 BPD respectively.

□ Drilled 46 development wells.

□ Completed installation of 2 additional wellhead platforms and pipelines.

Yadana Project

□ Average Gas Sale is 645 MMCFD.

□ Installation of new wellhead platform is in progress for the first domestic gas in the 1st quarter of 2006.

Yetagun Project

□ Average gas and condensate sales were 280 MMCFD and 8,000 BPD respectively.

□ Successfully completed drilling of four Infill wells and facilities installation for gas delivery from 260 MMCFD to 400 MMCFD in the year 2005

Unocal III Project

□ Average gas and liquid hydrocabons (oil and condensate) sales are 380 MMSCFD and 27,845 BPD respectively.

□ Drilled 5 delineation wells and 77 development wells.

□ Completed installation of 6 additional wellhead platforms and pipelines.

□ The 2nd phase of oil development to increase production by July 2005 is ongoing.

E5 Project

□ Average gas sale was 35 MMSCFD.(As of September 2004)

□ Concluded and signed 6th amendment to E5 GSA to reduce DCQ from 33 to 27 MMCFD which resulted in PTTEP receiving a Baht 15 million shortfall refund.

Phu Horm Project

□ Successful drilling of two appraisal wells, one in E5N and the other in EU-1, with no environmental incident or Loss Time Incident.

□ Production License awarded for E5N and EU-1 on May 19, 2004.

□ Final draft of EIA was submitted to ONEP on August 13, 2004.

□ Supplementary Petroleum Concession No. 4 of Petroleum Concession No. 1/2524/19 was submitted for cabinet for approval on January 31, 2005.

E5N

□ Completed Novation and Amendment No.2 of Block E5 North's Joint Operating Agreement (JOA) on October 1, 2004

EU-1

□ Concluded past cost negotiation.

□ Completed Novation and Amendment No.2 of Block EU-1's JOA on November 17, 2004.

□ Received Cabinet approval to hold 20% interest in the Phu Horm Project in Udon Thani area on the Supplementary Petroleum Concession No. 1/2524/19 on December 28, 2004.

L22/43 Project

□ Prepared the 3D seismic acquisition work planned to be executed during the first quarter of 2005 in the new exploration block L22/43.

□ An Environmental Impact Assessment (EIA) report, which was an extension of the EIA work carried out in an adjacent area in Block S1 for the 2000 3D seismic campaign, was prepared and approved in record time.

□ Prepared 3D seismic acquisition contract to be signed. The explosives import, storage and usage license applications were submitted.

□ A work plan for 2005 was approved for acquisition of 30 sq. km. of 3D seismic in the area called Pru Krathiam South as well as a geochemical survey campaign covering an area of approximately 200 sq. km.

L53/43 & L54/43 Project

□ Prepared the 3D seismic acquisition work planned to be executed during the second quarter of 2005 in the new exploration blocks L53/43 & L54/43

□ An Environmental Impact Assessment (EIA) report was completed and submitted for approval.

□ Towards the end of 2004, a contract for 3D seismic acquisition was being prepared to be signed the explosives import, storage and usage license applications were also prepared for submission.

□ A work plan for 2005 was approved for acquisition of 70 sq. km. of 3D seismic in the areas called Sangkajai North and Phai Kwang.

G4/43 Project

□ Successful drilling of 2 exploration wells: Lanta 1&2 found at 280 and 194 feet mostly oil paying formations layers respectively.

□ To acquire the 3D approximately 1,000 sq.km. of seismic data

□ On October 4, 2004, Mitsui Oil Exploration Co., Ltd (MOECO) was approved by the Ministry of Energy to farm in the block with a 25% interest. Chevron Offshore (Thailand) Limited holds a 60% interest and remains the operator, while PTTEPI holds 15% interest.

Vietnam B and 48/95 Project

□ Drilled one delineation well.

□ Reviewed the Pre-Unitization Agreement and Pre-Joint Development Agreement with all partners.

□ Completed the Feasibility Study of O-Mon 2 Power Plant Project.

Vietnam 52/97 Project

□ Drilled four exploration and delineation wells.

□ Reviewed the Pre-Unitization Agreement and Pre-Joint Development Agreement with all partners.

□ Completed the Feasibility Study of O-Mon 2 Power Plant Project.

Algeria 433a & 416b Project

□ PTTEP AG signed a Joint Operating Agreement with Petrovietnam Investment & Development Company (PIDC) on February 25, 2004.

□ PTTEP AG signed a PSC addendum with PIDC on March 15, 2004 and Algeria's national oil company namely SONATRACH, signed it on June 1, 2004.

□ The Algerian Government published in the Official Gazette regarding approval for PTTEP AG to become a partner in Block 433a & 416b on September 15, 2004.

□ 312 km. 2D seismic acquisition, processing, and interpretation were completed.

Investments

Thaioil Power Investment Project

PTTEPI received Baht 73.06 million in dividend from Thaioil Power Company Limited in May 2004.

Medco Energi Investment Project

□ In June 2004, the credit rating agency, Moody's Investor Service, upgraded the rating of Medco to B3 with positive outlook.

□ In June 2004, PTTEPO received USD 5.6 million or Baht 246 million, in dividends from New Links Energy Resources.

□ In August 2004, Medco successfully acquired 100% of the shares of Novus Petroleum Limited, an oil & gas exploration and production company listed on the Australian Stock Exchange. This is in line with Medco's plan to increase its production and reserves as Novus has 26 assets in 7 countries, i.e. Indonesia, Australia, Middle East and USA.

□ In November 2004, Medco won a tender for an exploration block, namely Nunukan PSC. The block covers an area of 4,917 sq. km. and is located offshore East Kalimantan near Medco's methanol plant on Bunyu Island which is a potential market for future discoveries of natural gas.

□ In 2004, Medco acquired interests in 2 power plants, 54% in the 55-MW Batam Power Plant and 5% in the 200-MW Sengkang Power Plant.

Energy Complex Investment Project

□ PTTEP wishes to announce that PTTEP and PTT Public Company Limited (PTT) have established Energy Complex Company Limited, with shareholdings of 50% and 50% respectively. Energy Complex Co., Ltd. has a fully paid-up registered capital of 1,000,000 Baht, consisting of 100.000 ordinary shares at Baht 10 each.

□ In response to the ever increasing demand for office space, Energy Complex Co., Ltd. will develop and manage "the Energy Complex Development Project". The Complex will be located on the The State Railway of Thailand's property behind the present head offices of PTTEP and PTT. It will be the center for office buildings of governemt agencies and companies in the energy industry.

Thai Offshore Base Project

□ Completed construction of Jetty, Buildings, access road and marshalling area.

□ Monitored the environmental impact of the project to conform with EIA report.

□ Achieved the goal of Zero Lost Time Accidents.

RISK
FACTORS





Apart from the risk typically associated with petroleum exploration and production, primarily consisting of geological and operational risk, PTTEP's risk profile includes the following factors.

1 Business Risk

1.1 Operation Risk

Petroleum exploration and production is inherently associated with various types of commercial risk e.g., blowouts, gas pipeline leaks and other unpredictable incidents. Locating exploration and production equipment offshore poses risk from natural phenomena, e.g., storms, monsoons and earthquakes. Other potential threats arise from terrorist acts with significant damage to PTTEP personnel, properties, business and the surrounding environment.

In view of this, PTTEP has drawn up a clear policy on health, safety, environment and security with a commitment to compliance with governing laws and regulations, or even transcending them. The Company closely monitors every step of its operations, including the design of production platform structures as well as production, hazards control and warning systems. Work processes are managed and continuously improved for optimum practicality and technological advancement. PTTEP organizes regular personnel training in health, safety, environment and security – leading to a high level of familiarity with accident prevention measures, safe working practices and emergency preparedness.

To mitigate potential impacts and losses, PTTEP regularly assesses its safety management system under the International Safety Rating System (ISRS) through its external auditor's evaluation. On a 0 to 10 scale, the Company achieved Level 7 for Bongkot, Level 6 for Songkhla Logistics Base, and Level 6 for the PTTEP1 Project. As for environmental operations, the Company won ISO 14001 certification for PTTEP1, S1, and Bongkot projects, Songkhla Logistics Base, and the PTTEP Office Building. The assessment was carried out by AJA Registrars Ltd., an agency under United Kingdom Accreditation Service (UKAS). PTTEP continues to pass all required site surveillance audits performed by that company.

1.2 Petroleum Commercial Risk

Because natural gas - - the Company's main product - - relies primarily on the domestic market, earnings will be affected if domestic demand varies from expectations. As a result, PTTEP has expanded its investments in overseas petroleum exploration and production projects, especially those with oil, to increase its oil reserves and diversify its risk, thereby reducing dependence on the domestic market.

Regarding gas sales, despite having PTT Plc as its major customer, PTTEP entered into long-term gas sales agreements with PTT to guarantee sales for 25-30 years, thereby mitigating the risk from the buyer (PTT) not purchasing the gas. Under these contracts, a take-or-pay condition was stipulated in case buyers cannot take at least the Net Annual Contract Quantity (Net ACQ), which serves as a guarantee for the Company's revenue.

1.3 Project Development Risk

Natural gas production from the Arthit Project - - one of PTTEP's upcoming fields - - is scheduled to begin in early 2007 at a rate of 330 million cubic feet per day. PTTEP and PTT signed a Gas Sales Agreement for Arthit on January 23, 2004, guaranteeing a market for petroleum from the Arthit Project. The Company conducted and assessed environmental impacts of the project and, on January 29, 2004, won approval from the Office of the Natural Resources and Environmental Policy and Planning, to commence operations.



In recognition of the potential risk associated with development of the project, PTTEP drew up the following risk mitigation measures to enable successful and timely project completion:

□ **Project Management:** The Company focused on sound project plans and engineering system designs, construction supervision management, and cost reduction program to ensure timely project implementation, project cost within budget and maximum benefit to all parties.

□ **Personnel:** The Company prepared an organizational structure to facilitate the project's operations and secured competent staff skilled in operations.

□ **Investment:** Investment plans were formulated and investment budgets allocated to meet actual market conditions, including PTT's actual timing for its 3rd gas transmission pipeline, which was designed to transport Arthit gas to shore.

□ **Monitoring:** PTTEP submitted periodic project development updates to the Board of Directors for their information and remedial actions if necessary.

1.4 Investment Risk

PTTEP's policy is to expand its investment -- both domestically and internationally -- with a focus on promising projects and projects aligned with its strategic plan of increasing petroleum production and reserves. To achieve solid growth in the long run, it therefore focuses on investment in areas with promising petroleum potential. Since overseas investments carry certain risk, the Company has risk mitigation measures designed for each investment as part of its evaluation process -- allowing for political stability, international relations, economic and monetary stability, geographical conditions, and project characteristics and sizes. These risk factors are incorporated into the investment analysis. PTTEP also coordinates with the Ministry of Foreign Affairs in closely monitoring all these factors and analyzing their potential impacts on current investments.

2. Administration and Management Risk

2.1 Having One Major Shareholder with Over 50% Shares

As of December 31, 2004, PTT held 65.98% of PTTEP's shares and had a key role in shareholders' meeting matters dealing with connected transactions. In accordance with the rules of the Stock Exchange of Thailand (SET), "Connected Person" with a direct or indirect interest to a proposal at the shareholders meeting will not have the right to vote on that proposal. Unconnected shareholders must get sufficient votes to counter them.

Despite the dominance of one single shareholder, PTTEP has protected the benefits of all stakeholders through the use of good corporate governance in its management. To illustrate, the Company has made corporate governance a policy for the Board of Directors to abide by and independently exercise their judgment in the best interests of PTTEP and its stakeholders. Note that PTTEP's independent directors comprise more than one-third of the composition of the Board of Directors, which exceeds the requirements of SET.

2.2 Management Risk

Mistakes made in administration and management may prevent PTTEP from achieving its business objectives. Since the petroleum exploration and production business requires significant investment capital, management must have swift and prudent decision-making procedures for investments of all sorts, including exploration, development and production. To ensure healthy returns, a sound management decision-making process has been the Company's priority.

Therefore, PTTEP's management processes are systematic and efficient, encompassing elements such as a strategic planning process, a comprehensive risk management program covering all principal business processes throughout the organization, and a management system that optimizes the organization's knowledge and expertise.




NGKOT-PP

3. Financial Risk

3.1 Fluctuations in Oil Price and Petroleum Products

The prices of the Company's products vary with oil prices, which are subjected to factors beyond its control, including market demand and supply, political and economic stability in various countries, OPEC's production policy, oil reserves in individual countries, and global weather. Fluctuations in oil prices inevitably affect the Company's revenue and investment planning.

In 2004 the average product price rose along with very high oil prices to $23.38 from $20.62 a barrel in 2003, whereas the price of natural gas varied only slightly.

When oil prices fall, so do the prices of the Company's crude and condensate. However, the price of natural gas – its main product – would not be immediately affected because of the gas pricing mechanism built into gas sales agreements, which protect gas prices from fluctuations in oil prices. PTTEP's contractual gas prices are adjusted every six or twelve months reflect with referenced oil prices. The gas price formulas reflect changes in reference oil prices to a certain extent, thereby ensuring that natural gas is a competitive form of fuel with fairly stable prices.

3.2 Exchange Rate Fluctuations

PTTEP's policy is to borrow money in the currency that matches its revenue. Since its earnings from petroleum sales is linked to the US dollar, it borrows mainly in US dollars to reduce the risk from exchange rate fluctuations. However, since the Company has to record its account in Thai Baht, all of its US dollar debts will create unrealized gain (loss) on foreign exchange rate.

As of December 31, 2004, PTTEP and its subsidiaries' total debts consisted of bonds in the amount of USD 393.28 million and Baht 2,500 million, or total of approximately Baht 17,915 million.

3.3 Interest Rate Fluctuations

A volatile interest rates environment will affect the Company's interest obligations on debts which carry floating interest rates, since the interest expense on long term debts cannot be determined accurately. To mitigate this uncertainty, all of the Company's long term debts currently have fixed interest rates.

For the deposits of surplus cash, interest rate fluctuation will affect its interest income. The Company policy is to invest in short term deposits and instruments, with consideration of returns and risks. However, it considers liquidity as a priority.

As of December 31, 2004, all of the Company's long term debts carried fixed interest rates, consisting of bonds in the amount of USD 393.28 million and Baht 2,500 million, or total of approximately Baht 17,915 million.



CONNECTED TRANSACTIONS

1. Connected Person

Between PTTEP and PTT Affiliated Companies

Item	PTTEP	PTT Plc.	Energy Complex	The Aromatics (Thailand) Public Company Limited (ATC)	Thai Olefins Plc. (TOC)
List of Directors Involved	**Position**	**Position**	**Position**	**Position**	**Position**
Mr. Pala Sookawesh	Director	Director	-	Chairman of the Board	Director
Mr. Prasert Bunsumpun	Director	President	-	Director	Director
Mr. Pichai Chunhavajira	Director	Senior Executive Vice President, Corporate Finance and Accounting	-	Director	Director
Mr. Manu Leopairote	Chairman of the Board	Director	-	-	Chairman of the Board
Mr. Cherdpong Siriwit	Director	Chairman of the Board	-	-	-
Mr. Wisudhi Srisuphan	Director	Director	-	-	-
Mr. Chitrapongse Kwangsukstith	Director	Senior Executive Vice President, Gas Business Group	Chairman of the Board	-	-
Mr. Maroot Mrigadat	Director & Secretary to the Board of Directors	Management	Director	-	-
Affiliation	- PTT holds 65.98 % share in PTTEP - Some Directors sit on both the PTT's and PTTEP's Board of Directors	- PTT is the shareholder of PTTEP and TOC	- PTT and PTTEP each hold 50% share in PTTEP Energy Complex	- PTT, the major shareholder of PTTEP, holds 46.16 % share in ATC - Some Directors sit on both PTTEP's and ATC's Board of Directors	- PTT, the major shareholder of PTTEP, holds 44.92 % share in TOC - Some Directors sit on both PTTEP's and TOC's Board of Directors

2. Connected Transactions

PTTEP's transactions in 2004 qualified as items under the Stock Exchange of Thailand announcement on the disclosure of information and operations of listed companies on connected transactions B.E. 2546 (2003) and B.E. 2547 (2005) (Amendment No.2) effective on July 21, 2004. The Company followed the practice accordingly, namely that the Board of Directors or the management, or both, considered the appropriateness and maximum benefit of the Company, including the disclosure of these items. Details appear below:

2.1 Regular commercial items endorsed by The Board of Directors or The Management.

2.1.1 Petroleum product sales

According to the sale agreements, petroleum product sales between PTT and PTTEP instantly happens upon production, and petroleum delivery is covered for the entire life of the project. In 2004, approximately 95.63% of PTTEP's petroleum products were sold to PTT at the same price as its partners. Details are shown below:

Unit of Value: million baht

Product	2004	
	Volume	Value
Crude Oil (million barrels)	6.69	8,929
Natural Gas (million cubic feet)	208,962	26,214
LPG (metric tons)	100,038	1,123
Condensate (million barrels)	5.37	7,916

In addition, PTTEP and the consortium of the Arthit Project signed the Gas Sales Agreement (GSA) with PTT Plc. The first gas production is expected in 2006.

2.1.2 Pailin Project gas price discounts

On October 10, 2003, the Pailin Project consortium signed with PTT an amendment to the Gas Sales Agreement covering the deal to reduce the Pailin gas price by 3%, effective from October 1 of the same year to the date when PTT's Third Pipeline in the Gulf of Thailand is completed (around early 2006). In return, PTT agreed to raise the Pailin Daily Contract Quantity (DCQ) from 330 to 353 million standard cubic feet per day (MMSCFD). On this signing date, the consortium paid PTT a cash amount of Baht 410 million as part of the discount. The Pailin gas price discount will grow to 5% from the date of completion of the Third Pipeline to the expiry date of the Agreement, for which PTT agreed in return to raise the DCQ from 353 to 368 MMSCFD. In 2004, PTTEP recorded the discount amount of 157 million baht net from sales, of which details are stated in item 9 of Notes to Financial Statements.

2.1.3 Deferred income

Deferred income arises from PTTEPI receipt of advance payments from PTT for natural gas that PTT was not yet able to take receipt of in 1999-2001, in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. PTTEP will recognize the deferred income when PTT takes receipt of the gas in future years. Please see details in item 15 of Notes to Consolidated and Company Financial Statements.

2.1.4 Short-term property lease not more than 3 years: Office space lease

Office Space Lease: PTTEP leased office space and provided related service to PTT of 2,800 square meters by signing a 3-year contract from August 15, 2003 till August 14, 2006. In 2004, an additional of 201 sq.m. office lease contract was signed with PTT; and 333 sq.m. office lease contract signed with the Aromatic (Thailand) Public Company (ATC) to replace Thai Olefins Plc. (TOC) who moved out in August 2004. The lease term is also three years starting from October 1, 2004 till September 30, 2007. The total received payment of the transaction is shown below:

The management based its consideration on market lease and on the fact that the lease renewals in question contained clear statements on compensation and renewals.

Uinit of Value : Baht

Organization/Company Name	Item	2004 Rental and Service Fee
The Petroleum Authority of Thailand (PTT)	Office Space Lease and Service	17,517,000
The Aromatics (Thailand) Public Company Limited (ATC)*	Office Space Lease and Service	3,067,200
Thai Olefins Plc. (TOC)	Office Space Lease and Service	680,319





3 Comments of the Audit Committee

PTTEP's Audit Committee acknowledged and agreed with the decisions and action taken by the Board of Directors or the management, or both, based on the appropriateness and suitability of all connected transactions occurring in 2004.

4 Future Connected Transactions

PTTEP will strictly comply with the regulations of the Stock Exchange of Thailand or any other regulatory authorities with regard to connected transactions concerning persons/parties with conflict of interest in the future for the maximum benefit of all shareholders.

Safety, Security, Health, and Environmental Management



PTTEP is committed to minimizing the effects of its operations on the safety, health, and environment of its employees and assets, contractor employees, the general public and the ecological system.

In the past year the Company revised its Safety, Security, Health and Environmental (SSHE) Policy to cover operations of the S1 project, which became part of its operations in 2004.

PTTEP's Safety and Environmental management in 2004 resulted in 1.03 lost-time injuries per million man-hours (Lost Time Injury Frequency Rate, LTIF) and 1.30 tons per million tons production of hydrocarbon/chemical spill (spill rate).

To minimize incidents and losses in 2005, PTTEP has established guidelines and goals to further improve the efficiency of its SSHE management.

To ensure adequate and suitable training for its employees and contractors, PTTEP has set compulsory training requirements under its SSHE policy, where training topics for each employee varies with his or her location and nature of work. To enhance SSHE awareness and understanding in employees, it held a SSHE exhibition in 2004, with 700 employees taking part. It also simplified and summarized its SSHE requirements into "10 Golden Site Rules", which were distributed to all operating personnel to improve their understanding of Company regulations.

In preparation for Emergencies, PTTEP has drawn up emergency response plans and regularly conducts emergency preparedness drills to ensure efficient response.

In response to Typhoon Mui Fah, which swept through the Gulf of Thailand in 2004, the Company monitored, prepared and evacuated some of its personnel from production platforms; leaving on each platform only a limited number of critical personnel .

Regarding environmental management, PTTEP successfully implemented the international environmental management system (ISO 14001) at various locations, namely the PTTEP1 project, the PTTEP Office Building, the Bongkot project, the Songkhla Logistics Base, and the S1 project. These operations won accreditation from AJA Registrars Ltd. under the United Kingdom Accreditation Service (UKAS) and passed continuing site audits conducted by experts from that Company.

In addition, last year the PTTEP core research center (under PTTEP Office Building management) also successfully achieved ISO 14001 certification.

In 2004, P.TTEP conducted an assessment of its security management in comparison with international standards and established "PTTEP Security Standards" to protect the Company's personnel, assets, information and reputation.



Community
Relations Activities



Besides its commitment to conducting business with sound environmental management, in 2004 PTTEP supported these activities to improve the quality of life for less fortunate communities and conserve nature and the environment.

Quality of Life Projects

Concept: "From Underground Assets to Wisdom"

This concept focuses on sharpening skills among youths and providing vocational training to local residents in order to develop self-sufficient communities, in line with a national economic strategy supported by the government.

Short-Term Projects (Under One Year)

1. Youth Camp for Three Southern Provinces : Organized in collaboration with the Department of Mineral Fuels (DMF) and the Technical Petroleum Training Institute (TPTI), the Camp promoted awareness of safety and environmental management in youths attending Muslim high schools. Taught at TPTI's training center in Songkhla, each class consisted of 20 students from Yala, Narathiwat, and Pattani.

2. Petroleum Camp : This project was another collaborative program with DMF and TPTI to promote understanding of petroleum in Mathayom 3 students from Bangkok through a visit to Sirikit Oil Field, with 30 students in each class.

3. Training for Teachers on General Knowledge about Petroleum : Yet another collaborative program with DMF and TPTI, this training targeted high-school teachers and non-formal education teachers, whose classes took place at the Science for Education Center's 14 facilities nationwide.

4. Supporting community activities and charitable events : Instances included the donation of computers to the Computer Training Center in Suphan Buri's Educational District and to Wat Sanghachayathera School and donation of exercise equipment to Songkhla Naval Base's Sports Center.

Long - Term Projects

1. PTTEP Scholarships : PTTEP conferred 1,439 academic scholarships to elementary and high-school students in 97 schools nationwide and children of civil servants in Phitsanulok, Kamphaeng Phet, Suphan Buri and Songkhla.

2. Charitable Donations in Commemoration of PTTEP's Anniversary : PTTEP pledged a donation of two million baht to the following organizations for three consecutive years: Cardiac Children Foundation of Thailand, Foundation for the Better Life of Children and Scholarship Funds for Children Affected by AIDS.

3. Thai Rice College : This project focused on the sustainable improvement of the quality of life by providing comprehensive and continued education for rice farmers in the cultivation of #105 jasmine rice. Throughout its three-year lifetime from 2002 to 2004, the project has trained 3,000 farmers from Lam Plai Mat district, Buri Rum.

4. PTTEP "I Love Sports" Project : In its third year, this anti-narcotics project promoted proper exercise methods at five schools around the Company's Warehouse and Logistics Base in Singha Nakhon district, Songkhla. In addition, this program served as a process for choosing representatives to compete in district-level sports tournaments. PTTEP sponsored expenses for physical education teachers and sports equipment. Surveys indicated that as a result of this project, students' athletic ability had improved by 92% and 84% of the students were using their leisure time more wisely.

Environment and Natural Resources Projects

1. Samila Beach Recreational Park Design Contest : Under this contest, held in collaboration with Songkhla Municipality and Rajamangala Institute of Technology (RIT), Southern Campus, 84 students from RIT campuses nationwide submitted designs for a recreational park at Samila Beach, Songkhla. The winning design will be used as guidelines for building the actual recreational park, consisting of a reading corner, a mobile library, sculptures of Songkhla and a petroleum park.

2. Ruam Jai Ruk Talay Saab Songkhla Conservation Project : In conjunction with the Department of National Park, Wildlife, and Plant Conservation, PTTEP organized training for youths and residents of Lake Songkhla on the conservation of this precious natural community. Educational aids were prepared, including brochures, bird-watching manuals, activity programs and binoculars.

3. Improvement of Vibhavadi Rangsit Road Landscape : In conjunction with Bangkok Metropolitan Administration, PTTEP proposed an initiative to improve the scenery along Vibhavadi Rangsit Road. The meeting was attended by 80 companies with offices located along this Bangkok arterial road.

4. 4R's Shop : This project promoted the reduction, reuse, and recycling of waste, as well as the establishment of a waste bank, in seven schools in Lan Krabue district, Kamphaeng Phet. A pilot shop at Ban Ked Kesorn School has begun operation, and one new shop will be opened each year. The ultimate goal is that each store generates sufficient income to support itself.

MANAGEMENT

DISCUSSION AND ANALYSIS OF OPERATING RESULTS IN 2004



1. PTTEP Performance

In 2004, Thailand's economy demonstrated continuous growth at a rate below the targeted forecast. This was caused by several unexpected factors such as the Southern region issue, the recurrence of bird flu outbreak, and high world oil prices throughout 2004. These factors depressed Thai economic growth. However, the Bank of Thailand (BOT), and the National Economic and Social Development Board (NESDB), projected economic growth in 2004 to be around 6.0-6.3%. This economic growth led to increases in demand for natural gas and power, increases of 4.0% and 7.7% respectively, when compared with the year of 2003.

Regarding business results in 2004, PTTEP was successful in implementing its strategic direction as follows:

1.1 Concerning the first strategic direction, value creation in existing projects, notable aspects are summarized here:

1. PTTEP achieved impressive results. Firstly, actual sales volume was 134,070 Barrel of Oil Equivalent per Day (BOED), which exceeded the target of 129,119 BOED by 3.8%. The major contributors to increases in sales volume came from higher sales volume in the Bongkot, Pailin, and Yetagun projects. Secondly, the 2004 performance yielded a Return on Capital Employed (ROCE) of 24.4%, which was higher than the target of 23%. Regarding the long term Debt-to-Equity ratio, the PTTEP ratio was at 0.4, lower than the target of 1.0.

2. PTTEP, the operator of the Arthit project and the other joint venture partners, (the sellers), signed the Gas Sales Agreement (GSA) with PTT Public Company Limited or PTT (the buyer) on January 23, 2004. This is a major PTTEP achievement in expanding its production base, enabling it to reduce petroleum imports and to secure a long-term gas supply for the nation. In addition, it is also a key milestone transform the Arthit project into a full development phase. Currently, the Arthit project is progressing as planned. Significant tasks have been completed, such as the 3rd Appraisal Drilling Campaign for Arthit Development in May 2004.

3. PTTEP successfully concluded the preliminary GSA of block B-17 in the MTJDA project with PTT. This GSA is in the process of submission to the Thai and Malaysian governments for approval prior to the expected signing in 2005. This event clearly confirms the continued progress of the MTJDA project development.

4. PTTEP initial oil production in the Nang Nuan Project (B6/27), Continued process to gain from an upward trend in oil price. The Nang Nuan project is expected to commence initial oil production in the first quarter of 2005.

5. PTTEP initiated the first exploration well in Shams in the Oman 44 project, the first overseas project in which PTTEP served as an operator, on December 17, 2004. The GSA for this Sham well is in process. The expected GSA signing will be in the first quarter of 2005.

6. PTTEP International Limited, a subsidiary of PTTEP which has 15% participation interest in G4/43 project located in the Gulf of Thailand, and Chevron Offshore (Thailand) Ltd., as an operator with 85% participation interest, has had initial success in proving the petroleum potential of Block G4/43 from discovery results of the first 2 exploration wells. It revealed that the Lanta1 was drilled to a measured depth of 10,358 feet and 280 feet of oil and gas pay was discovered, in addition, the Lanta2 was drilled to a measured depth of 10,040 feet and 194 feet of oil and gas pay was discovered.

7. PTTEP has received Thai Cabinet approval on December 28, 2004 to hold 20% equity in Block EU-1 in the Phu Horm project, located in Udon Thani and Khon Kaen Provinces. The project has been very successful in the past 2 years of exploration. It revealed that Phu Horm is expected to be the next significant onshore gas resource for the country.

1.2 Regarding the second strategic direction-growth-several significant investment expansions, both domestic and overseas, were implemented in line with corporate strategy. The key investment events in 2004 are detailed below;

1. PTTEP was awarded concession blocks from the invitation to the 18th Petroleum Concession Bidding Round. PTTEP became the concessionaire and the operator for the whole of concession Blocks L53/43 & L54/43. Both concession blocks are noted to have potential oil reserves, which are located in Suphanburi province nearby the existing company project PTTEP1. This led to a strategic approach with the existing operating project PTTEP1.

2. PTTEP completed share purchasing of Thai Shell Exploration and Production Company Limited and became the operator with 100% interest in Project S1, Blocks L22/43 and B6/27. By purchasing Thai Shell, PTTEP not only extends its domestic investment expansion, but also immediately locks in sales revenue from this field. In addition, PTTEP's oil production and oil reserves will also increase significantly.

3. PTTEP International Limited (PTTEPI) and PC JDA, an affiliate of PETRONAS of Malaysia, with 50% interest each, signed the Production Sharing Contract (PSC) of Block B-17-01 with Malaysia-Thailand Joint Authority (MTJA) on September 30, 2004. Block B-17-01 is a part of the Malaysia-Thailand Joint Development Area (MTJDA) and used to be an area in Blocks A-18, B-17 and C-19, in which the concessionaires have relinquished parts of the concession to the MTJA. This concession is projected to have oil and gas potential reserves from the past successful exploration in Block B-17. This investment will enhance the value of petroleum exploration projects in the Gulf of Thailand and the MTJDA, and increase PTTEP's petroleum reserves in accordance with corporate growth strategy.

4. PTTEP signed a Memorandum of Understanding (MOU) with the Ministry of Petroleum, The Islamic Republic of Iran on January 29, 2004. This MOU covers cooperation between the two parties in the areas of petroleum exploration, development and utilization of petroleum and their products as well as training and other technical assistance in petroleum activities. This event clearly enhances PTTEP's investment opportunities in this potentially petroleum rich country. In addition, PTTEP also submitted tenders for several petroleum exploration and production blocks in the Iranian 16 - block bidding round.

5. PTTEP signed the Production Sharing Contract (PSC) on August 7, 2004 to become the Operator, with 100% interest, in petroleum exploration project Blocks M-3 and M-4, in the Union of Myanmar. The blocks are located in the Gulf of Martaban, covering a total area of approximately 18,000 square kilometers. This investment is in line with the corporate strategy on overseas expansion to increase PTTEP's petroleum reserves and to secure a petroleum supply for domestic demand.

1.3 Regarding the third strategic direction, capability development, PTTEP has incorporated the Corporate Governance (CG) principle, organization and human development into its business execution. Notable aspects are summarized here;

1. In 2004, PTTEP, in its continued effort to improve corporate governance, signed a contract with Thai Rating and Information Services Co., Ltd., (TRIS), to evaluate PTTEP's performance as well as to identify PTTEP's ranking in Thailand in terms of corporate governance. PTTEP received a "Very Good" CG rating, or a score of 8.14. This led PTTEP to gain several benefits from the Securities and Exchange Commission, Thailand (SEC) and the Stock Exchange of Thailand (SET) such as 50% annual fee reduction.

2. PTTEP received 2 awards from 2004 SET Awards. One award was the Best Performance Award, which was given to the listed company equipped with strong financial indicators and outstanding business performance in 2003. PTTEP also received an award in the resources sector. Another award was the Best Corporate Governance Report Award, awarded to the top 10 listed companies which gained outstanding corporate governance report, in accordance with SET regulations.

3. PTTEP established PTTEP Services Limited in which its registered capital is Baht 1,000,000 consisting of 100,000 ordinary shares at Baht 10 each. Its main activity is to supply contracted personnel for the PTTEP group of companies, ensuring smooth and efficient operations of PTTEP.

4. PTTEP and the Vocational Education Commission (VEC) have agreed to establish the PTTEP Petroleum Training Centre to conduct training programs for petroleum technician trainees in order to reinforce international knowledge and expertise in the petroleum exploration and production industry. It is primarily intended to prepare around 40 vocational school graduates who will work offshore at Arthit field, which is expected to go into gas production in 2006.

5. For the projects in which PTTEP is the operator, the company aims to be an operator, proud of its operational excellence, along with a keen awareness of Safety Security Health and Environment (SSHE) issues. Concurrently, organization and human resources development initiatives have also progressed. PTTEP has focused on adopting international best practices and world-class competitiveness in order to support its future growth. In this matter, PTTEP has developed an internal control system together with risk management to ensure implementation of this plan. The company has also incorporated the principles of organization management approaches such as Learning Organization, Knowledge Management, Efficiency-Based Organization, and Organization Capabilities to guarantee continued organizational development.

2. Results of Operations

For the year 2004, PTTEP finances were strong due to higher sales volumes at 134,070 BOED compared with 107,299 BOED in 2003. The average petroleum price was also higher at USD 23.38 per BOE, compared with USD 20.62 per BOE in 2003. The Company had cash and cash equivalents of Baht 23,778 MM. at December 31, 2004, and invested its surplus cash in short-term financial instruments carrying low risk such as Treasury Bills, Promissory Notes, US. Treasury Bills, and deposits with commercial banks, where emphasis is given to security and liquidity.

On April 28, 2004, the PTTEP 2004 General Shareholders' Meeting approved the issuance and the offering of 2.8 million units of warrants to purchase the Company's common shares for management and employees of the Company for the year 2004 (Exercise Ratio : 1 unit of warrant per 1 unit of common share) at the exercise price of Baht 183.

On May 7, 2004, PTTEP paid a dividend to its shareholders of Baht 6.75 per share, in compliance with the resolution of the 2004 General Shareholders' Meeting on April 28, 2004.

Concerning investor relations activities, the Company participated in the SET in the City event on November 11-14, 2004, hosted by The Stock Exchange of Thailand. The activity created a venue for disclosure of Company's information to retail investors.

Full year 2004 compared with Full year 2003

Earning summary	Full Year	
Millions of Baht except Baht per share amounts	2004	2003
Income from continuing operations		
Exploration and production	15,158	10,805
Pipelines	2,601	2,256
Others	(1,893)	(1,033)
Total net income	**15,866**	**12,028**
Diluted earnings per share-from continuing operations	24.26	18.43
Total revenues-from continuing operations	48,417	37,014

For the results of operations for 2004, PTTEP and subsidiaries' net profit was Baht 15,866 million or Baht 24.26 per share-diluted, an increase of Baht 3,838 million or 32% when compared with last year's net profit of Baht 12,028 million, or Baht 18.43 per share-diluted. PTTEP and subsidiaries had a ratio of return on shareholders' equity in this year of 30.88%.

For this year, the total revenues of PTTEP and subsidiaries amounted to Baht 48,417 million, an increase of Baht 11,403 million or 31% when compared with Baht 37,014 million last year. This increase was mainly due to an increase in sales amounting to Baht 12,161 million or 36%, resulting from the higher sales volume at 134,070 BOED this year, compared with 107,299 BOED last year. In addition, the average petroleum price increased to USD 23.38 per BOE when compared with USD 20.62 per BOE for last year. The increased sales volume derived mainly from (1) the sales volume of crude oil from the S1 project as a result of additional stakes from the acquisition, (2) an increase in sales volume of natural gas and condensate from the Bongkot project, and (3) an increase in sales volume of natural gas from the Yetagun and the Pailin projects. However, the sales of the Yadana project decreased due to a decline in the benefits of cost recovery for production sharing since the third quarter of 2003.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanmar Oil and Gas Enterprise (MOGE), increased due to the higher gas transport volume of MOGE.

PTTEP and subsidiaries realized their share of net income from associated companies for this year by Baht 209 million, consisting of net income from Medco Energi through New Links of Baht 154 million, and the net income from Thai Oil Power Co., Ltd., of Baht 55 million.

PTTEP and subsidiaries had a foreign exchange gain for this year amounting to Baht 112 million, due to the stronger Baht when compared with the foreign exchange gain of Baht 870 million last year.

For the year 2004, PTTEP and subsidiaries incurred expenses of Baht 19,848 million, an increase of Baht 4,235 million or 27% when compared with Baht 15,613 million last year. This increase was the net effect of:

1. an increase in depreciation and amortization, mainly due to (a) the higher depreciation of the S1 project as a result of the additional stakes from the acquisition, and amortization of the excess of the cost of acquiring Thai Shell under the unit of production method, (b) higher depreciation of the Bongkot and Pailin projects due to an increase in production volume and completed oil and gas properties, and (c) a higher depreciation of the Yetagun project and TPC's gas pipeline resulting from an additional stake of 5.1511% in the Yetagun project and the TPC's gas pipeline since September 2003, and amortization of the excess cost of acquisition under the unit of production method.

2. an increase in petroleum royalties due to higher sales revenue,

3. higher operating expenses, which were mainly from the S1 project as a result of the additional stakes from the acquisition, and increases in maintenance expenses and improved operational efficiency in the Bongkot, the Pailin, and the Yetagun projects,

4. an increase in general administrative expenses, which were mainly from personnel expenses, the provision for retirement benefits, and from the new operating projects.

5. a decrease in exploration expenses, mainly due to the write-off of dry wells in the Vietnam 9-2 and the Vietnam 16-1 projects, and the geological and geophysical studies in the Oman 44 project last year, while most exploration expenses of this year were attributed to the geological and geophysical studies in the Myanmar M7&M9, the G4/43, the Vietnam 9-2 and the Vietnam 16-1 projects.

For this year, PTTEP and subsidiaries' income tax expenses increased by Baht 3,382 million. The increase was mainly due to (1) additional income tax expenses of Baht 1,854 million in the S1 project as a result of the additional stakes from the acquisition, (2) an increase in income tax expense for PTTEP International Limited because of the utilization of tax losses carried forward from last year, (3) increased Myanmar income tax from the Yadana project resulting in a decline in the benefits of cost recovery for production sharing. This, in turn, affected an increase in taxable profits, and (4) payment of Myanmar income tax for the Yetagun project & TPC after the end of tax holiday period in May 2003.

3. Financial position

As of December 31, 2004, PTTEP and subsidiaries had total assets amounting to Baht 111,945 million, which was Baht 19,369 million higher than the end of 2003. This increase was mainly due to (1) an increase in oil and gas properties of Baht 10,559 million. This increase was from consolidation of oil and gas properties of the S1 project amounting to Baht 3,880 million, as a result of the additional stakes from the acquisition, and the incurred net excess of the cost of the Thai Shell acquisition amounting to Baht 4,951 million. (2) an increase in cash and cash equivalents including short-term investments by Baht 7,361 million due to the higher net cash flow level from operations.

Most of the current assets of PTTEP and its subsidiaries as of December 31, 2004 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment as well as (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of Investment Accounted for under the Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 54,846 million. This was Baht 7,944 million higher than the end of 2003, mainly resulting from the following 3 factors: (1) an increase in income tax payable by Baht 3,864 million as a result of the consolidation of the acquired S1 project and a higher net income, (2) higher provision for decommissioning cost of Baht 1,320 million, mainly due to the consolidation of the acquired S1 project , and (3) an increase in deferred tax liabilities of Baht 1,084 million, a temporary difference in the calculation of net assets between accounting and tax, resulting from a different method of calculating depreciation.

PTTEP recorded the provision for retirement benefits as of December 31, 2004, amounting to Baht 127 million, presented under the title of Other Non-current Liabilities.

PTTEP issued warrants to directors, managements and employees to the amount of 2 million units on August 1, 2002, 2 million units on August 1, 2003, and 2.8 million units on August 1, 2004 with the exercise prices of Baht 111 per share, Baht 117 per share, and Baht 183 per share respectively. As of December 31, 2004, the total numbers of shares exercised were 1.33 million shares and the outstanding number of warrants was 5.47 million units.

On November 11, 2004, PTTEP registered the change in paid-up capital to Baht 3,266.66 million for the issuance and payment of 653.33 million ordinary shares.

As of December 31, 2004, PTTEP and subsidiaries had a net cash flow from operations amounting to Baht 26,236 million. Most of this was cash received from operating activities. PTTEP and subsidiaries had a net cash flow used in investment activities that amounted to Baht 17,071 million. Most of this was from acquiring all of Thai Shell's shares and the increase in oil and gas properties in the Arthit, Bongkot, and Pailin projects. In addition, PTTEP and subsidiaries had a net cash flow used in financing activities amounting to Baht 4,297 million for (1) dividend payment amounting to Baht 4,403 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants amounting to Baht 106 million. As of December 31, 2004, PTTEP and its subsidiaries had cash and cash equivalents of Baht 23,778 million, an increase of Baht 4,715 million from the end of 2003.

Regarding protection against potential risks which may affect its projects, PTTEP purchased insurance coverage by considering all types of perils and an appropriate sum-insured related to each project. For 2004, the premiums on these policies remained high relative to those of the year 2003. However, the Company continued to purchase sufficient insurance coverage as it has done in the past.

As of December 31, 2004, PTTEP's credit ratings were as follows;

- Baa1 for its Long-term foreign currency rating by Moody's Investors Service
- BBB+ for its Long-term foreign currency rating, and
  BBB+ for its Long-term local currency rating by Standard and Poor's Ratings Services
- A- by Japan Credit Rating Agency, Limited
- AA+ by TRIS Rating Company Limited

4. Impacts on Operational Results

In 2004, although there were several negative factors which depressed Thai economic growth slightly under target, the growth at the ranges of 6.0 - 6.3% seems stable for the Thai economy. Factors supporting stable Thai economic growth are the high current account surplus and fiscal reserves.

For the economic outlook in 2005, all private and government organizations coincidently forecasted Thai economic growth at the same rate as the previous year. However, the economic overview in 2005 will be more variable from the ongoing issue in the southernmost provinces, which influenced investor confidence. Concurrently, the return of bird flu and SARS (Severe Acute Respiratory Syndrome) have become regional diseases whose outbreaks directly influenced the Thai economy.

In addition, there are new factors such as the downturn of other national economies, in particular the forecast in continuous depreciation of the US dollar throughout 2005, along with other negative factors such as the US current account deficit and treasury deficit. These factors will directly influence the global economy. Simultaneously, the upward trend of the world oil price, resulting from OPEC reducing its operations, and global terrorism, directly threaten the global economy. Moreover, the implementation of government policy in floating the domestic diesel price may also have a negative impact on the Thai economy, as will reduced tourism to the 6 southern provinces affected by the Tsunami disaster. These factors may reduce economic growth in 2005.

For business in 2005, PTTEP is continuing to focus on existing strategic directions, value creation, growth, and capability development. Firstly, regarding value creation, PTTEP enhances its efficiency and synergy through existing projects and assets. Secondly, concerning growth, PTTEP continuously expands its investment both domestic and overseas. Thirdly, as for capability development, PTTEP has incorporated the approach of efficiency based organization and organization capability to guarantee continued organizational development.

However, concerning projects which are expected to be production in the near future such as the Arthit and Oman44 projects, or projects in the exploration phase such as the Myanmar M7&M9 and M3&M4, PTTEP has already initiated preparation for project development to meet scheduled plans. PTTEP has again targeted operational excellence in all its activities.

Other factors, which may affect the company performance both in short and long term including fluctuations in oil prices and revisions in gas sales agreements. These factors are also elaborated upon in the section on risk factors to be disclosed in report 56-1.

5. Planning and Strategy to expand investment in the business in the future

PTTEP gives importance to investment in petroleum exploration and production business in order to meet secure domestic energy demand. By doing so, PTTEP has developed projects mainly in Thailand as well as expanded investment in Asia-Pacific region such as Thai-Cambodian Overlapping Claims Area in the Gulf of Thailand, Myanmar, Indonesia, Malaysia, and Vietnam. At the same time, investment opportunity in Middle East and African region and the Commonwealth of Independent States (CIS) is also taken into consideration, as these countries contain high petroleum potential and Thailand depends on import from the regions. The project evaluation will focus on market demand, investment capital, return on investment, low risk projects with joint ventures in countries that have good relationships with Thailand.

Regarding the growth through added value activities in related business, such investment opportunities in related business have to be aligned with PTTEP's strategies and create value added through the value chain of Petroleum Exploration and Production Business, in particularly, the value chain of natural gas in Transmission Pipeline, LNG, and Power Plant. PTTEP recognizes the importance of these value chains and will consider the investment on a case-by-case basis. The investment has to generate added value to PTTEP. The Company will only be an investor and not an operator in the related business.



BOARD OF DIRECTORS



Mr. Manu Leopairote

Chairman of the Board of Directors
(Since 29 May 2001)

Starting Date of Directorship: April 27, 2001

Education: M.Sc. (Economics), University of Kentucky, U.S.A.

Other Current Position:

- Chairman, Thai Oil Co., Ltd.
- Chairman, National Petrochemical Public Co., Ltd.
- Director of the Board, PTT Plc.

Past Experience:

Permanent Secretary, Ministry of Industry

Direct or indirect proceeds in any of PTTEP's contracts in 2004: Petroleum Sales Agreement

Training: None

Mr. Prasit Kovilaikool

Director, Chairman of the Remuneration Committee, Director to the Audit Committee, and Independent Director



Starting Date of Directorship: August 29, 2000

Education: LL.M., Columbia University, U.S.A.

Other Current Position:

- President, Huachiew Chalermprakiet University
- Director, Board of Economics Social Development
- Director, Bank of Thailand

Past Experience:

- Chairman, Audit Committee, Siam City Plc.
- Member of Insurance Business Policy Committee, Ministry of Commerce
- Member of Building Board, Ministry of Interior

Direct or indirect proceeds in any of PTTEP's contracts in 2004: None

Training: Finance for Non-Finance Director (June 25, 2004), Board Failure and How to Fix It (September 3, 2004)



Mr. Cherdpong Siriwit

Director

Starting Date of Directorship: April 30, 2002

Education: M.A. (Economics), Georgetown University, U.S.A.

Other Current Position: Permanent Secretary, Ministry of Energy

Past Experience: Deputy Permanent Secretary, Ministry of Industry

Direct or indirect proceeds in any of PTTEP's contracts in 2004: Petroleum Sales Agreement

Training: Director Accredited Program-DAP (February 9, 2004)

Mr. Vudhibhandhu Vichairatana

Director and Independent Director

Starting Date of Directorship: April 30, 1999

Education: M.A. (Economics), University of Arkansas, U.S.A.

Other Current Position: Budget Director, the Bureau of the Budget

Past Experience: Deputy Budget Director, the Bureau of the Budget

Direct or indirect proceeds in any of PTTEP's contracts in 2004: None

Training: Attending course DCP specially organized by Thai Plc. starting from November 13, 2004





Mr. Chitrapongse Kwangsukstith

Director

Starting Date of Directorship: October 6, 2003

Education: D. Eng (Industrial), Lamar University, Texas, U.S.A.

Other Current Position: Senior Executive Vice President, PTT Gas, PTT Plc.

Past Experience: President, PTTEP

Direct or indirect proceeds in any of PTTEP's contracts in 2004: Petroleum Sales Agreement

Training: Director Certification Program-DCP 42 (March 3-April 28, 2004),
Finance for Non-Finance Director (March 4, 2004),
Non-Executive Director: Role and Expectation towards Corporate Governance (May 11, 2004)



Mr. Prasert Bunsumpun

Director, Director to the Remuneration Committee and Director to the Nominating Committee
Starting Date of Directorship: August 29, 2000
Education: MBA, Utah State University, U.S.A.
Other Current Position: President, PTT Plc.
Past Experience: Senior Executive Vice President, PTT Gas, PTT Plc.
Direct or indirect proceeds in any of PTTEP's contracts in 2004: Petroleum Sales Agreement
Training: Director Accredited Program-DAP (October 5, 2004)

Mr. Pala Sookawesh

Director
Starting Date of Directorship: April 27, 2000
Education: M.S. (Industrial Engineering-Operation Research), Oregon State University, U.S.A.
Other Current Position: Chairman, The Aromatics (Thailand) Public Co., Ltd.
Past Experience: Governor, PTT
Direct or indirect proceeds in any of PTTEP's contracts in 2004: Petroleum Sales Agreement
Training: None





Mr. Nopadon Mantajit

Director, Chairman of the Remuneration Committee and Independent Director

Starting Date of Directorship: September 26, 2001

Education: M.S. (Geology), Manchester University, United Kingdom

Other Current Position: Director-General, Department of Mineral Fuels, Ministry of Energy

Past Experience: Director-General, Department of Mineral Resources (DMR)

Direct or indirect proceeds in any of PTTEP's contracts in 2004: None

Training: None

Mr. Wisudhi Srisuphan

Director

Starting Date of Directorship: June 6, 2002

Education: M.A.A. (Business Economics), Thammasat University

Other Current Position: Director-General, The Treasury Department

Past Experience: Director-General, The Fiscal Policy Office

Direct or indirect proceeds in any of PTTEP's contracts in 2004: Petroleum Sales Agreement

Training: None





Mr. Anucha Sihanatkathakul

Director, Director to the Remuneration Committee, Director to the Nominating Committee, Director to the Cash Management Committee and Independent Director

Starting Date of Directorship: March 31, 1999

Education: MBA (Finance), University of Houston, U.S.A.

Other Current Position:

- Executive Chairman, Syrus Securities Public Co., Ltd.
- Executive Chairman, Focus Engineering and Construction Public Co., Ltd.
- Specialist of the Committee on finance, banking and financial institution, the Senate

Past Experience: President, Syrus Securities Co., Ltd.

Direct or indirect proceeds in any of PTTEP's contracts in 2004: None

Training: Non-Executive Director: Role and Expectation towards CorporateGovernance (May 11, 2004), Board Failure and How to Fix It (September 3, 2004), CEO Performance Evaluation (November 9, 2004)



Mr. Charnchai Musignisakorn

Director, Director to the Audit Committee and Independent Director

Starting Date of Directorship: April 29, 2004

Education: Doctor in Agricultural Economics, Kyoto University, JAPAN

Other Current Position:

- Director and Director to the Audit Committee, Krung Thai Bank Plc.
- Director, Dheves Insurance Plc.

Past Experience: Chairman of Risk Management Committee, Small and Medium Enterprise Development Bank of Thailand

Direct or indirect proceeds in any of PTTEP's contracts in 2004: None

Training: None

General Lertrat Ratanavanich

Director and Independent Director

Starting Date of Directorship: February 24, 2000

Education: MSSM, University of Southern California, U.S.A.; MSCE, Massachusetts Institute of Technology, U.S.A.

Other Current Position: Assistant Commander in Chief, Royal Thai Army

Past Experience: Special Army Expert, Royal Thai Army

Direct or indirect proceeds in any of PTTEP's contracts in 2004: None

Training: Senior Managers in Government (Harvard University) (July-August 2004)





Mr. Pichai Chunhavajira

Director and Director to the Cash Management Committee

Starting Date of Directorship: April 27, 2001

Education: MBA (Finance), Indiana University of Pennsylvania, U.S.A.

Other Current Position: Senior Executive Vice President, Corporate Finance and Accounting, PTT Plc.

Past Experience:

- President, PTT Oil, PTT
- Acting President, PTT International, PTT
- Acting Deputy Governor, Finance, PTT

Direct or indirect proceeds in any of PTTEP's contracts in 2004: Petroleum Sales Agreement

Training: None



Mr. Chulasingh Vasantasingh

Director, Chairman of the Nominating Committee and Independent Director

Starting Date of Directorship: April 30, 1998

Education: MCL., University of Illinois, U.S.A.

Other Current Position:

Past Experience: Inspector-General, The Department of Inspector-General, Office of the Attorney General

Direct or indirect proceeds in any PTTEP's contracts in 2004: None

Training: Director's Independence and Management of Conflict of Interest for Independent Director (August 30, 2004), *Board Failure and How to Fix It (September 3, 2004)*

Mr. Maroot Mrigadat

Director and Secretary

Starting Date of Directorship: October 6, 2003

Education: M.S.(Petroleum Engineering),University of Texas at Austin, U.S.A.

Other Current Position: President, PTTEP

Past Experience:

- Senior Vice President, Business Development Division, PTTEP
- Senior Vice President, Operations Division, PTTEP

Direct or indirect proceeds in any of PTTEP's contracts in 2004: Petroleum Sales Agreement

Training: Director Accredited Program-DAP (April 26, 2004), *Director Certification Program-DCP 46* (June 28-August 25, 2004)



Board of Directors during 2004

Mr. Chakrawut Salyabongh

Director

Starting Date of Directorship: April 27, 2001

Ending Date of Directorship: April 28, 2004

Education: B.A., Sukhothai Thammatirat University

- B.Eng. (Civil), Kasetsat University

Past Experience: Director of the Board, PTT Plc.

- Director of the Board, The Aromatics (Thailand) Public Co., Ltd.
- Chairman, The Industrial Estate Authority of Thailand

Direct or indirect proceeds in any of PTTEP's contracts in 2004: *Petroleum Sales Agreement*

Training: None

PTTEP
EXECUTIVES



Mr. Maroot Mrigadat

Position : President

Age : 52

Education : M.S. (Petroleum Engineering), University of Texas at Austin, U.S.A.

Past Experience :

- Senior Vice President., Business
- Senior Vice President, Operations Division, PTTEP

Mr. Tevin Vongvanich

Position : Senior Vice President, Office of President

Age : 46

Education : M.S. (Petroleum Engineering), University of Houston, Texas, U.S.A.

Past Experience :

- Senior Vice President, Regional Assets Division,
- Senior Vice President, Operations Division, PTTEP





Mr. Suwit Pitrchart

Position : Senior Vice President, Business Development & International

Age : 56

Education : M.Sc. (Criminology), Eastern Kentucky University, U.S.A.

Past Experience :

- Senior Vice President, Business Development
- Acting Senior Vice President, Regional Assets
- Senior Vice President, E&P Investment Division,
- Vice President, Business Services Division, PTTEP



Mr. Poawpadet Vorabutr

Position : Vice President, Thai Offshore Assets

Age : 50

Education : M.S. (Petroleum Engineering), University of Southern California, U.S.A.

Past Experience :

- Vice President, Strategy & Capability Development Division,
- Vice President, Office of President, PTTEP

Mr. Somkiet Janmaha

Position : Vice President, Geosciences

Age : 50

Education : M.S. (Geophysics), Stanford University, U.S.A.

Past Experience :

- Vice President, Strategy & Capability Development
- Vice President, E&P Investment Division,
- Vice President, Geosciences Division, PTTEP





Mr. Asdakorn Limpiti

Position : Vice President, Strategy & Capability Development

Age : 50

Education : M.S.E. (Chemical Engineering), University of Michigan, U.S.A.

Past Experience :

- Vice President, Bongkot Asset
- Acting Manager, JDA Asset
- Assistant Vice President, Strategy & Capability Development Division,
- General Manager, CPOC



Mr. Chatchawal Eimsiri

Position : Vice President, Finance and Accounting

Age : 45

Education : M.Sc. (Operation Research), London School of Economics and Political Science, University of London, United Kingdom

Past Experience : Senior Manager, Finance, PTTEP

Mr. Somporn Vongvuthipornchai

Position : Vice President Production Development

Age : 46

Education : Ph.D. (Petroleum Engineering), University of Tulsa, U.S.A.

Past Experience :

- Vice President, Geosciences
- Vice President, Strategy & Capability Development Division,
- Assistant Vice President, New Ventures 1, PTTEP





Mr. Nipit Isarankura

Position : Vice President, Operations Support

Age : 46

Education : B.S. (Petroleum Engineering) and B.S. (Mechanical Engineering), Texas A&M University, U.S.A.

Past Experience :

- Vice President, Business Services
- Acting Manager, Operations Support Department
- Senior Manager, Strategic Planning,
- Senior Manager, Office of President, PTTEP



Mr. Suppamas Prachakvej

Position : Vice President, Myanmar Assets

Age : 55

Education : Ph.D. (Engineering), University of Missouri

Past Experience :

- Vice President, Production Development
- Senior Manager, Production Development, PTTEP

Mr. Prisdapunt Pojanapreecha



Position : Vice President, Regional Assets

Age : 52

Education : B.S. (Geology), Chiangmai University and Post Graduate Diploma (Petroleum Exploration), University of Trondheim

Past Experience :

- Vice President, Human Resources
- Senior Manager, Health Safety & Environment, PTTEP



Mr. Luechai Wongsirasawad

Position : Vice President, Human Resources & Business Service

Age : 49

Education : B.Eng. (Electrical Engineering), Chulalongkorn University

Past Experience :

- Vice President, Greater S1 Assets
- Managing Director, External Affairs Manager, Thai Shell Exploration and Production Co., Ltd.

CORPORATE
AND MANAGEMENT STRUCTURE



1. Nature of Business

Founded in June 1985, PTTEP was established in accordance with the Thai Cabinet's resolution to strengthen Thailand's energy stability as well as to minimize costly petroleum imports. Accordingly, the Government authorized the Petroleum Authority of Thailand to establish PTT Exploration and Production Company Limited or PTTEP, with its goal to explore, develop, and utilize Thailand's petroleum reserves to maximize the Country's benefit from it's energy resources.

With the remarkable expansion of PTTEP business operations both domestically and internationally, the Company resolved to reduce the State's administration and funding burden. In 1992, therefore, PTTEP mobilized significant additional funding by registering as a public company. At present, PTT exploration and Production Public Company Limited has a registered capital of Baht 3,322 million. The Company's major shareholder is PTT Public Co., Ltd.

Besides its core business of Petroleum exploration and production, PTTEP has extended its investments into strategic downstream projects and, as a proactive response to the government's liberalization policy towards natural gas producers. PTTEP has also entered the power generation sector to enhance and sustain its core business.

PTTEP Shareholding Structure



PTT Exploration and Production Public Company Limited or (PTTEP)
100%
PTTEP International Limited (PTTEPI)
75%
25%
PTTEP Offshore Investment Company Limited (PTTEPO)
51%
PTTEP Siam Limited (PTTEPS)
49%
100%
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)
100%
PTTEP Southwest Vietnam Company Limited (PTTEP SV)
100%
PTTEP Hoan-Vu Company Limited (PTTEP HV)
25%
Hoang Vu Joint Operating
100%
PTTEP Hoang-Long Company Limited (PTTEP HL)
28.5%
Hoang Long Joint Operating
100%
PTTEP Middle East Company Limited (PTTEP ME)
49%
PTTEP (Thailand) Limited (PTTEPT)
51%
100%
PTTEP Algeria Company Limited (PTTEP AG)
75%
PTTEP Services Limited
25%
40%
New Links Energy Resources Limited (New Links)
34.20%
Medco Energy International Tbk (Medco)
(PTTEPI indirect investment)
25.5%
Moattama Gas Transportation Company (MGTC)
19.31784%
Taninthayi Pipeline Company LLC (TPC)
50%
Carigali-PTTEPI Operating Company Sendirian Berhad (CPOC)
26%
Thaioil Power Company Limited or TOP
14.56%
Independent Power (Thailand) Co., Ltd. (IPT)
(PTTEPI indirect investment)
50%
Energy Complex Co.,Ltd.

PTTEP Information

PTT Exploration and Production Public Company Limited or PTTEP

Head Office 555 PTTEP Office Building, Vibhavadi-Rangsit Rd., Bangkok 10900 Thailand

Tel. 66 (0) 2537-4000 **Fax** 66 (0) 2537-4444

Web site www.pttep.com

Type of Business Petroleum exploration and production and investment in related business

Register Number Bor Mor Jor. 53

Number of Issued Shares 664,400,000 Shares, Baht 5 per Share

Registered Capital Baht 3,322,000,000

Paid up Capital Baht 3,266,662,000 or 653,332,400 Shares

2. Juristic Persons of which the Company's Shareholding exceeded 10%

	Company Name	Location	Type of Business	Percent of Interest	Number of Issued Shares	Number of Share Owned
1.	**PTTEP International Limited or PTTEPI**	555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 25374000 Fax 66 (0) 25374444 2 Sei-Myaung Yeiktha Lane, 8 1/2 Mile, Mayangon Township, Yangon, Union of Myanmar	Petroleum exploration and production, investment in petroleum business	PTTEP holds 100 %	2,000,000,000 ordinary shares, Baht 10 per share	PTTEP holds 2,000,000,000 ordinary shares
2.	**PTTEP Offshore Investment Company Limited or PTTEPO**	The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Second Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman **Mailing Address** 555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 25374000 Fax 66 (0) 25374444	Petroleum exploration and production, investment in petroleum business	PTTEP holds 75 %	6,667 ordinary shares, USD 1 per share	PTTEP holds 50,000 ordinary shares
3.	**PTTEP Kim Long Vietnam Company Limited or PTTEP KV**	The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman **Mailing Address** 555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 25374000 Fax 66 (0) 25374444	Petroleum exploration and production, investment in petroleum business	PTTEP holds 100 %	50,000 ordinary shares, USD 1 per share	PTTEP holds 50,000 ordinary shares
4.	**PTTEP Southwest Vietnam Company Limited or PTTEP SV**	The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman **Mailing Address** 555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 25374000 Fax 66 (0) 25374444	Petroleum exploration and production, investment in petroleum business	PTTEP holds 100 %	50,000 ordinary shares, USD 1 per share	PTTEP holds 50,000 ordinary shares
5.	**PTTEP Hoan-Vu Company Limited or PTTEP HV**	The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman **Mailing Address** 555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 25374000 Fax 66 (0) 25374444	Petroleum exploration and production, investment in petroleum business	PTTEP holds 100 %	50,000 ordinary shares, USD 1 per share	PTTEP holds 50,000 ordinary shares

	Company Name	Location	Type of Business	Percent of Interest	Number of Issued Shares	Number of Share Owned
6.	***PTTEP Hoang-Long Company Limited or PTTEP HL***	The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman **Mailing Address** 555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 25374000 Fax 66 (0) 25374444	Petroleum exploration and production, investment in petroleum business	PTTEP holds 100 %	50,000 ordinary shares, USD 1 per share	PTTEP holds 50,000 ordinary shares
7.	**PTTEP Middle East Company Limited or PTTEP ME**	Room No. 13, Al Medinat Plaza, Bashair Street, Medinat Al Sultan Qaboos, Muscat, P.O. Box 163, P.C. 133 Al Khuwair, Muscat Oman **Mailing Address** 555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 25374000 Fax 66 (0) 25374444	Petroleum exploration and production, investment in petroleum business	PTTEP holds 100 %	50,000 ordinary shares, USD 1 per share	PTTEP holds 50,000 ordinary shares
8.	**PTTEP Algeria Company Limited or PTTEP AG**	The Office of the Bank of Nova Scotia Trust Company (Cayman) Limited, P.O.Box 501, Third Floor, The Bank of Nova Scotia Building, Georgetown, Grand Cayman **Mailing Address** 555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 25374000 Fax 66 (0) 25374444	Petroleum exploration and production, investment in petroleum business	PTTEP holds 100 %	50,000 ordinary shares, USD 1 per share	PTTEP holds 50,000 ordinary shares
9.	**PTTEP (Thailand) Limited or PTTEPT**	555 PTTEP Office Building, Vibhavadi Rangsit Rd., Tel. 66 (0) 2537-4000 Fax 66 (0) 2537-4444	Petroleum exploration and production, investment in petroleum business	PTTEP holds 51% and PTTEP ME 49%	10,000,000 ordinary shares, Baht 10 per share	PTTEPI holds 5,099,995 ordinary shares. PTTEP ME owns 4,900,000 ordinary shares
10.	**PTTEP Siam Limited or PTTEPS**	10 Soonthornkosa Road, Klong Toey, Bangkok 10110, Thailand Tel. 66 (0) 2249-0483 Fax 66 (0) 2249-0489	Petroleum Exploration and Production, investment in petroleum business	PTTEP holds 49% and PTTEPO 51%	1,000,000 ordinary shares, Baht 100 per share	PTTEP holds 489,998 ordinary shares, PTTEPO holds 509,997 ordinary shares
11.	***PTTEP Services Limited or PTTEP Services***	555 PTTEP Office Building, Vibhavadi Rangsit Rd., Tel. 66 (0) 2537-4000 Fax 66 (0) 2537-4444 and Production business	Provide advisory services for Petroleum Exploration	PTTEP holds 25% and PTTEPT holds 75%	100,000 ordinary shares, Baht 10 per share	PTTEP holds 75,000 ordinary shares. PTTEPT owns 24,993 ordinary shares

	Company Name	Location	Type of Business	Percent of Interest	Number of Issued Shares	Number of Share Owned
12.	**Energy Complex Company Limited**	**Mailing Address** 555 PTTEP Office Building, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. 66 (0) 2537-4000 Fax 66 (0) 2537-4444	Operate the construction of Energy Complex	PTTEP holds 50 %	100,000 ordinary shares, Baht 10 per share	PTTEP holds 50,000 ordinary shares
13.	**New Links Energy Resources Limited or New Links**	3rd Floor Cerne House, La Chausse Port Louis, Republic of Mauritius Tel. (230) 2120223 Fax (230) 2088002	Investment especially in petroleum business via its subsidiaries	PTTEP holds 40%	1,000 ordinary shares, US$0.01 per share	PTTEPO holds 400 ordinary shares
14.	**Moattama Gas Transportation Company or MGTC**	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda C/O Clarendon House, Church Street, Hamilton HM CX, Bermuda Tel. (951) 650977 Fax (951) 650478	Gas pipeline Transportation in Union of Myanmar	PTTEP holds 25.50%	1,000,000 ordinary shares, USD 0.03 per share	PTTEPO holds 255,000 ordinary shares
15.	**Taninthayi Pipeline Company LLC or TPC**	The Offices Maples and Calder, Attorney-at-Law, Ugland House, P.O. Box, Grand Cayman **Mailing Address** 16 Shwetaung Kyar, Bahan 11201, Yangon, Union of Myanmar Tel. (951) 526411-14, 525704 Fax (951) 525698, 525684	Gas pipeline Transportation in Union of Myanmar	PTTEP holds 19.31784%	100,000 ordinary shares, USD 1 per share	PTTEPO holds 19.31784 ordinary shares
16.	**Carigali – PTTEPI Operating Company Sdn.Bhd. or CPOC**	Mezzanine Floor, (East Wing), Rohas Perkasa, No.8, Jalan Perak, 50450 Kuala Lumpur, Malaysia Tel. (603) 21630053 Fax (603) 21630142	Operation in JDA Project	PTTEP holds 50%	100,000 ordinary shares, MR (Malaysia Ringitt) 1 per share	PTTEPI holds 50,000 ordinary shares
17.	**Thaioil Power Company Limited or TOP**	123 Suntowers Building B, 12th Floor, Vibhavadi Rangsit Rd., Bangkok 10900 Thailand Tel. (662) 6178300 Fax (662) 6178299	Power Generation and Sale	PTTEP holds 26%	281,000,000 ordinary shares, 10 baht per share	PTTEPI holds 73,060,000 ordinary shares

Share Registrar

Name	Thailand Securities Depository Company Limited
Location	SET Bldg. 4, 6-7 floor, 62 Ratchadapisek Rd.
	Klongtoey, Bangkok 10110, Thailand
Tel.	66 (0) 2229-2800
Fax	66 (0) 2359-1262-63

Debenture Registrar

1) Debenture Baht 2,500 million

Name	Thai Military Bank Public Company Limited
Location	393 Silom Road, Bangrak, Bangkok 10500
Tel.	66 (0) 2230-5575 66 (0) 2230-5000
Fax	66 (0) 20-2236-7939

2) Yankee Bond US$ 200,000,000

Name	The Bank of New York
Location	One Temasek Avenue, #02-01 Millenia Tower, Singapore 039192
Tel.	(65) 6432-0286
Fax.	(65) 6883-0338

3) Samurai Bond 23,000,000,000 Yen

Name	Sumitomo Mitsui Banking Corporation
Location	Yusen-Odenmacho Building,
	13-6, Kodenma-cho, Nihonbashi, Chuo-ku, Tokyo 103-0001, Japan
Tel.	81-3-5640-6634
Fax.	81-3-5695-5202

Auditor

Name	**Office of the Auditor General of Thailand**
Location	Rama VI Rd., Phayathai, Bangkok 10400, Thailand
Tel.	66 (0) 2618 5803
Fax	66 (0) 2618 5807

Legal Consultant

Name	Herbert Smith (Thailand) Limited
Address	1401 Abdulrahim Place
	990 Rama IV, Bangkok 10500, Thailand
Tel.	66 (0) 2657-3888
Fax	66 (0) 2636-0657

Other Advisor

1)	**Name**	Ms. Sukon Kanchanalai
		Advisor to the Board of Director on Accounting & Commercial Issues
	Address	188 Soi 16 South Tesbanimit Rd., Prachanivej I, Chatuchak District,
		Bangkok 10900, Thailand
	Tel.	66 (0) 2589-5566
	Fax	66 (0) 2537-4444

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2)	**Name**	Dr.Tongchat Hongladaromp
		Advisor on Management Issues
	Address	8/48 Sukhumvit 23 Prasarnmitr Condominium
		North Klongtoey Sub-District, Watana District, Bangkok 10110
	Tel.	66 (0) 2589-5566
	Fax	66 (0) 2537-4444

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3)	**Name**	19 NOV .95 Co., Ltd.
		Advisor on Petroleum Exploration and Development Issues in the Gulf of Thailand and Myanmar M3&M4 Project
	Address	708 Sriyan Soi 1 Nakornchaisri Rd., Bangkok 10300
	Tel:	66 (0) 2243 3674 66 (0) 2243 3644
		66 (0) 2669 0880
	Fax:	66 (0) 2243 3674

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4)	**Name**	YBhg Dato' Mohamad Idris bin Mansor
		Advisor on International Exploration and Development Issues
	Address	33 Jalan Firus 7/7, Section 7 40000 Shah Alam, Selangor, Malaysia
	Tel:	+603-55107736
	Fax:	+603-55107431

Shareholders

Top 10 major shareholders of the Company as of April 8, 2004. *(the date which the Company closed shares registration book for the right to attend 2004 General Shareholders' meeting on April 28, 2004)*

Ranking	Shareholders	Amount	% of a total shares
1.	PTT Public Company Limited *	418,260,500	64.11
2.	HSBC (Singapore) Nominees PTE Ltd	14,224,296	2.18
3.	State Street Bank and Trust Company	14,137,642	2.17
4.	The Bank of New York (Nominees) Limited	12,326,815	1.89
5.	State Street Bank and Trust Company for London	10,865,671	1.67
6.	Chase Nominees Limited 1	10,369,800	1.59
7.	Littledown Nominees Limited 5	6,556,100	1.00
8.	Boston Safe Deposit and Trust Company	6,253,068	0.96
9.	Thai NVDR Company Limited	5,421,545	0.83
10.	State Street Bank and Trust Company for Australia	5,240,100	0.80

* At December 31, 2004 PTT held 431,086,100 shares in PTTEP, or 65.98% .

Note:

At December 31, 2004, PTTEP's registered paid-up shares numbered 653,332,400, which increased from 652,440,800 shares as of the date of closing of shares registration book (April 8, 2004). This was due to the exercise of warrants to purchase the Company's common shares by employees in 2004 .

3. Management

3.1 Management Structure

3.1.1 Committees: Board of Directors and Sub-Committes

PTTEP is governed by the PTTEP Board of Directors and 4 sub-committees: the Audit Committee, the Remuneration Committee, the Nominating Committee and the Cash Management Committee.

(1) The PTTEP Board of Directors has the authority and the responsibility: for providing the Company with directions on its Corporate Governance of PTTEP, policy, strategic plan, vision, and annual budget for its operational plans; for appointing / replacing PTTEP Management and for monitoring and following up on Company performance, except for the following cases, which are to be approved by a Shareholders' Meeting with a total number of votes not less than three-quarters of the total number of votes cast by the shareholders present and entitled to vote :

(a) Sale or transfer of the whole or important parts of any PTTEP business to other entities

(b) Purchase or acquisition of the business of other companies or private companies by PTTEP

(c) Creation, amendment or termination of any contracts with respect to the granting of a lease of the whole or important parts of any PTTEP business, the assignment to any other person(s) to manage the Company or the merging of the Company with any other entity to share profit and loss

(d) Amendment of the Memorandum or Articles of Association

(e) Increase or reduction of registered capital, debentures issuance, company amalgamation and company dissolution

(f) In case PTTEP or its subsidiaries decide to enter into a transaction which is a connected transaction, or a transaction concerning the acquisition or disposition of material assets of PTTEP or its subsidiaries, as defined in the Notification of the Securities Exchange of Thailand which is applied to a connected transaction of a listed company, as the case may be. In the event that such a Notification requires PTTEP as a listed company to undertake and process the Notification, PTTEP shall follow such rules and procedures in accordance with such Notification.

(2) The PTTEP Board of Directors is composed of 15 directors as per details of present and former directors in Year 2003, on page 62-67

(3) The Directors conducted a board performance assessment and rated themselves by the score of 4.42 or at a very good level, comparing to the score of year 2003 at 4.10. Score for each category are as follows:

List	04 : Important*	04 : Performance*	04 : Important*	04 : Performance*
1. Strategy	4.66	4.26	4.63	4.22
2. Accountability	4.65	4.46	4.63	4.41
3. Monitoring and Supervision	4.63	4.30	4.23	3.83
4. Policy	4.63	4.35	4.53	4.15
5. Remuneration	4.58	4.58	4.56	4.49
6. Meeting	4.57	4.45	3.85	3.73
7. Training & Development	4.54	4.46	4.17	3.56
8. Teamwork	4.50	4.45	4.47	4.267
9. Board Structure	4.47	4.47	4.46	4.24
	4.64	**4.42**	**4.39**	**4.10**

3 = Important / good, 4 = very important / very good, 5 = most important /excellent

(4) Directors' changes in number of shares holding and Board Meeting attendance of Year 2004 are as follows:

Number of shares

Directors		As of Dec.31,2003		Differentiation of Number of shares	Number of PTTEP Warrants	Total Remuneration $	Attendance/ No. of Meeting Arranged
		2002	2003				
1.Mr.Manu	Leopairote	-	-	-	-	2,174,692.62	13/13
2.Mr.Prasit	Koviaikool	-	1,800	1,800	3,500	1,939,754.10	13/13
3.Mr.Cherdpong	Siriwit	-	-	-	-	1,689,754.10	11/13
4.Mr.Vudhibhandhu	Vichairatana	-	-	-	-	1,423,565.57	9/13
5.Mr.Chitrapongse	Kwangsukstith	12,200	29,000	16,800	41,200	1,714,754.10	12/13
6.Mr.Prasert	Bunsumpun	1,700	3,500	1,800	3,500	1,839,754.10	12/13
7.Mr.Pala	Sookawesh	1,700	3,500	1,800	3,500	1,714,754.10	12/13
8.Mr.Nopadon	Mantajit	-	-	-	-	1,783,504.10	11/13
9.Mr.Wisudhi	Sriduphan	-	-	-	-	1,689,754.10	11/13
10.Mr.Anucha	Sihanatkathakul	1,700	3,500	1,800	3,500	1,839,754.10	12/13
11.Mr.Charchai	Musuknisakorn*	-	-	-	-	1,254,367.84	9/9
12.General Lertrat	Ratanavanich	-	-	-	-	1,764,754.10	12/13
13.Mr.Pichai	Chunhavajira	-	1,800	1,800	3,500	1,336,065.57	8/13
14.Mr.Chulasingh	Vasantasingh	-	-	-	-	1,796,004.10	12/13
15.Mr.Maroot	Mrigadat	5,500	14,200	8,500	61,600	1,739,754.10	13/13
Ex-director in 2004							
Mr.Chakrawut	Salyabong #	1,700	-	1,700	3,500	560,386.26	4/4

$ Retainer Fee, Meeting Fee and Bonus in 2004(Paid in 2005)

* Assumed Directorship on April 29, 2004

Resigned Directorship on April 28,2004

(5) The Audit Committee has the following responsibilities:

(a) To review and audit the Company's financial report, so as to ensure that it is correct and sufficient, with the Company's auditor also to attend the quarterly meeting.

(b) To review and audit the Company's operations to ensure that they are in compliance with the Securities and Exchange Acts, Regulations of the Stock Exchange of Thailand, and any other relevant laws.

(c) To consider PTTEP's information disclosure on matters related to connected transactions or conflict-of-interest transactions to ensure that they are correct and sufficient.

(d) To review the internal control and internal audit systems to ensure that they are appropriate and effective, and, by coordinating with the external auditors, ensure that the audit report, the audit method, and the audit report evaluation are of the required standard.

(e) To consider, select and propose the appointment of PTTEP's external auditors, including their fees.

(f) To assess PTTEP's major risks and provide suggestions to minimize such risks

(g) To approve the appointment, rotation, performance appraisal and reward / punishment for the head of the department responsible for auditing

(h) To consider the audit plan

(i) To consider the budget and manpower of the audit unit

(j) To evaluate the Audit Committee's performance on corporate governance and disclose this evaluation in the annual report

(k) To ensure that the Chairman of the Audit Committee, or a Director to the Audit Committee, attends the Shareholders' meetings to clarify any matters pertaining to the Audit Committee or the appointment of the external auditors

(l) To review the Audit Committee Charter for revision (if necessary) annually

(m) To assume any other responsibilities as assigned by the Board of Directors as well as to appoint the Chief of the Internal Audit or Senior Manager, Corporate Secretary Office to be Secretary of the Audit Committee

The Audit Committee comprises three Directors:

- Mr. Nopadon Mantajit — Chairman of the Audit Committee
- Mr. Prasit Kovilaikool — Member of the Audit Committee
- Mr. Charnchai Musiknisakorn — Member of the Audit Committee

* The new Audit Committee members were appointed to substitute those who were due to resign because of term completion.

The ex-Audit Committee comprises

- Mr. Vudhibhandhu Vichairatana — Chairman of the Audit Committee
- General Lertrat Ratanavanich — Member of the Audit Committee
- Mr. Chulasingh Vasantasingh — Member of the Audit Committee

(6) The Remuneration Committee has the following responsibilities:

(a) To evaluate the performance of the Board of Directors, the Sub-Committee, and the President according to each year's performance agreement.

(b) To recommend guidelines in determining the remuneration package of the Board of Directors and Sub-Committee, including meeting fees, bonus and other fringe benefits both in monetary and non-monetary terms. The remuneration principles are established fairly and decently in order to be presentable at Shareholders' Meetings.

(c) To recommend guidelines in determining the remuneration package of President, including salary, bonus and other fringe benefits both in monetary and non-monetary terms and recommend the remuneration structure of Executives. The remuneration principles are established fairly and decently in order to be presentable at the Board of Directors' Meetings.

(d) To review the remuneration package of the Directors, Sub-Committee, President and the remuneration structure of Executives according to work performance, the company's performance, the established guidelines of the industry and leading listed companies in the Stock Exchange of Thailand, as well as related to the scope of duties and responsibilities.

(e) To perform any other scope of duties and responsibilities assigned by the Board.

The Remuneration Committee comprises three Directors

- Mr. Prasit Kovilaikool: Chairman of the Remuneration Committee
- Mr. Prasert Bunsumpun: Director of the Remuneration Committee
- Mr. Anucha Sihanatkathakul: Director of the Remuneration Committee

(7) The Nominating Committee has the following responsibilities:

(a) To formulate a transparent and standard process of Directors or President selection.

(b) To select appropriate candidates to be appointed as new Directors or President and to propose nominations to the Shareholders' Meeting or the Board of Directors' Meeting, depending on the case, for further consideration

(c) To prepare lists of possible nominees for Directors or President in advance and/or when there is a Director or President vacancy

(d) To perform other duties relevant to the selection of Directors or President as may be assigned by the Board

The Nominating Committee comprises three Directors

- Mr. Chulasingh Vasantasingh: Chairman of the Nominating Committee
- Mr. Prasert Bunsumpun: Director of the Nominating Committee
- Mr. Anucha Sihanatkathakul: Director of the Nominating Committee

(8) The Cash Management Committee has the responsibility for managing cash and report to the Board of Directors.

The Cash Management Committee comprises three directors

- Mr. Pichai Chunhavajira: Director
- Mr. Anucha Sihanatkathakul: Director
- Mr. Maroot Mrigadat: Director

3.1.2 Senior Manager, Corporate Secretary:

Mr. Theerasak Tancharoenlarp

3.1.3 Details of management and their PTTEP shareholding in Year 2004 are on page 110.

3.2 Nomination of the Board of Directors and the Management

3.2.1 Nomination of Directors

When there is a Directors or President vacancy, the Nominating Committee will select appropriate candidates to become Directors or President by collecting a list of recommended nominees from PTT, the major shareholders, and to put forward nominations to the Shareholders' Meeting or the Board of

Directors' Meeting, depending on the case, for further consideration. If a vacancy occurs because of the completion of the directorship term, the proposal will be submitted at the Shareholders' meeting for approval. Meeting approval requires that the majority of the shareholders who have assembled at the meeting vote for the proposal. In case the vacancy occurs because of a director resignation, or any other reason other than completing the term of directorship, the proposal will be submitted at the PTTEP Board of Directors' meeting. Board approval requires a three-fourths vote by the directors.

3.2.2 Nomination of Executives

The PTTEP President is authorized to select and appoint any person(s) with knowledge, capabilities and experience in PTTEP business to management level. This selection process is in compliance with PTTEP Personnel Administration Regulations. In case there is a need to select a person who is not in PTTEP, an interview of the candidate must be conducted by the Interview Committee. Thereafter, the appointment must be reported at the Board of Directors' meeting. Additionally, any appointment of internal audit department management requires prior approval from the Audit Committee.

Remuneration of the Board of Directors and Management

Directors' Remuneration

Remuneration	2003		2004[3]	
	No.of Persons	Total Amount (Baht)	No.of Persons	Total Amount (Baht)
Meeting Fee	16	7,261,774	16	9,818,750
Bonus		12,204,691(1)		16,442,622.95(2)
Other remuneration		-		-
Total		**19,466,465**		**26,261,372.95**

(1) This include 2002 bonus of Baht 826,517

(2) This include 2004 bonus to be paid in year 2548

(3) See details of each director on page 62-67

Executives' Remuneration	2003		2004 [3]	
	No.of Mgmt.	Total Amount (Baht)	No.of Mgmt.	Total Amount (Baht)
Salary	12	38,499,452.34	12	42,286,190.00
Bonus		15,242,450.00		14,292,730.00
Other remuneration*		5,554,297.77		6,037,736.00
Total		**59,296,200.11**		**62,616,656.00**

* Provident Fund

Please refer to warrants of the ESOP program on page 85.

During 2002-2004 the company offered warrants for purchase the Company's common shares the directors (only in year 2002), management and employees with approval from the General Shareholder Meeting to create a sense of belonging among management and employees and to compensate and reward management and employees who dedicated their time and effort to the success of the Company. Details are as follows:

Year	No. of warrant (Unit)	Exercise Ratio (unit of warrant : unit of share)	Exercise Price (Baht)**
2002*	2,000,000	1:1	111
2003	2,000,000	1:1	117
2004	2,800,000	1:1	183

* PTTEP transferred the warrants to purchase the Company's common shares, allotted in 2002 for 6 directors who are government officials, to the Ministry of Finance. For 2003-2004 PTTEP did not offer any extra warrants to the directors, only the management and employees received offers.

** Exercise Price Calculation

Year 2002 : Market price calculated by using the average closing price of Company's shares 20 working days prior to the date of which the warrant's issuance and offering date is determined.

Year 2003 : Calculated by using the average closing price of Company's shares from the first working day following the period which was used for calculating the exercise price of the 2002 ESOP Program, up to the working day prior to the date from which the Company determines that the new shareholders have no right to receive the 2002 dividend payment, or Ex-dividend (XD) date and minus the 2002 dividend per share.

Year 2004 : Calculated by using the average closing price of Company's shares from the date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment, up to the working day prior to the date from which the Company determines that the new shareholders have no right to receive the 2003 dividend payment, or Ex-dividend (XD) date and minus the 2003 dividend per share.

Management holding shares in the Company

Name List		Number of Shares as of 31 December		Differentiation of Number of shares	Number of PTTEP Warrants
		2545/2002	2546/2003		
		2546	2547		
1. Mr. Maroot	Mrigadat	5,500	14,000	8,500	61,600
2. Mr. Tevin	Vongvanich	10,900	12,400	1,500	55,000
3. Mr. Suwit	Pitrchart	9,000	3,400	(5,600)	79,200
4. Mr. Somkiet	Janmaha	8,300	17,300	9,000	43,400
5. Mr. Asdakorn	Limpiti	18,300	25,300	7,000	43,400
6. Mr. Poawpadet	Vorabutr	-	500	-	22,900
7. Mr. Chatchawal	Eimsiri	-	-	-	43,400
8. Mr. Somporn	Vongvuthipornchai	5,600	14,600	9,000	43,400
9. Mr. Nipit	Isarankura	4,700	2,900	(1,800)	52,400
10. Mr. Prisdapunt	Pojanapreecha	43,400	47,300	3,900	37,800
11. Mr. Suppamas	Prachakvej	3,400	2,600	(800)	37,800
12. Mr. Luechai	Wongsirasawad	-	-	-	20,500
13. Mr. Anutra	Bunnag	1,100	-	(1,100)	17,800
14. Mrs. Sirirat	Sararattanakul	4,100	4,000	100	15,200
15. Mr. Chaiyaphon	Chirakorn	-	3,400	-	11,100

4. Inside Information Handling

The Corporate Governance of PTTEP clearly stipulates policies on Confidential Information and on Securities Exchange. The handling of all inside information must be restricted to the scope of one's responsibilities only, and measures are in place to dissuade particular individuals from making any transaction of PTTEP shares during periods in which PTTEP is about to disclose information to the Stock Exchange of Thailand, such as reports on the Company's annual and quarterly financial statements and the acquisition of assets. Directors and management, including secondees of high positions and staff involved in the preparation of these reports and other inside information, are instructed not to involve themselves in any transaction of PTTEP shares, and personnel at all levels are encouraged to become long-term shareholders for at least three months from the latest buying or selling of PTTEP shares. In year 2004, PTTEP announced 4 restricted periods: during the periods of the announcement of the 2003 year end financial statement, at the beginning of 2004, and the first, second and third quarter financial statements.

5 Internal Control

The Audit Committee has the responsibilities to review the internal control system of the company for sufficiency and efficiency by assigning the internal audit department to evaluate and report directly the company's operating performance.

The internal audit department has reviewed and evaluated the internal control system of the company both in entity wide evaluation and activity level evaluation based on the five components (COSO) and also follow up the risk management and coping solution plan to mitigate company risks according to Audit Commissioners's regulation.

During the Board of Directors Meeting No.1/2548/231 on January 28, 2005, which the Audit Committee members also attended, the internal control system has been assessed based on the five components. It was concluded that PTTEP and its subsidiaries have appropriately maintained an adequate internal control system and improved control measurements related to all events for efficiency which provides reasonable assurance regarding the achievement of objectives and in compliance with all relevant laws and regulations.





In addition, in their opinion of PTTEP 2004 financial statements, the Office of the Auditor General, which is the independent and external auditor of the company, has not expressed any significant weaknesses of the internal control system which may have an impact or cause disruption on business operations.

6. Dividend Policy

It is the policy of the Company's Board of Directors to recommend to the shareholders an annual dividend of not less than 30% of net income. Interim dividend may also be considered from time to time. The Company has no dividend policies for its subsidiaries.

7. Auditor

PTTEP has appointed Office of the Auditor General, as the external auditor of the Company and subsidiaries. The appointment has been approved by the Office of Securities and Exchange Commission and has also been approved by the annual General Shareholders' meeting. In 2004 the Company and subsidiaries agreed to pay audit fee 2.6 million Baht of which PTTEP fee was Baht 900,000 and non-audited fee Baht 0.26 million.

OF BOARD OF DIRECTORS' RESPONSIBILITIES

The financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries being consolidated have been prepared in accordance with Generally Accepted Accounting Principles in Thailand under the Accounting Act B.E. 2543, being those Accounting Standards in Thailand endorsed under Accounting Professions Act B.E. 2547, and in compliance with notification of Department of Commercial Registration dated September 14, 2001 issued under the third paragraph of section 11 of Accounting Act B.E. 2543.

The Company's Board of Directors are responsible for the integrity and objectivity of the financial statements of PTT Exploration and production Public Company Limited and its subsidiaries in providing reasonable assurance that the financial statements present fairly financial position, results of operation, cash flows, the books and records of the Company accurately reflect all transaction, the Company's assets are properly safeguarded, including the control systems designed to protect against fraud and irregularity transaction. The financial statements have been prepared with the chosen accounting policy deemed appropriate and applied on the consistency basis in accordance with generally accepted accounting principles, and significant information has been adequately disclosed in note to financial statements, in which the independent auditor express an opinion on the financial statements of PTT Exploration and production Public Company Limited and its subsidiaries in the auditor's report.

(Manu Leopairote)
Chairman

(Maroot Mrigadat)
President

22 February 2005

REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has audited the accompanying consolidated balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries and the balance sheets of PTT Exploration and Production Public Company Limited as at December 31, 2004 and 2003, and the related consolidated and the Company's statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. The responsibility of the Office of the Auditor General of Thailand is to express an opinion on these financial statements based on the audits and other auditors' reports. The financial statements of the joint venture projects which are jointly invested between the Company and other companies, and between the subsidiaries or associated companies and other companies were audited by other auditors. The Office of the Auditor General of Thailand received the other auditors' reports and used them as a basis in auditing and expressing an opinion on the consolidated and the Company's financial statements. Assets, liabilities and expenses of the joint venture projects included in the consolidated financial statements for the year 2004 constitute 70.95%, 6.94% and 14.32% of the consolidated totals, and for the year 2003 constitute 53.93%, 3.36% and 14.51% respectively, and included in the Company's financial statement for the year 2004 constitute 63.48%, 8.86% and 11.30% of the Company totals, and for the year 2003 constitute 66.03%, 5.27% and 20.15% respectively.

The Office of the Auditor General of Thailand conducted the audits in accordance with generally accepted auditing standards. Those standards require that the Office of the Auditor General of Thailand plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The Office of the Auditor General of Thailand believes that the audits together with other auditors' reports as above-mentioned provide a reasonable basis for the opinion.

In the opinion of the Office of the Auditor General of Thailand, based on the audit and other auditors' reports, the consolidated and the Company's financial statements referred to above present fairly, in all material respects, the financial position of PTT Exploration and Production Public Company Limited and its subsidiaries and of PTT Exploration and Production Public Company Limited as at December 31, 2004 and 2003, and the results of operations, the changes in shareholders' equity and the cash flows for the years then ended in accordance with generally accepted accounting principles.

Satja Sasanavin

(Satja Sasanavin)

Deputy Auditor General

For Auditor General

Suchitra Sommanus

(Suchitra Sommanus)

Director of Audit Office

PTT Exploration and Production Public Company Limited and Its Subsidaries

For the Years Ended December 31, 2004 and 2003

Unit : Baht		Consolidated		The Company	
		2004		2004	
Assets					
Current Assets					
Cash and cash equivalents	5	23,778,245,260	19,062,620,477	16,529,283,867	10,683,224,628
Short-term investments		5,041,551,262	2,396,129,553	3,676,780,967	2,396,129,553
Trade receivable - parent company	6.1	4,385,849,370	3,665,395,831	2,792,598,210	2,828,070,624
Trade receivables	6.2	522,746,779	394,605,650	68,825,055	42,340,893
Inventories		61,429,855	28,635,319	44,717,242	28,022,029
Materials and supplies-net	7	1,289,521,288	836,879,349	828,603,454	706,741,299
Other current assets :					
Working capital from co-venturers		204,301,741	270,181,519	3,226,524	3,658,533
Other receivables		267,850,233	96,622,258	134,128,227	64,406,734
Accrued interest receivables		28,370,667	10,614,412	15,967,807	7,045,524
Other current assets		578,807,138	435,991,886	228,711,087	269,586,736
Total Current Assets		**36,158,673,593**	**27,197,676,254**	**24,322,842,440**	**17,029,226,553**
Non-current Assets					
Investments accounted for under equity method	8.1	11,367,651,198	11,477,075,279	30,277,459,111	22,792,973,382
Long-term loans to related party	8.3	-	-	1,134,539,566	1,978,978,820
Property, plant and equipment-net	10	63,527,628,122	52,969,631,191	34,360,462,945	33,497,418,673
Intangible assets		336,499,253	296,525,068	295,495,228	290,336,939
Deferred income taxes	11.2	22,286,532	34,655,781	-	-
Other non-current assets					
Prepaid expenses	12	417,227,694	478,886,235	-	-
Deferred of bonds issuing expenses		20,272,106	29,847,627	10,225,289	14,059,772
Other non- current assets	13	94,287,588	91,613,085	10,761,622	7,573,365
Total Non-current Assets		**75,785,852,493**	**65,378,234,266**	**66,088,943,761**	**58,581,340,951**
Total Assets		**111,944,526,086**	**92,575,910,520**	**90,411,786,201**	**75,610,567,504**

Notes to financial statements form an integral part of these financial statements.

(Signed) Maroot Mrigadat

(Maroot Mrigadat)

President

(Signed) *Sirirat Sararattanakul*

(Sirirat Sararattanakul)

Manager, Corporate Accounting

Unit : Baht		Consolidated		The Company	
		2004		2004	
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		414,975,504	400,080,065	96,264,427	131,883,719
Working capital to co-venturers		246,551,349	86,247,614	120,629,381	60,864,383
Accrued expenses		3,960,797,227	2,242,930,981	2,627,673,051	1,836,486,105
Accrued interest payable		353,572,155	356,307,948	204,182,041	204,807,585
Income tax payable		9,636,811,523	5,772,553,434	7,295,652,482	5,478,001,085
Other current liabilities		832,564,417	391,499,784	398,905,664	409,550,397
Total Current Liabilities		**15,445,272,175**	**9,249,619,826**	**10,743,307,046**	**8,121,593,274**
Non-current Liabilities					
Loan from related company	8.4	-	-	118,565,650	-
Bonds	14	17,915,513,295	18,124,925,790	10,076,953,781	10,180,415,126
Deferred income taxes	11.2	10,257,015,755	9,173,455,516	8,518,915,866	8,094,603,229
Other non-current liabilities					
Deferred income	15	5,531,254,433	6,326,237,351	-	-
Provision for decommissioning costs	16	5,229,671,609	3,910,318,062	3,553,686,543	3,422,601,900
Other non-current liabilities		466,855,802	117,220,402	301,414,298	117,220,402
Total Non-current Liabilities		**39,400,310,894**	**37,652,157,121**	**22,569,536,138**	**21,814,840,657**
Total Liabilities		**54,845,583,069**	**46,901,776,947**	**33,312,843,184**	**29,936,433,931**
Shareholders' Equity					
Share capital	18				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
652.4 million ordinary shares of Baht 5 each		-	3,261,990,000	-	3,261,990,000
653.3 million ordinary shares of Baht 5 each		3,266,662,000	-	3,266,662,000	-
Share premium		11,702,886,000	11,601,268,000	11,702,886,000	11,601,268,000
Currency translation differences		(1,154,551,974)	(1,011,023,545)	(1,154,551,974)	(1,011,023,545)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	12,496,000,000	16,900,000,000	12,496,000,000
Unappropriated		26,051,746,991	18,993,699,118	26,051,746,991	18,993,699,118
Total Shareholders' Equity		**57,098,943,017**	**45,674,133,573**	**57,098,943,017**	**45,674,133,573**
Total Liabilities and Shareholders' Equity		**111,944,526,086**	**92,575,910,520**	**90,411,786,201**	**75,610,567,504**

Notes to financial statements form an integral part of these financial statements.

PTT Exploration and Production Public Company Limited and Its Subsidaries

For the Years Ended December 31, 2004 and 2003

Unit : Baht	Notes	Consolidated		The Company	
		2004		2004	
Revenues					
Sales		46,198,629,210	34,037,516,371	31,149,860,917	26,942,324,819
Revenue from pipeline transportation		1,596,135,245	1,089,151,399	-	-
Other revenues					
Gain on foreign exchange	19	112,296,721	869,739,701	146,786,986	1,013,591,800
Interest income		216,808,895	202,390,143	207,865,275	194,715,987
Other revenues	20	83,736,337	64,782,692	29,626,367	29,462,374
Share of profit from investments accounted for under equity method		209,029,119	750,136,837	5,623,021,711	1,839,246,709
Total revenues		**48,416,635,527**	**37,013,717,143**	**37,157,161,256**	**30,019,341,689**
Expenses					
Operating expenses		3,586,581,285	2,389,401,251	1,971,729,799	1,808,404,955
Exploration expenses		401,041,926	2,311,755,940	50,041,802	52,873,658
General administrative expenses		1,954,064,967	1,313,824,468	1,229,759,193	898,178,583
Petroleum royalties		5,667,980,337	4,021,067,082	3,913,313,002	3,367,790,603
Other expenses					
Depreciation, depletion and amortization		8,105,215,365	5,450,068,184	5,563,444,118	4,869,541,216
Director's remuneration		26,261,373	19,466,465	26,261,373	19,466,465
Other expenses		106,448,256	106,963,678	5,277,461	57,180,899
Total expenses		**19,847,593,509**	**15,612,547,068**	**12,759,826,748**	**11,073,436,379**
Income before interest and income taxes		**28,569,042,018**	**21,401,170,075**	**24,397,334,508**	**18,945,905,310**
Interest expenses		1,359,413,539	1,410,995,858	742,003,012	776,003,852
Income taxes	11.1	11,343,605,206	7,961,942,186	7,789,308,223	6,141,669,427
Net income		**15,866,023,273**	**12,028,232,031**	**15,866,023,273**	**12,028,232,031**
Earnings per share	21				
Basic earnings per share		24.31	18.44	24.31	18.44
Diluted earnings per share		24.26	18.43	24.26	18.43

Notes to financial statements form an integral part of these financial statements.



PTT Exploration and Production Public Company Limited and Its Subsidaries

For the Years Ended December 31, 2004 and 2003

Unit : Baht

	Notes		Shaer premium		Legal reserve		Retained earnings	
Balance - as at December 31, 2003		**3,260,000,000**	**11,559,080,000**	**(558,127,692)**	**332,200,000**	**8,949,000,000**	**14,913,467,087**	**38,455,619,395**
Currency translation differences		-	-	(452,895,853)	-	-	-	(452,895,853)
Net income		-	-	-	-	-	12,028,232,031	12,028,232,031
Share capital issued and paid-up		1,990,000	42,188,000	-	-	-	-	44,178,000
Reserve for expansion		-	-	-	-	3,547,000,000	(3,547,000,000)	-
Dividend paid		-	-	-	-	-	(4,401,000,000)	(4,401,000,000)
Balance - as at December 31, 2003		**3,261,990,000**	**11,601,268,000**	**(1,011,023,545)**	**332,200,000**	**12,496,000,000**	**18,993,699,118**	**45,674,133,573**
Currency translation differences		-	-	(143,528,429)	-	-	-	(143,528,429)
Net income		-	-	-	-	-	15,866,023,273	15,866,023,273
Share capital issued and paid-up		4,672,000	101,618,000	-	-	-	-	106,290,000
Reserve for expansion		-	-	-	-	4,404,000,000	(4,404,000,000)	-
Dividend paid	24	-	-	-	-	-	(4,403,975,400)	(4,403,975,400)
Balance - as at December 31, 2004		**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**

Notes to financial statements form an integral part of these financial statements.

PTT Exploration and Production Public Company Limited and Its Subsidaries

For the Years Ended December 31, 2004 and 2003

Unit : Baht	Consolidated		The Company	
	2004		2004	
Cash flows from operating activities				
Net Income	15,866,023,273	12,028,232,031	15,866,023,273	12,028,232,031
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net profit from investments accounted for				
under equity method	(209,029,119)	(750,136,837)	(5,623,021,711)	(1,839,246,709)
Amortization of compensation for waiving the right of carry forward gas				
and incentive gas sales	-	28,404,284	-	28,404,284
Depreciation depletion and amortization	8,095,639,844	5,440,492,663	5,559,609,635	4,865,706,733
Amortization of bonds issuing expenses	9,575,521	9,575,521	3,834,483	3,834,483
Amortization of prepaid expenses	61,658,542	30,731,388	-	-
Bond Discount	1,108,849	1,108,849	-	-
Amortization of exploration costs	24,175,401	2,031,986,659	5,858,370	8,963,262
(Gain) loss on disposal of assets	4,810,070	24,195,207	(2,093,863)	24,195,207
Gain on disposal of material	(8,848,051)	(12,693,519)	(2,333,662)	(13,504,179)
Deferred income taxes	1,117,422,976	1,510,103,784	424,312,637	643,674,537
Income recognized from deferred income	(790,265,072)	(416,130,379)	-	-
Unrealized gain on foreign exchange	(23,860,330)	(1,505,017,271)	(80,459,878)	(928,458,309)
Unpaid dividend	(20,250)	(3,129,300)	(20,250)	(3,129,300)
	24,148,391,654	**18,417,723,080**	**16,151,709,034**	**14,818,672,040**
Changes in assets and liabilities				
Increase in short-term investments	(2,790,331,136)	(2,396,129,552)	(1,365,892,254)	(2,396,129,552)
(Increase) decrease in trade receivables	(132,147,617)	(128,529,360)	(26,484,163)	27,602,826
(Increase) decrease in trade receivable-parent company	(737,679,515)	(711,918,083)	35,472,414	(941,409,076)
(Increase) decrease in inventories	(32,794,536)	1,914,248	(16,695,213)	1,450,617
(Increase) decrease in materials and supplies - net	(444,368,369)	9,985,373	(119,528,492)	11,449,046
(Increase) decrease in working capital from co-venturers	53,306,695	(227,389,252)	83,842	1,848,263
(Increase) decrease in other receivables	(180,802,072)	27,606,164	(70,816,695)	10,995,221
(Increase) decrease in accrued interest receivables	(17,998,471)	68,240,362	(8,933,086)	6,655,119
(Increase) decrease in other current assets	(142,452,049)	(306,020,616)	41,298,620	(170,581,862)
Increase in prepaid expenses	-	(25,260,200)	-	-
Increase in other non-current assets	(2,087,215)	(5,155,707)	(3,188,257)	(2,943,321)
(Decrease) increase in accounts payables	29,193,079	156,938,674	(35,593,574)	21,504,874

Notes to financial statements form an integral part of these financial statements.

Unit : Baht	Consolidated		The Company	
	2004	[illegible]	2004	[illegible]
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	156,490,517	(408,966,219)	55,945,434	(69,438,062)
(Decrease) increase in accrued expenses	1,763,154,462	(266,562,280)	822,611,034	(471,363,943)
(Decrease) increase in accrued interest payable	4,717,750	(537,622,316)	3,792,358	(524,753,096)
Increase in income tax payable	3,860,072,294	2,082,191,455	1,817,651,396	1,925,337,423
(Decrease) increase in other current liabilities	438,575,593	94,150,779	(11,050,522)	105,172,685
Increase in deferred income	44,526	333,195,017	-	-
Increase in other non-current liabilities	349,635,399	6,858,335	183,966,827	6,858,336
Gain from translation foreign entities' financial statements	(86,652,452)	(6,195,109)	-	-
	2,087,876,883	**(2,238,668,287)**	**1,302,639,669**	**(2,457,744,502)**
Net cash provided by operating activities	**26,236,268,537**	**16,179,054,793**	**17,454,348,703**	**12,360,927,538**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	842,665,122	(1,978,978,820)
Increase in investments accounted for under equity method	(500,000)	-	(3,719,775,879)	-
Dividend from related parties	318,953,200	683,500,035	1,715,010,500	-
Increase in property, plant and equipment - net	(17,296,034,078)	(9,795,135,046)	(6,199,004,988)	(4,489,746,663)
Increase in intangible assets	(93,334,731)	(30,328,327)	(57,119,937)	(23,436,246)
Net cash used in investing activities	**(17,070,915,609)**	**(9,141,963,338)**	**(7,418,225,182)**	**(6,492,161,729)**
Cash flows from financing activities				
Increase in loans from related company	-	-	118,565,650	-
Decrease in long-term loans	-	(2,165,195,000)	-	(2,165,195,000)
Cash received from bond issuing	-	2,500,000,000	-	2,500,000,000
Cash received from common share issuing	106,290,000	44,178,000	106,290,000	44,178,000
Dividend paid	(4,403,550,085)	(4,397,475,830)	(4,403,550,085)	(4,397,475,830)
Net cash used in financing activities	**(4,297,260,085)**	**(4,018,492,830)**	**(4,178,694,435)**	**(4,018,492,830)**
Net increase in cash and cash equivalents	4,868,092,843	3,018,598,625	5,857,429,086	1,850,272,979
Cash and cash equivalents at beginning of the year	**19,062,620,477**	**16,305,601,525**	**10,683,224,628**	**8,909,912,976**
	23,930,713,320	19,324,200,150	16,540,653,714	10,760,185,955
Effects of exchange differences	(152,468,060)	(261,579,673)	(11,369,847)	(76,961,327)
Cash and cash equivalents at end of the year	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
Supplementary cash flow information				
Net cash paid during the year for				
Interest expenses	1,357,961,372	1,873,955,589	739,788,897	1,241,728,714
Income taxes	8,776,306,703	4,529,447,041	5,592,299,585	3,572,657,467

Notes to financial statements form an integral part of these financial statements.

1. General Information

PTT Exploration and Production Public Company Limited (the Company) is a public limited company and is incorporated and domiciled in Thailand. The address of its registered office is as follows:

PTTEP Office Building 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900

The Company is listed on the Stock Exchange of Thailand.

The principal business operations of the Company and its subsidiaries (the Group) are acquisition, exploration and production of petroleum in Thailand and oversea, foreign gas pipeline transportation, and investment in a project strategically connected to energy business.

The Group has operations in over 7 countries and employs over 1,002 people.

As at December 31, 2004, the Group has engaged in number of projects, either as an operator or non-operator. Details are presented as follows:

PTTEP's joint ventures

Project	Country	Operator	Company's interest percentage	
			2004	2003
Unocal 3	Thai	Unocal Thailand Ltd.	5	5
E 5	Thai	ExxonMobil Exploration and Production Korat Inc.	20	20
Phu Horm (E 5-North)	Thai	Amerada Hess (Thailand) Limited	20	20
S 1	Thai	PTTEP Siam Limited	25	25
Bongkot	Thai	PTT Exploration and Production PCL.	44.4445	44.4445
Pailin	Thai	Unocal Thailand Ltd.	45	45
Arthit	Thai	PTT Exploration and Production PCL.	80	80

PTTEPI's joint ventures

Project	Country	Operator	Company's interest percentage	
			2004	2003
Yetagun	Myanmar	Petronas Carigali Myanmar (Hong Kong) Ltd.	19.3178	19.3178
W7/38	Thai	Kerr-McGee (Thailand) Limited	-	15
Yadana	Myanmar	Total E&P Myanmar	25.50	25.50
Bongkot (B13/38)	Thai	PTTEP International Ltd.	44.4445	44.4445
JDA (B-17, B17-01[1])	Thai-Malaysia	Carigali – PTTEPI Operating Company Sendirian Berhad	50	50
G4/43	Thai	Chevron (Offshore) Thailand Limited	15	15
L22/43	Thai	PTTEP International Ltd. (2003: Thai Shell Co.,Ltd.)	100	35

PTTEP KV's joint ventures

Project	Country	Operator	Company's interest percentage	
			2004	2003
Vietnam B&48/95	Vietnam	Unocal Vietnam Exploration, Ltd.	8.5	8.5

PTTEP SV's joint ventures

Project	Country	Operator	Company's interest percentage	
			2004	2003
Vietnam 52/97	Vietnam	Unocal Southwest Vietnam Exploration & Production, Ltd.	7	7

PTTEP HV's joint ventures

Project	Country	Operator	Company's interest percentage	
			2004	2003
Vietnam 9-2	Vietnam	Hoan-Vu Joint Operating Company	25	25

PTTEP HL's joint ventures

Project	Country	Operator	Company's interest percentage	
			2004	2003
Vietnam 16-1	Vietnam	Hoang Long Joint Operating Company	28.5	28.5

PTTEP AG's joint ventures

Project	Country	Operator	Company's interest percentage	
			2004	2003
Algeria 433a & 416b	Algeria	PetroVietnam Investment and Development Company	35	-

PTTEP SIAM's joint ventures

Project	Country	Operator	Company's interest percentage	
			2004	2003
Phu Horm (EU-1)	Thai	Amerada Hess (Thailand) Limited	20	-
S1	Thai	PTTEP Siam Limited	75	-

[1] Signed the Production Sharing Contract on September 30, 2004.

2. Significant Accounting Policies

2.1 Basis for Preparation of Financial Statements

The consolidated and the Company's financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Thailand under the Accounting Act B.E. 2543, being those Accounting Standards in Thailand endorsed under Accounting Professions Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act. B.E. 2535.

The Company presents financial statements in compliance with notification of Department of Commercial Registration dated September 14, 2001 under the third paragraph of section 11 of Accounting Act B.E. 2543.

Since 1998, the Group has applied International Accounting Standard 12 "Income Taxes".

The consolidated and the Company's financial statements are use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. While the Group uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

The consolidated and the Company's financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Subsidiary Undertakings

Subsidiary undertakings, which are those entities in which the parent company in the Group has an interest of more than one half of the voting rights and has power to exercise control over subsidiaries' financial policies and operations. Subsidiaries are consolidated from the date on which control is transferred to the parent company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between the Group are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A listing of the Group's principal subsidiaries is set out in Note 8.

2.3 Associated Undertakings

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group generally has between 20% and 50% of the voting rights, and over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes excess on acquisition Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

A listing of the Group's principal associated is set out in Note 8.

2.4 Joint Ventures

The Group's interest in jointly controlled entities are accounted for by proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of the financial statements.

The Group's interest in jointly controlled assets are accounted for by proportionate consolidation. Under this method the Group includes its share of the assets, liabilities and expenses based on Joint Operating Agreement in the relevant components of the financial statements.

A listing of the Group's jointly controlled entities and jointly controlled assets are set out in Note 8 and Note 1, respectively.

2.5 Related Parties

Enterprises and individuals that directly, or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and follow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.6 Foreign Currency Transactions

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currency remaining at the year-end date are translated into Baht at the average buying and selling rates, respectively, as determined by the Bank of Thailand. Such gains or losses are recognized as revenues or expenses in the period in which they occur.

The monetary assets and liabilities of subsidiary companies are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using the exchange rates ruling on the transaction dates. Gains or losses from such translation are recognized as revenues or expenses in the period in which they occur.

The assets and liabilities of overseas jointly controlled entities are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using average exchange rates during the period. Differences from such translation have been shown under the caption of "Currency Translation Differences" in shareholders' equity.

2.7 Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and at banks, and other short-term highly liquid investments with maturities within 3 months.

2.8 Trade Accounts Receivable

Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories are valued at the lower of weighted average cost or net realizable value. Cost is determined by the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

2.10 Materials and Supplies

Materials and supplies are valued on the average cost basis. Allowances have been provided for obsolete and unserviceable items.

2.11 Borrowing Costs

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

2.12 Property, Plant and Equipment

General properties

Property, plant and equipment are presented at cost, after deducting accumulated depreciation and provision for impairment of assets.

Depreciation of general properties is determined on the straight-line method at rates ranging from 5% to 20% per annum.

Oil and Gas Properties

The Company follows the Successful Efforts Method in accounting for its oil and gas exploration and production activities as follows:

Cost of Properties

Costs of properties comprise total acquisition costs of concession right or the portion of costs applicable of properties, drilling, development, equipment and operating costs of support equipment as well as the decommissioning costs. If exploratory wells establish proved reserves, and are included in the plan to develop in the near future, exploratory drilling costs (both tangible and intangible) are initially capitalized otherwise the related costs are charged as expenses.

Exploratory costs, comprising geological and geophysical costs as well as area reservation fees during the exploration stage, are charged to expenses as incurred.

Development costs, irrespective of whether relating to development wells or unsuccessful development wells, are capitalized.

Depreciation, depletion and amortization

Capitalized of acquisition costs of concession right are depleted and amortized on the unit of production method, which is based on estimated proved recoverable reserves. Depreciation, depletion and amortization of exploratory wells, development equipment and operating costs of support equipment as well as the decommissioning costs, except unsuccessful projects are calculated on the unit of production method, which is based on estimated proved recoverable reserves and proved development reserves. Changes in reserve estimates are recognized prospectively.

Proved recoverable reserves and proved development reserves are calculated by the Group's own engineers and information from the joint ventures.

Depreciation of transportation pipeline of Yadana and Yetagun project is calculated on the straight-line method with an estimated useful life of 30 years.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount and recorded in the income statement.

Gain and losses on disposal are determined by reference to their carrying amount and are taken into account in operating profit.

Expenditure for addition, renewal and betterment which result in a substantial increase in an asset's current replacement value, are capitalized. Repair and maintenance costs are recognized as expenses when incurred.

2.13 Intangible Assets

Expenditures on acquired licenses for computer software are capitalized and amortized using the straight-line method over the lives of contract, maximum of 10 years. The carrying amount is reviewed annually and adjusted for impairment where it is considered necessary.

2.14 Deferred Income Taxes

Deferred income tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, amortization of decommissioning costs, tax losses carried forward and, on the difference between the fair values of the net assets acquired and their tax base.

Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.15 Borrowings

Borrowings are recognised initially at the proceeds received. Transaction costs incurred are recognized as deferred assets and amortized through the income statement over the period of the borrowings.

2.16 Provision for Decommissioning Costs

The Group recorded provision for decommissioning cost whenever it is probable that there is an obligation as a result of the past event and reliable amount of obligation.

The Group recognizes provision for decommissioning costs, which are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment.

2.17 Reserve for Expansion

The Group sets aside a reserve for expansion for the purpose of investing in new exploration-phase projects, which are generally susceptible to high risk, and for the purpose of finding additional petroleum reserves. The reserve for expansion is set aside at the rate of 35% of the net profit on tax basis after tax from exploration and production activities.

2.18 Income Recognition

Sales are recognized upon delivery of products and customer acceptance.

Interest income is recognized on the basis of percentage of period, taking into account the effective yield on the asset.

Revenues other than the above mentioned are recognized on an accrual basis.

2.19 Income Taxes

The Group's expenditures and revenues for tax purposes comprise:

- Current period tax which is calculated in accordance with the Petroleum Income Tax Act B.E. 2514 and Amendment B.E. 2532 and the Revenue Code
- Income tax in the Union of Myanmar
- Deferred income taxes, which are calculated as disclosed in Note 11.

2.20 Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the year.

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

2.21 Provident Fund and Provision for Employee benefits

The Company established a provident fund under the name of "Employee of PTTEP Registered Provident Fund".

The provident fund is funded by payments from employees and by the Company which are held in a separate trustee-administered fund. The Company contributes to the fund at a rate of 15 % of its employees' salaries which are charged to the income statement in the period to which the contributions relate.

The provision for employee benefits is determined from the different of compensation and benefits under provident fund and compensation and benefits under the old pension scheme. The provision is assessed by the Company's management. The provision is based on the old pension scheme which is determined by length of years of service, and current salary of employees. The provision is presented under Non-current liabilities

2.22 Deferred Income under Take-or-Pay Agreements

The Group has certain obligations in respect of the supply of gas under gas purchase agreements with its customer. Under these agreements customer is required to pay for certain minimum quantities of gas in a given year. Should customer be unable to take the minimum contracted quantities in a given year, certain volumes of gas that the customer has paid for but has not taken in that year can take for free of charge in subsequent years subject to certain conditions in the agreements. The Group recognizes its obligations under Take-or-Pay Agreements on an accrual basis based on its best estimate of volumes taken in the year. Received in advance under these agreements are recognized as deferred income. The deferred income, when subsequently taken, is recognized in the income statement.

The Group made prepayment for royalty related to cash received in advance under Take-or-Pay Agreement to government of Myanmar. Prepayment will be amortized when the deferred income is recognized.

3. Change in Accounting Policy

The Group recorded a provision of decommissioning costs for the year 2003. A provision is recognized, and are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on estimates by the Group's own engineers and managerial judgment.

The Company restated the financial statements for the year 2002. The effect of this change decreased retained earning at beginning of 2003 by Baht 503.38 million.

4. Changes of Joint Venture Interest and Investment in Jointly Controlled Entities

On January 19, 2004, the Company incorporated PTTEP (Thailand) Limited, a subsidiary company which is 49% owned by PTTEP Middle East Company Limited and 51% owned by PTTEP International Limited. PTTEP (Thailand) Limited was registered with 10,000,000 shares at 10 Baht each.

On January 28, 2004, the Company incorporated PTTEP Services Limited, a subsidiary company which is 75% owned by PTTEP (Thailand) Limited and 25% owned by PTTEP. PTTEP Services Limited was registered with 100,000 shares at 10 Baht each.

On January 29, 2004, the Company and PTTEP Offshore Investment Company Limited (PTTEPO) acquired all of Thai Shell Exploration and Production Company Limited's shares at the portion of 49% and 51% respectively, with the excess of the cost of an acquisition over the fair value of net assets Baht 5,597 million (Net book value was Baht 1,987 million) according to the signed Share Purchase Agreement with Shell Petroleum NV on December 30, 2003. Thai Shell Exploration and Production Company Limited (subsequently changed name to PTTEP Siam Limited) was the Operator and had 75% interests in S1 project, and wholly owned in Block B6/27.

On August 11, 2004, the Company and PTT Public Company Limited (PTT) incorporated Energy Complex Company Limited which is 50% owned by PTT and 50% owned by PTTEP. Energy Complex Company Limited was registered with 100,000 shares at 10 Baht each.

5. Cash and Cash Equivalents

Cash and cash equivalents comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Cash on hand and at banks	1,939.10	4,818.63	421.31	446.03
Cash equivalents	21,839.15	14,243.99	16,107.97	10,237.19
Total	23,778.25	19,062.62	16,529.28	10,683.22

Cash equivalents comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Fixed deposits	5,495.75	3,391.24	454.17	767.81
Treasury bills	16,343.40	10,852.75	15,653.80	9,469.38
Total	21,839.15	14,243.99	16,107.97	10,237.19

The interest rate of saving held at call with banks is 0.25-1.25 % per annum (2003: 0.25-0.60 % per annum).

The interest rate of deposits held at call with banks is 0.50-2.00% per annum (2003: 0.50-2.50 % per annum).

6. Trade Receivables

6.1 Trade Receivable-Parent Company

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Trade receivable	4,385.85	3,352.18	2,792.60	2,514.85
Accrued income	-	313.22	-	313.22
Total	4,385.85	3,665.40	2,792.60	2,828.07

6.2 Trade Receivables

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Myanmar Oil and Gas Enterprise	317.76	352.27	-	-
Electricity Generating Authority of Thailand	181.54	42.34	45.39	42.34
Others	23.45	-	23.44	-
Total	522.75	394.61	68.83	42.34

7. Materials and Supplies – Net

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Materials and supplies-at cost	1,356.39	850.00	842.28	719.86
Less: Provision for obsolescence	(66.87)	(13.12)	(13.68)	(13.12)
Materials and supplies-net	1,289.52	836.88	828.60	706.74

8. Investments and Loans to Related Parties

Subsidiary undertakings, associated undertakings and the Group's interest in jointly controlled entities as at December 31, 2004 and 2003 are as follows:

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			2004	2003	2004	2003	Cost Method		Equity Method		For the Year 2004	For the Year 2003
							2004	2003	2004	2003		
Subsidiary Companies												
PTTEPI*	Petroleum	Shareholding / Management team from the parent company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	23,471.57	21,034.98	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	3,733.54	1,757.90	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	1,278.46	622.73	-	-
PTTEPS*	Petroleum	Shareholding / Management team from the parent company	100.00	-	PTTEP 49%	-	3,719.03	-	3,071.80	-	1,715.00	-
					PTTEPO 51%	-	3,864.89	-	3,191.95	-	1,785.00	-
PTTEP Services*	Petroleum Service	Shareholding / Management team from the parent company	1.00	-	PTTEP 25%	-	0.25	-	(0.23)	-	-	-
					PTTEPTH 75%	-	0.75	-	(0.68)	-	-	-
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(168.90)	(136.83)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(127.46)	(90.12)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,619.77)	(1,425.44)	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(1,000.55)	(842.70)	-	-

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			2004	2003	2004	2003	Cost Method		Equity Method		For the Year 2004	For the Year 2003
							2004	2003	2004	2003		
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(319.49)	(233.26)	-	-
PTTEP AG*	Petroleum	Shareholding / Management team from the parent company	2.10	-	PTTEPO 100%	PTTEPO 100%	2.10	-	(23.96)	1.97	-	-
PTTEPTH*	Petroleum	Shareholding / Management team from the parent company	25.00	-	PTTEP 49%	-	12.25	-	9.78	-	-	-
					PTTEPI 51%	-	12.75	-	10.18	-	-	-
<u>Associated Companies</u>												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,723.84	1,741.34	73.06	58.45
New Links*	Commerce	Shareholding	44.27 (Baht)	44.27 (Baht)	PTTEPO 40 %	PTTEPO 40 %	9,898.26	9,898.26	9,643.35	9,735.74	245.89	625.05
Energy Complex*	Commerce	Shareholding	0.50	-	PTTEP 50%	-	0.50	-	0.46	-	-	-
<u>Jointly Controlled Entities</u>												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,613.76	1,569.60	1,686.79	1,881.50
TPC*	Natural pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 19.3178%	0.57	0.57	1,065.56	329.77	-	-

*PTTEPI : PTTEP International Company Limited

PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB was liquidated on November 1, 2004.)

PTTEPO : PTTEP Offshore Investment Company Limited

PTTEPS : PTTEP Siam Limited

PTTEP Services : PTTEP Services Limited

PTTEP KV : PTTEP Kim Long Vietnam Company Limited

PTTEP SV : PTTEP Southwest Vietnam Company Limited

PTTEP HV : PTTEP Hoan-Vu Company Limited

PTTEP HL : PTTEP Hoang-Long Company Limited

PTTEP ME : PTTEP Middle East Company Limited

PTTEP AG : PTTEP Algeria Company Limited

PTTEPTH : PTTEP (THAILAND) LIMITED

TOP : Thai Oil Power Company Limited

New Links : New Links Energy Resources Limited

Energy Complex : Energy Complex Company Limited

CPOC : Carigali – PTTEPI Operating Company Sdn Bhd.

MGTC : Moattama Gas Transportation Company

TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk.

8.1 Investments Accounted for under Equity Method

Investments Accounted for under Equity Method represented in the consolidated and the company's balance sheet as at December 31, 2004 and 2003 comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
PTTEP International Company Limited	-	-	23,471.57	21,034.98
PTB Partner Co., Ltd.	-	-	0.09	0.09
PTTEP Offshore Investment Company	-	-	3,733.54	1,757.90
PTTEP Siam Limited	-	-	3,071.80	-
Thai Oil Power Company Limited	1,723.84	1,741.34	-	-
New Links Energy Resources Limited	9,643.35	9,735.74	-	-
Energy Complex Company Limited	0.46	-	0.46	-
Total	11,367.65	11,477.08	30,277.46	22,792.97

8.2 Investments in Jointly Controlled Entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The changes of investments in jointly controlled entities as at December 31 comprised

(Unit: Million Baht)

	2004	2003
Opening net book amount	1,899.37	1,814.93
Additional investment	-	0.21
Share of results after tax	2,466.74	1,965.73
Dividend	(1,686.79)	(1,881.50)
Closing net book amount	2,679.32	1,899.37

The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding 2004	Percentage shareholding 2003
Carigali – PTTEPI Operating Company Sdn. Bhd. (CPOC)	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC (TPC)	Gas pipeline transportation Union of Myanmar	19.3178	19.3178

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

(Unit: Million Baht)

	MGTC		TPC	
	2004	2003	2004	2003'
Balance Sheets:				
Current assets	634.51	456.95	227.96	194.69
Non-current assets	4,200.35	4,439.22	2,321.31	2,449.74
Current liabilities	(146.88)	(149.03)	(38.22)	(316.41)
Non-current liabilities	(2,874.12)	(2,990.54)	(1,139.64)	(1,681.61)
Assets (liabilities) net	**1,813.86**	**1,756.60**	**1,371.41**	**646.41**
Statements of Income:				
Revenues	2,677.38	2,500.02	1,225.74	966.76
Expenses	(238.46)	(248.57)	(187.41)	(163.73)
Income before income taxes	2,438.92	2,251.45	1,038.33	803.03
Interest expenses	-	-	(13.53)	(55.63)
Income taxes	(595.26)	(609.52)	(264.87)	(182.06)
Net income (loss)	**1,843.66**	**1,641.93**	**759.93**	**565.34**

8.3 Long-Term Loans to Related Party

The Company has loan to subsidiary company amounting to Baht 1,134.54 million which has interest rate 4.625% per annum. The subsidiary company shall occasionally repay the loan.

8.4 Loan from Related Company

The Company has loan from subsidiary company amounting to Baht 118.57million which has interest rate 4.625% per annum. The subsidiary company shall occasionally repay the loan.

9. Related Party Transactions

Significant transactions with related parties for years ended December 31, 2004 and 2003 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Parent company - PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	44,181.94	32,971.25	30,645.38	26,494.29
Revenue from rental (market price)	17.14	17.14	17.14	17.14
Prepaid incentive gas sales	-	156.64	-	156.64
Subsidiary company				
Interest Income	-	-	69.13	80.19

10. Property, Plant and Equipment-Net

(Unit: Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2003	77,233.56	1,380.87	1,202.52	79,816.95
Increase during the year	31,224.55	582.90	814.58	32,622.03
Decrease during the year	(456.64)	-	(26.60)	(483.24)
Currency translation difference	(106.88)			(106.88)
Balance as at December 31, 2004	107,894.59	1,963.77	1,990.50	111,848.86

(Unit: Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Accumulated depreciation				
Balance as at December 31, 2003	(25,556.19)	(427.77)	(863.36)	(26,847.32)
Increase during the year	(12,531.68)	(164.70)	(513.58)	(13,209.96)
Decrease during the year	18.73	-	16.28	35.01
Depreciation for the year	(7,830.32)	(62.92)	(148.90)	(8,042.14)
Currency translation differences	(256.82)	-	-	(256.82)
Balance as at December 31, 2004	(46,156.28)	(655.39)	(1,509.56)	(48,321.23)
Net book value as at December 31, 2003	51,677.37	953.10	339.16	52,969.63
Net book value as at December 31, 2004	61,738.31	1,308.38	480.94	63,527.63

Depreciation included in income statement for the year ended 2003 Baht 5,358.16 Million

Depreciation included in income statement for the year ended 2004 Baht 8,042.14 Million

	The Company			
	Oil and Gas Properties[1]	Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2003	55,444.75	768.92	1,101.81	57,315.48
Increase during the period	6,258.06	28.53	164.26	6,450.85
Decrease during the period	(93.24)	-	(20.77)	(114.01)
Balance as at December 31, 2004	61,609.57	797.45	1,245.30	63,652.32
Accumulated depreciation				
Balance as at December 31, 2003	(22,661.50)	(368.62)	(787.94)	(23,818.06)
Decrease during the period	18.72	-	15.13	33.85
Depreciation for the period	(5,319.33)	(49.98)	(138.34)	(5,507.65)
Balance as at December 31, 2004	(27,962.11)	(418.60)	(911.15)	(29,291.86)
Net book value as at December 31, 2003	32,783.25	400.30	313.87	33,497.42
Net book value as at December 31, 2004	33,647.46	378.85	334.15	34,360.46

Depreciation included in income statement for the year ended 2003 Baht 4,784.08 Million

Depreciation included in income statement for the year ended 2004 Baht 5,507.65 Million

[1] Oil and Gas Properties as at December 31, 2004 included net decommissioning costs to the consolidated and the Company statement amounting to Baht 3,130.32 million and 2,511.05 million, respectively.

11. Income Taxes and Deferred Income Taxes

11.1 Income Taxes

Income taxes for the years ended December 31, 2004 and 2003 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Petroleum income tax				
Current tax expenses	9,372.02	5,495.11	7,302.34	5,459.94
Deferred tax expenses	253.98	640.74	424.31	643.68
Total	9,626.00	6,135.85	7,726.65	6,103.62
Income tax under Revenue Code				
Current tax expenses	389.70	162.48	62.66	38.05
Deferred tax expenses	(3.17)	584.45	-	-
Total	386.53	746.93	62.66	38.05
Income tax in the Foreign Country				
Current tax expenses	1,109.88	848.78	-	-
Deferred tax expenses	221.20	230.38	-	-
Total	1,331.08	1,079.16	-	-
Total income taxes	11,343.61	7,961.94	7,789.31	6,141.67

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

11.2 Deferred Income Taxes

Deferred income taxes for the years ended December 31, 2004 and 2003 are as follows:

(Unit: Million Baht)

	Consolidated	The Company
Deferred income tax assets		
Petroleum income tax		
Balance as at December 31, 2003	27.77	-
Provided by (used in) Income statement	(15.54)	-
Balance as at December 31, 2004	12.23	-
Income tax under Revenue Code		
Balance as at December 31, 2003	6.89	-
Provided by (used in) Income statement	3.17	-
Balance as at December 31, 2004	10.06	-
Total deferred income tax assets as at December 31, 2003	34.66	-
Total deferred income tax assets as at December 31, 2004	22.29	-
Deferred income tax liabilities		
Petroleum income tax		
Balance as at December 31, 2003	8,094.61	8,094.61
Increase from Business Acquisition	630.24	-
Balance after Business Acquisition	8,724.85	8,094.61
Provided by (used in) Income statement	238.44	424.31
Balance as at December 31, 2004	8,963.29	8,518.92
Income tax in the Foreign Country		
Balance as at December 31, 2003	1,078.85	-
Provided by (used in) Income statement	214.88	-
Balance as at December 31, 2004	1,293.73	-
Total deferred income tax liabilities as at December 31, 2003	9,173.46	8,094.61
Total deferred income tax liabilities as at December 31, 2004	10,257.02	8,518.92

11.2 Deferred Income Taxes (continued)

Deferred income taxes liabilities

(Unit: Million Baht)

	Consolidated			
	Gain from revaluation of decommissioning cost	Depreciation	Bond	Total
Balance as at December 31, 2003	181.04	9,584.74	-	9,765.78
Increase from Business ...	85.24	1,374.77	-	1,460.01
Balance after Business Acquisition	266.28	10,959.51	-	11,225.79
Transfer to Income statement	45.48	(73.23)	567.84	540.09
Balance as at December 31, 2004	311.76	10,886.28	567.84	11,765.88

Deferred income taxes assets

(Unit: Million Baht)

	Consolidated				
	Amortization of decommission costs	Provision for obsolete Stock	Provision for retirement Benefits	Provision for impairment loss	Total
Balance as at December 31, 2003	626.98	-	-	-	626.98
Increase from Business ...	560.87	28.55	75.41	164.94	829.77
Balance after Business Acquisition	1,187.85	28.55	75.41	164.94	1,456.75
Transfer to Income statement	170.53	(1.95)	70.76	(164.94)	74.40
Balance as at December 31, 2004	1,358.38	26.60	146.17	-	1,531.15
Net deferred income taxes as at December 31, 2003					9,138.80
Net deferred income taxes as at December 31, 2004					10,234.73

Deferred income tax assets and liabilities are offset when it related to the same legal tax authority.

The consolidated and the company's balance sheet comprised

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Deferred income tax assets				
Petroleum income tax	12.23	27.77	-	-
Income tax under Revenue Code	10.06	6.89	-	-
Total	22.29	34.66	-	-
Deferred income tax liabilities				
Petroleum income tax	8,963.29	8,094.61	8,518.92	8,094.61
Income tax in the Foreign Country	1,293.73	1,078.85	-	-
Total	10,257.02	9,173.46	8,518.92	8,094.61
	10,234.73	9,138.80	8,518.92	8,094.61

12. Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 15 is recognized. Prepaid expenses comprised:

(Unit: Million Baht)

	Consolidated	
	2004	2003
Petroleum royalty to the government of the Union of Myanmar	417.23	478.89

13. Other Non-current Assets

Other non-current assets comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	31 Dec. 2004	31 Dec. 2003	31 Dec. 2004	31 Dec. 2003
Costs carried for PetroVietnam				
In projects:				
- Block B and 48/95	41.30	41.86	-	-
- Block 52/97	39.46	39.99	-	-
Other deposits	10.93	6.62	10.38	6.58
Others	2.60	3.14	0.38	0.99
Total	94.29	91.61	10.76	7.57

14. Bonds

	Consolidated			
	2004		2003	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	15,415.51	393.28	15,624.93
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	393.28	17,915.51	393.28	18,124.93

	The Company			
	2004		2003	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	7,576.95	193.28	7,680.42
Unsecured and	-	2,500.00	-	2,500.00
Total	193.28	10,076.95	193.28	10,180.42

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

15. Deferred Income

Deferred income arises from PTTEPI received advance payments from PTT Public Company Limited (PTT), its parent company, for natural gas and MGTC and TPC received advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income as at December 31, 2004 and 2003 comprised:

(Unit: Million Baht)

	2004	2003
Deferred income for the year 1999	1,550.68	2,074.79
Deferred income for the year 2000	3,218.04	3,487.96
Deferred income for the year 2001	762.53	763.49
Total	5,531.25	6,326.24

16. Provision for Decommissioning Costs

The Group recognized provision for decommissioning cost as at December 31, 2004 and 2003 comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Balance at beginning of the year	3,910.32	3,633.20	3,422.60	3,152.52
Current translation different	(93.48)	(300.76)	(44.37)	(259.61)
Addition provision	1,412.83	577.88	175.46	529.69
Balance at the end of year	5,229.67	3,910.32	3,553.69	3,422.60

17. Other Non-current Liabilities

Other non-current liabilities comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	31 Dec. 2004	31 Dec. 2003	31 Dec. 2004	31 Dec. 2003
Provision for employee benefits				
The Group	292.34	-	126.67	-
Joint venture projects	174.52	117.22	174.74	117.22
Total	466.86	117.22	301.41	117.22

The Company recognized provision for employee benefits as at December 31, 2004 amounting to Baht 126.67 million. The provision is for staffs whose employment contract starting before November 1995 and are the member of the provident fund, when resign, after taking into account compensation and benefit under provident fund, receiving less than the relinquished old pension scheme, the Company will then compensate such compensation and benefit equally to the old pension scheme.

PTTEP Siam Limited recognized provision for employee benefits as at December 31, 2004 amounting to Baht 165.67 million.

18. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On November 11, 2004, the Company changed its registered paid-up capital to be 653.33 million ordinary shares at Baht 5 each, or a total of Baht 3,266.66 million, increasing 0.93 million shares, or a total of Baht 4.67 million from the exercise of warrants to purchase ordinary shares by employees. The difference of 11.07 million shares reserve for;

- The exercise of warrants 1.2 million units to purchase ordinary shares 2.4 million shares by employees on April 16, 1998. (one warrant provides the right to purchase two ordinary shares) to the directors, managements and employees with exercised price of 150 Baht per share. The last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. However the 2004 annual general meeting of the shareholders approved the reallocation of the 2.4 million shares to be reserved for the exercise of right under the newly issued warrants in year 2004-2006.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at December 31, 2004, the employees exercised the warrants to purchase 1.33 million shares (0.40 million shares in 2003 and 0.93 million shares in 2004). Therefore, there are remaining outstanding balances of shares reserve 8.67 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of Baht 111 per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003. As of December 31, 2004, the total of 1,150 people exercised the warrants to purchase 0.90 million shares. Therefore, there are remaining outstanding balances of warrants 1.10 million units and shares reserved 1.10 million shares.

  - On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of Baht 117 per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2004. As of December 31, 2004, the total of 602 people exercised the warrants to purchase 0.43 million shares. Therefore, there are remaining outstanding balances of warrants 1.57 million units and shares reserved 1.57 million shares.

- On August 1, 2004, the annual general meeting of the shareholders approved warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 183 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2005.
- Remaining balance of ordinary shares 3.20 million shares to be reserved for providing warrants.

19. Gain on Foreign Exchange

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Realized gain(loss) on foreign exchange	88.44	(635.28)	66.33	85.13
Unrealized gain on foreign exchange	23.86	1,505.02	80.46	928.46
Total	112.30	869.74	146.79	1,013.59

20. Other Revenues

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Rental income	20.43	21.85	20.43	21.85
Others	63.31	42.93	9.20	7.61
Total	83.74	64.78	29.63	29.46

21. Earnings per Share

	Consolidated		The Company	
	2004	2003	2004	2003
Net profit attributable				
To shareholders (Million Baht)	15,866.02	12,028.23	15,866.02	12,028.23
Weighted average number				
Of outside ordinary shares				
In issue (no. of share, Million)	652.77	652.15	652.77	652.15
Basic earnings per share				
(Million Baht)	24.31	18.44	24.31	18.44

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated		The Company	
	2004	2003	2004	2003
Net profit attributable				
to shareholders	15,866.02	12,028.23	15,866.02	12,028.23
Net profit used to determine				
diluted earnings per share	15,866.02	12,028.23	15,866.02	12,028.23
Weighted average number of				
outside ordinary share in issue				
(no. of share)	652.77	652.15	652.77	652.15
Adjustments for share options	1.20	0.36	1.20	0.36
Weighted average number of				
outside ordinary shares				
for diluted earnings per share	653.97	652.51	653.97	652.51
Diluted earnings per share (Baht)	24.26	18.43	24.26	18.43

22. Segment Information

Primary reporting-business segments

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2004						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	1,199.73	816.95		1,596.14			3,612.82
- Related parties	38,098.88	6,083.06		2,303.39		(2,303.39)	44,181.94
Share of associates		153.51			55.52		209.03
Total revenues	**39,298.61**	**7,053.52**	**-**	**3,899.53**	**55.52**	**(2,303.39)**	**48,003.79**
Production expenses	2,945.07	2,809.98		155.54		(2,324.01)	3,586.58
Administrative expenses – project	781.96	359.80	53.41	32.47			1,227.64
Exploration cost							
- Dry hole	5.86	18.32					24.18
- Geological and geophysical	101.32	221.89	53.65				376.86
Depreciation, depletion and amortization	7,290.57	389.47	2.66	249.97			7,932.67
Royalties	4,914.04	753.94					5,667.98
Gain(Loss) on foreign exchange rate and other expenses	(118.52)	(10.98)	(0.43)				(129.93)
Total expenses	**15,920.30**	**4,542.42**	**109.29**	**437.98**	**-**	**(2,324.01)**	**18,685.98**
Segment result	**23,378.31**	**2,511.10**	**(109.29)**	**3,461.55**	**55.52**	**20.62**	**29,317.81**
Depreciation - general							(172.54)
Selling and administrative expenses - general							(727.24)
Operating profit							**28,418.03**
Other income, net							83.74
Finance cost - Interest income							216.80
- Interest expenses							(1,359.41)
Gain(Loss) on foreign exchange rate and other expenses							(149.53)
Profit before tax							**27,209.63**
Tax - Project	(9,765.93)	(843.85)		(860.13)			(11,469.91)
- Group							126.30
Net Income	**13,612.38**	**1,667.25**	**(109.29)**	**2,601.42**			**15,866.02**
Segment assets	46,332.68	12,463.17	608.42	6,753.20	597.17		66,754.64
Investment under equity method		9,643.35			1,724.30		11,376.65
Unallocated assets							33,822.24
Consolidated total assets							**111,944.53**
Segment liabilities	11,305.05	6,192.28	94.40	679.26	37.72		18,308.71
Unallocated liabilities							36,536.87
Consolidated total liabilities							**54,845.58**
Capitalization cost	**25,200.50**	**959.10**	**426.27**	**2,744.54**	**3,278.08**		**32,608.49**

22. Segment Information (Continued)

Primary reporting-business segments

(Unit: Million Baht)

Consolidation for the year ended December 31, 2003

	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	419.54	618.23		1,089.15			2,126.92
- Related parties	26,773.82	6,225.93		2,373.95		(2,373.95)	32,999.75
Share of associates		480.41			269.72		750.13
Total revenues	**27,193.36**	**7,324.57**	**-**	**3,463.10**	**269.72**	**(2,373.95)**	**35,876.80**
Production expenses	1,841.58	2,775.94		148.91		(2,377.03)	2,389.40
Administrative expenses – project	611.13	214.53	34.32	37.84			897.82
Exploration cost							
- Dry hole	8.97	2,023.02					2,031.99
- Geological and geophysical	46.56	60.04	173.17				279.77
Depreciation, depletion and amortization	4,744.19	294.90	1.25	228.57			5,268.91
Royalties	3,380.34	640.73					4,021.07
Gain(Loss) on foreign exchange rate and other expenses	(286.60)	72.87	1.88				(211.85)
Total expenses	**10,346.17**	**6,082.03**	**210.62**	**415.32**	**-**	**(2,377.03)**	**14,677.11**
Segment result	**16,847.19**	**1,242.54**	**(210.62)**	**3,047.78**	**269.72**	**3.08**	**21,199.69**
Depreciation - general							(181.15)
Selling and administrative expenses-General							(416.00)
Operating profit							**20,602.54**
Other income, net							64.78
Financial cost - Interest income							202.39
- Interest expenses							(1,411.00)
Gain(Loss) on foreign exchange rate and other expenses							531.46
Profit before tax							**19,990.17**
Tax - Project	(6,736.24)	(337.96)		(791.57)			(7,865.77)
- Group							(96.17)
Net Income	**10,110.95**	**904.58**	**(210.62)**	**2,256.21**			**12,028.23**
Segment assets	38,792.25	11,832.24	88.86	6,979.00	261.27		57,953.62
Investments under equity method		9,735.74			1,741.33		11,477.07
Unallocated assets							23,145.22
Consolidated total assets							**92,575.91**
Segment liabilities	5,652.94	6,947.45	23.39	964.89			13,588.67
Unallocated liabilities							33,313.11
Consolidated total liabilities							**46,901.78**
Capital expenditure	**4,894.54**	**5,125.71**	**32.79**	**980.00**	**267.46**		**11,300.50**

Business segmentation

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. In addition, the Group also has an investment through its indirect shareholding of exploration and production company in Indonesia. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia and Middle East. As of balance sheet date, the Group had 8 projects under production and 16 projects in exploration phases.
- Overseas pipeline segment, the Group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest e.g. Yadana and Yetagun projects

Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting — geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2004			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	1,199.73	2,413.09	-	3,612.82
- Related parties	38,098.88	6,083.06	-	44,181.94
Segment assets	46,929.85	19,216.37	608.42	66,754.64
Investments under equity method	1,724.30	9,643.35	-	11,367.65
Capital expenditure	28,478.58	3,703.64	426.27	32,608.49
Consolidated total assets	82,476.39	28,859.72	608.42	111,944.53

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2003			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	419.54	1,707.38	-	2,126.92
- Related parties	26,773.82	6,225.93	-	32,999.75
Segment assets	39,053.52	18,811.24	88.86	57,953.62
Investments under equity method	1,741.33	9,735.74	-	11,477.07
Capital expenditure	5,162.00	6,105.71	32.79	11,300.50
Consolidated total assets	63,940.07	28,546.98	88.86	92,575.91

23. Disclosure of Financial Instruments

Foreign Currency Risk

The Company and its subsidiaries have loans and bonds in foreign currency incurred from raising funds in foreign financial markets. They have a policy to manage the foreign currency risk consequently arising from changes in currency exchange rates by utilizing financial instruments such as currency swap agreements and forward exchange contracts, as discussed in Note 14.

Interest Rate Risk

The Company and its subsidiaries are aware of the interest rate risk pertaining to financial assets and liabilities which arises from the movements in market interest rates and will affect the operating results of the Company and its subsidiaries both in the current and future periods. Therefore, in order to hedge this interest rate risk, the Company and its subsidiaries have a policy of good management of assets and liabilities by which the structure and features of transactions in assets, liabilities and shareholders' equity are aligned with each other, and interest rate swap agreements are utilized, as discussed in Note 14.

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

(Unit: Million Baht)

	As of December 31, 2004	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,712.63	9,269.76
Cross currency interest and principal swaps	7,576.95	6,572.83
Unsecured and unsubordinated USD 200 million	7,840.50	8,422.53
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,259.46

24. Dividend

On April 28, 2004, the annual general meeting of the shareholders approved payment of a dividend of Baht 6.75 per share for a total of 652.4 million shares at Baht 4,404 million for the year 2003.

The Company has estimated the dividend to its shareholders for the year 2004 at Baht 9 per share. This dividend will be paid upon approval by the annual general meeting of the shareholders.

25. Contingent Liability

As at December 31, 2004, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.35 million in the financial statements of the Company and Baht 472.42 million in the consolidated financial statements.

On January 23, 2004, Arthit's joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

26. Significant Events During the Period

On September 15, 2004, PTTEP Algeria Company Limited (PTTEP AG) was granted the right from Algeria's government for the joint venture in onshore petroleum exploration block 443A & 416 B in Algeria with interest 35%.

On September 30, 2004, PTTEPI and PC JDA Limited (an affiliate of Petronas Carigali) signed the Production Sharing Contract (PSC) of Block B-17-01 with Malaysia-Thailand Joint Authority (MTJA). Block B-17-01 is in the Malaysia-Thailand Joint Development Area (MTJDA). Each party will have a participant interest of 50%.

On December 28, 2004, PTTEP Siam Limited (a subsidiary of PTTEP) the cabinet has approved investment in petroleum exploration and production project no. 1/1981/19 (EU1) in Udon Thani province. The joint venture partners consist of Amerada Hess (Thailand) Limited (the Operator), Apico LLC, PTTEP Siam Limited, ExxonMobil Exploration and Production Khorat Inc. The participation interests will be 35%, 35%, 20% and 10%, respectively.

27. Events after Balance Sheet Date

On January 28, 2005, the Board of Directors of the Company approved to increase its capital in the Energy Complex Co., Ltd. based on a shareholding ratio of 50%, in the amount of Baht 399.50 million. The Energy Complex Co., Ltd.'s total paid-up registered capital will be Baht 800 million, consisting of 80 million common shares at 10 Baht each. And the Company joint to provide a loan to the Energy Complex Co., Ltd. based on shareholding ratio of 50%, in the amount of Baht 800 million, being a part of the total loan amount of Baht 1,600 million.

On January 29, 2005 PTTEPO signed the Conditional Share Purchase Agreement to sell its entire shareholdings in New Links to Encore Int'l Limited (Encore). Encore, also a current shareholder, is choosing to exercise its pre-emptive right to purchase the aforementioned shares.

The Board of Director authorized to issue the financial statements on January 28, 2005.

ABBREVIATIONS

BBL	barrel
BOE	barrel of oil equivalent
BOED	barrel of oil equivalent per day
BPD	barrel per day
BSCF*	billion standard cubic feet
CNG	compressed natural gas[1]
DCQ	Daily Contract Quantity
GSA	Gas Sales Agreement
HOA	Heads Of Agreement
LNG	liquefied natural gas[2]
LPG	liquefied petroleum gas
MMBOE	million barrels of oil equivalent
MMBPD	million barrels per day
MMSCF*	million standard cubic feet
MMSCFD*	million standard cubic feet per day
MMSTB*	million stock-tank barrels
MMSTBD*	million stock-tank barrels per day
STB*	stock-tank barrel
STBD*	stock-tank barrel per day
TCF	trillion cubic feet
TPD	ton per day

* Referring to gas and oil at standard condition, 60° F and 1 atmosphere (ATM)

1. Natural gas liquefied by increasing pressure.

2. Natural gas liquefied by decreasing temperature.



PTTEP

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

555 PTTEP Office Building, Vibhavadi Rangsit Rd., Chatuchak, Bangkok 10900, Thailand

Tel: (66) 2537 4000 Fax: (66) 2537 4444

pttep.com



Correction of the 2004 Annual Report (English Version)

1. **Page 35, Line 21 under Myanmar M7& M9 Project**
   Add more information: **The two exploration wells will be drilled in 2005**

2. **Pages 37 and 38**
   Move the information of **"L22/43, L 53/43 & L 54/43 Projects"** from **to be the sub-item of "Projects with PTTEP as operator following Myanmar M7 & M9 Project in Page 35"**

3. **Page 39, Line 28 under Thai Offshore Base Project**
   Change from "Completed construction of Jetty, Buildings, access road and marshalling area." to **"The construction of Jetty, Buildings, access road and marshalling area will be completed in early 2005"**

4. **Page 73 under PTTEP Share Holding Structure**
   Change "PTTEP Middle East Company Limited (PTTEP ME) holding 75% of equity in PTTEP Services Limited" to **"PTTEP (Thailand) Ltd. holds 75% of equity in PTTEP Services Ltd."**

5. **Page 77 in Item 3) Yankee Bond**
   Change from "Yankee Bond" to **"Samurai Bond"**

6. **Page 85 under Management holding shares in the Company**
   Item No. 6. **Mr.Poawpadet Vorabutr**
   "Differentiation of Number of Shares is changed from 500 to –"
   "Number of PTTEP Warrants is changed from 22,900 to **47,900"**

7. **Page 89 Add "11 February, 2005" on the bottom left corner of the page.**

8. **Page 64 Training of Mr. Pala Sookawesh**
   Change from "Training: None" to **"Training: Director Accredited Program-DAP (May 17, 2004)"**

9. **Add FAS 69 after Page 131 as per attached**

(A) PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2004

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2004 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the company on Blocks B, 48/95, 52/97, 9-2, and 16-1 Projects in offshore Vietnam because no commercial arrangement has been established for the discoveries.

The total Proved Reserves (Consolidated Companies) as of December 31, 2004 of PTTEP and its subsidiaries are 139 Million Stock Tank Barrels (MMSTB) for crude oil and condensate, and 5,011 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserves (Consolidated Companies) in term of oil equivalent is 899 Million Barrels (MMBOE).

The total production in 2004 (Consolidated Companies) is 56 MMBOE or equivalent to the production rate of approximately 154,000 Barrels of Oil Equivalent per Day (BOED) , approximately 34,000 BOED or 28% increase from last year. The production increase was mainly attributed to the increase of petroleum production from Bongkot, Yadana, and Yetagun projects and the increased interest in S1 project.

PTTEP indirectly holds 34.20% interest in PT. Medco Energi Internasional Tbk. (Medco), an Indonesia upstream oil and gas exploration and production company. PTTEP's share of Medco's Proved Reserves are 36 MMSTB for crude and condensate, and 165 BSCF for gas. The total Proved Reserves in term of oil equivalent is 64 Million Barrels (MMBOE). (Medco's Proved Reserves were based on Gaffney, Cline & Associates (Consultants) Pte. Ltd.(GCA)'s estimated as of January 1, 2004 subtracted by total 2004 production. GCA's estimation for end of 2004 has not been completed.)

The total PTTEP's worldwide Proved Reserves as of December 31, 2004, including investment in Medco are 175 MMSTB for crude and condensate, and 5,176 BSCF for gas, or approximately 963 MMBOE.

	Proved Reserves of Crude oil and Condensate(1)			Proved Reserves of Nature Gas(1)			Proved Reserves of Crude oil, Condensate and Natural Gas(1) Barrel of Oil Equivalent		
	(Million of barrels)			(Billion of cubic feet)			(Million of barrels)		
	Domestic(2)	Foreign	Worldwide	Domestic(2)	Foreign	Worldwide	Domestic(2)	Foreign	Worldwide
Company's share of reserves of consolidated companies									
As of December 31, 2002	89	9	98	2,727	1,865	4,592	519	249	768
1) Revision of previous estimates	8	(0.02)	8	187	(1)	186	41	4	45
2) Improved recovery	-	-	-	-	-	-	-	-	-
3) Extensions and discoveries	11	-	11	470	-	470	88	-	88
4) Purchases/Sales of Petroleum in Place	-	3	3	-	124	124	-	25	25
5) Production	(7)	(0.44)	(8)	(162)	(73)	(235)	(34)	(10)	(44)
Total consolidation companies									
As of December 31, 2003	**101**	**11**	**112**	**3,222**	**1,915**	**5,137**	**614**	**268**	**882**
MEDCO(3)	-	40	40	-	93	93	-	55	55
Total Worldwide									
As of December 31, 2003	**101**	**51**	**152**	**3,222**	**2,008**	**5,230**	**614**	**323**	**937**
Company's share of reserves of consolidated companies									
As of December 31, 2003	101	11	112	3,222	1,915	5,137	614	268	882
1) Revision of previous estimates	(1)	-	(1)	(25)	-	(25)	(8)	(3)	(11)
2) Improved recovery	-	-	-	-	-	-	-	-	-
3) Extensions and discoveries	0	-	0	3	-	3	1	-	1
4) Purchases/Sales of Petroleum in place(4)	41	-	41	171	-	171	83	-	83
5) Production	(12)	(0.58)	(13)	(192)	(83)	(275)	(45)	(11)	(56)
Total consolidation companies									
As of December 31, 2004	**129**	**10**	**139**	**3,179**	**1,832**	**5,011**	**645**	**254**	**899**
MEDCO(3)	-	36	36	-	165	165	-	64	64
Total Worldwide									
As of December 31, 2004	**129**	**46**	**175**	**3,179**	**1,997**	**5,176**	**645**	**318**	**963**

(1) The Proved Reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.

(2) Includes JDA Project

(3) PTTEP indirectly holds 34.20% interest in Medco. Medco's proved reserves were based on Gaffney, Cline & Associates (Consultants) Pte. Ltd.'s estimated as of January 1, 2004 subtracted by total 2004 production. As at 29th January 2005 PTTEPO, a subsidiary of PTTEP, has signed a Conditional Share Purchase Agreement to sell its entire shareholdings in New Links Energy Resources Limited to Encore Int'l Limited (Encore). Encore, also a current shareholder, is choosing to exercise its pre-emptive right to purchase the aforementioned shares.

(4) PTTEP's interest in S1 Project increased from 25% to 100%.

(B) Capitalized costs relating to oil and gas producing activities

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion and amortization.

Proved properties include exploration & development wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities.

The net capitalized costs represent the undepreciated value for these assets.

(Million Baht)	2004	2003
Proved properties	100,341	71,892
Unproved properties	1,755	1,105
Accrued decommissioning costs	5,875	4,293
Support equipment and facilities	620	325
Gross capitalized costs	**108,591**	**77,615**
Accumulated depreciation, depletion, and amortization	(46,561)	(25,690)
Net capitalized costs	**62,030**	**51,925**
Capitalized costs of equity company [1]	10,358	4,724

(1) Represents PTTEP's share of net capitalized costs of investment in Medco
As at 29th January 2005 PTTEPO, a subsidiary of PTTEP, has signed a Conditional Share Purchase Agreement to sell its entire shareholdings in New Links Energy Resources Limited to Encore Int'l Limited (Encore). Encore, also a current shareholder, is choosing to exercise its pre-emptive right to purchase the aforementioned shares.

(C) Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties.

Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells.

Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline.

(Million Baht)	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Acquisition of properties						
- Proved	5,597	-	5,597	-	1,558	1,558
- Unproved	44	215	259	-	-	-
Exploration costs [1]	1,036	475	1,511	45	2,246	2,291
Development costs	5,606	786	6,392	4,511	1,466	5,977
Total	12,283	1,476	13,759	4,556	5,270	9,826
Costs incurred of equity Company [2]	-	6,725	6,725	-	1,158	1,158

(1) Exploration costs include transferring of exploration well costs to development well costs for future production.

(2) Represents PTTEP's share of costs incurred of investment in Medco accounted for under equity method

(D) Results of operation for producing activities

Results of operations from oil and gas producing activities for the year 2004 and 2003 are shown in the following table.

Operating costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs. General administrative expenses are expenses directly related to oil and gas producing activities. Depreciation, Depletion and Amortization expense relates to capitalized costs incurred in acquisition, exploration and development activities, transportation pipeline, including amortized decommissioning costs.

Other income/expenses include pipeline transportation income and foreign exchange gains and losses.

Income tax expenses are based on the tax effects arising from the operations.

General corporate overhead and interest costs are excluded from the results of operations.

(Million Baht)	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Gross revenues :						
Total Sales	39,299	6,900	46,199	27,193	6,845	34,038
Expenses :						
Operating expenses	2,945	642	3,587	1,842	547	2,389
Exploration expenses	107	294	401	56	2,256	2,312
General administrative expenses	782	446	1,228	455	271	726
Petroleum royalties	4,914	754	5,668	3,380	641	4,201
Depreciation, depletion and amortization	7,291	642	7,933	4,702	500	5,202
Other (income)/ expenses	(118)	(1,609)	(1,727)	(33)	(938)	(971)
Total expenses	15,921	1,169	17,090	10,402	3,277	13,679
Results before income taxes	**23,378**	**5,731**	**29,109**	**16,791**	**3,568**	**20,359**
Income tax expenses	9,766	1,704	11,470	6,696	1,897	8,593
Net results of operations	**13,612**	**4,027**	**17,639**	**10,095**	**1,671**	**11,766**
Results of operations of equity company[1]	-	**154**	**154**	-	**480**	**480**

[1] Represents PTTEP's share of results of operations of investment in Medco

(E) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved reserves in the future, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

(Million Baht)	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Future cash inflows	444,327	162,244	606,571	383,121	164,872	547,993
Future production costs	(61,511)	(20,821)	(82,332)	(50,172)	(21,553)	(71,725)
Future development costs	(108,972)	(6,530)	(115,502)	(92,504)	(6,696)	(99,200)
Future income tax expenses	(90,534)	(50,059)	(140,593)	(81,203)	(49,104)	(130,307)
Future net cash flows	183,310	84,834	268,144	159,241	87,520	246,761
10% annual discount	(83,998)	(47,576)	(131,574)	(78,957)	(51,478)	(130,435)
Standardized measure of discounted future net cash flows (SMDCF)	99,312	37,258	136,570	80,283	36,043	116,326
SMDCF of equity company (1)	-	5,587	5,587	-	4,038	4,038
Total SMDCF	**99,312**	**42,845**	**142,157**	**80,283**	**40,081**	**120,364**

(1) Represents PTTEP's share of discounted future net cash flows of investment in Medco.
As at 29th January 2005 PTTEPO, a subsidiary of PTTEP, has signed a Conditional Share Purchase Agreement to sell its entire shareholdings in New Links Energy Resources Limited to Encore Int'l Limited (Encore). Encore, also a current shareholder, is choosing to exercise its pre-emptive right to purchase the aforementioned shares.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

(Million Baht)	2004	2003
Present value at beginning of year	**116,326**	**96,059**
Sales and transfers of oil and gas produced, net of production costs	(31,759)	(27,251)
Development costs incurred during the period	6,782	4,916
Net changes in prices and production costs	38,127	17,348
Net changes in development costs	(15,079)	11,886
Extensions, discoveries and improved recovery	272	19,732
Revisions of previous quantity estimates	(5,923)	22,769
Purchases / sales of petroleum in place	43,448	11,818
Accretions of discount	(5,337)	(20,450)
Net changes in income taxes	(10,287)	(20,500)
Present value at the year end	**136,570**	**116,326**

(F) Other information

Productive Oil and Gas Wells

The number of productive wells at December 31, 2004 were as follows :

	Oil		Gas	
	Gross	Net	Gross	Net
Thailand	165	164	550[1]	142
Foreign				
Southeast Asia	-	-	20	5
Total	165	164	570	147

(1) The numbers of 77 production wells produce both crude oil and Gas.

Drilling in Progress

The number of oil and gas wells in progress at December 31, 2004 were as follows:

Exploratory

	Gross	Net
Thailand	-	-
Foreign		
Southeast Asia	-	-
Middle East	1	1
Total	1	1

Development

	Gross	Net
Thailand	2	0.9
Foreign		
Southeast Asia	-	-
Total	2	0.9

Net Oil and Gas Wells Drilled Annually in 2004

Exploratory

	Net Productive wells drilled	Net dry well drilled
Thailand	7.8	-
Foreign		
Southeast Asia	0.4	0.2
Total	8.2	0.2

Development

	Net Productive wells drilled	Net dry well drilled
Thailand	33.9	-
Foreign		
Southeast Asia	0.8	-
Total	34.7	-

Gross wells include the total number of wells in which the company has an interest. Net wells are the sum of the company's fractional interests in gross wells

Quarterly Information in 2004 and 2003 (unaudited) for the consolidated financial statement are as follows:

(Unit : Million Baht)

Year 2004	4th Q	3rd Q	2nd Q	1st Q	Total
Revenues					
Sales	12,894	12,069	11,097	10,139	46,199
Revenue from pipeline transportation	415	419	404	358	1,596
Other revenues					
Gain on foreign exchange	727	-	-	105	112*
Interest income	85	53	37	42	217
Other revenues	19	39	22	15	83*
Share of profit from investments accounted for under equity method	94	-176	49	-	209*
Total revenues	**14,234**	**12,756**	**11,609**	**10,659**	**48,416**
Expenses					
Operating expenses	955	978	853	800	3,586
Exploration expenses	133	97	131	40	401
General administrative expenses	627	466	341	520	1,954
Petroleum royalties	1,574	1,440	1,399	1,255	5,668
Other expenses					
Depreciation, depletion and amortization	2,081	1,895	2,083	2,046	8,105
Director's remuneration	19	2	3	1	26
Loss on foreign exchange	-	206	514	-	-*
Other expenses	11	67	23	18	107*
Share of loss from investments accounted for under equity method	-	-	-	110	-*
Total expenses	**5,400**	**5,151**	**5,347**	**4,791**	**19,847**
Income before interest and income taxes	**8,834**	**7,605**	**6,262**	**5,868**	**28,569**
Interest expenses	338	350	340	331	1,359
Income taxes	3,396	3,144	2,645	2,159	11,344
Net income	**5,100**	**4,111**	**3,277**	**3,378**	**15,866**
Earnings per share (Baht)					
Basic earnings per share	7.81	6.30	5.02	5.18	24.31
Diluted earnings per share	7.78	6.29	5.02	5.17	24.26

* present net balance

(Unit : Million Baht)

Year 2003	4th Q	3rd Q	2nd Q	1st Q	Total
Revenues					
Sales	8,924	8,875	8,427	7,812	34,038
Revenue from pipeline transportation	354	298	228	209	1,089
Other revenues					
Gain on foreign exchange	50	469	241	110	870
Interest income	45	44	54	59	202
Other revenues	10	31	14	9	64
Share of profit from investments accounted for under equity method	6	206	369	169	750
Total revenues	9,389	9,923	9,333	8,368	37,013
Expenses					
Operating expenses	616	589	637	548	2,390
Exploration expenses	1,377	239	109	586	2,311
General administrative expenses	403	321	300	289	1,313
Petroleum royalties	1,088	1,052	974	907	4,021
Other expenses					
Depreciation, depletion and amortization	1,459	1,357	1,281	1,353	5,450
Director's remuneration	13	2	2	2	19
Other expenses	38	31	17	22	108
Total expenses	4,994	3,591	3,320	3,707	15,612
Income before interest and income taxes	4,395	6,332	6,013	4,661	21,401
Interest expenses	342	360	367	342	1,411
Income taxes	2,060	2,081	2,096	1,725	7,962
Net income	1,993	3,891	3,550	2,594	12,028
Earnings per share (Baht)					
Basic earnings per share	3.05	5.97	5.44	3.98	18.44
Diluted earnings per share	3.05	5.96	5.44	3.98	18.43